   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 20, 1996
                                                    REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           MEGO MORTGAGE CORPORATION
                (Name of Registrant as Specified in its Charter)
                             ---------------------

             DELAWARE                            6162                           88-0286042
 (State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
  incorporation or organization)     Classification Code Number)           Identification No.)

                             ---------------------
                        1000 PARKWOOD CIRCLE, SUITE 500
                             ATLANTA, GEORGIA 30339
                                 (770) 952-6700

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                                JAMES L. BELTER
                            EXECUTIVE VICE PRESIDENT
                           MEGO MORTGAGE CORPORATION
                        1000 PARKWOOD CIRCLE, SUITE 500
                             ATLANTA, GEORGIA 30339
                                 (770) 952-6700

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           COPY OF COMMUNICATIONS TO:

             GARY EPSTEIN, ESQ.                              STEVEN R. FINLEY, ESQ.
             FERN S. WATTS, ESQ.                           GIBSON, DUNN & CRUTCHER LLP
        GREENBERG, TRAURIG, HOFFMAN,                             200 PARK AVENUE
        LIPOFF, ROSEN & QUENTEL, P.A.                       NEW YORK, NEW YORK 10166
            1221 BRICKELL AVENUE                                 (212) 351-4000
            MIAMI, FLORIDA 33131                           (FACSIMILE) (212) 351-4035
               (305) 579-0500
         (FACSIMILE) (305) 579-0717

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM
                                                               AGGREGATE                AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES REGISTERED        OFFERING PRICE(1)(2)       REGISTRATION FEE
- --------------------------------------------------------------------------------------------------------
  Common Stock, $.01 par value........................        $32,200,000                $11,104
- --------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
(2) Includes 300,000 shares of Common Stock which may be purchased by the Underwriters pursuant to an over-allotment option.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           MEGO MORTGAGE CORPORATION

         (CROSS REFERENCE SHEET PURSUANT TO ITEM 501 OF REGULATION S-K)

             ITEM NUMBER AND CAPTION                          HEADING IN PROSPECTUS
- -------------------------------------------------  -------------------------------------------
  1.  Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus...  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages
        of Prospectus............................  Inside Front and Outside Back Cover Pages
  3.  Summary Information and Risk Factors.......  Prospectus Summary; Risk Factors
  4.  Use of Proceeds............................  Use of Proceeds
  5.  Determination of Offering Price............  Cover Page; Underwriting
  6.  Dilution...................................  Dilution
  7.  Selling Security Holders...................  *
  8.  Plan of Distribution.......................  Cover Page; Underwriting
  9.  Description of Securities to be
        Registered...............................  Prospectus Summary; Dividend Policy;
                                                     Description of Capital Stock
 10.  Interests of Named Experts and Counsel.....  *
 11.  Information With Respect to the
        Registrant...............................  Prospectus Summary; Risk Factors;
                                                     Capitalization; Selected Financial Data;
                                                     Management's Discussion and Analysis of
                                                     Financial Condition and Results of
                                                     Operations; Business; Management;
                                                     Principal Stockholders; Certain
                                                     Transactions; Description of Note
                                                     Offering; Description of Capital Stock;
                                                     Financial Statements
 12.  Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..............................  *

- ---------------

* Omitted because response is negative or inapplicable.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 1996

                                2,000,000 SHARES

                           MEGO MORTGAGE CORPORATION
                                  COMMON STOCK
                            ------------------------
     All of the 2,000,000 shares of Common Stock offered hereby (the "Offering") are being sold by Mego Mortgage Corporation (the "Company"). Mego Financial Corp. ("Mego Financial") currently owns 100% of the outstanding Common Stock. Upon completion of the Offering, Mego Financial will own approximately 83.3% of the Company's outstanding Common Stock (approximately 81.3% if the Underwriters exercise their over-allotment option in full). The sale of the Common Stock offered hereby is contingent upon the completion of a concurrent offering by the
Company (the "Note Offering") of an aggregate of $40,000,000 of      % Senior
Subordinated Notes due 2001.

     Prior to the Offering, there has been no public trading market for the Common Stock, and there can be no assurance that any active trading market will develop. It is currently anticipated that the initial public offering price will
be between $          and $          per share. See "Underwriting" for
information relating to the factors to be considered in determining the initial public offering price.

     Application will be made to list the Common Stock for quotation on The Nasdaq National Market ("Nasdaq") under the symbol "MMGC."

     SEE "RISK FACTORS" ON PAGES 8 THROUGH 17 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.
                            ------------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
                                           PRICE TO            UNDERWRITING          PROCEEDS TO
                                            PUBLIC             DISCOUNT(1)            COMPANY(2)
- ------------------------------------------------------------------------------------------------------
Per Share...........................           $                    $                     $
Total(3)............................           $                    $                     $
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.
(2) Before deducting expenses of the Offering estimated at $          payable by
     the Company.
(3) The Company has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 300,000 additional shares of Common Stock for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public,
     Underwriting Discount and Proceeds to Company will be $          ,
     $          and $          , respectively. See "Underwriting."
                            ------------------------
     The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares of Common Stock
will be made against payment on or about             , 1996, at the office of
Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.
                            ------------------------
OPPENHEIMER & CO., INC.                   FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

               The date of this Prospectus is             , 1996

                       [MAP OF LOCATIONS TO BE INSERTED]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option to purchase from the Company up to an additional 300,000 shares of Common Stock and (ii) gives effect to a 1,600-for-1 stock split effected in October 1996.

                                  THE COMPANY

     Mego Mortgage Corporation (the "Company") is a specialized consumer finance company that originates, purchases, sells and services consumer loans consisting primarily of home improvement loans secured by liens on the improved property. Through its network of independent correspondent lenders ("Correspondents") and home improvement construction contractors ("Dealers"), the Company initially originated only home improvement loans insured under the Title I credit insurance program ("Title I Loans") of the Federal Housing Administration (the "FHA"). The Title I program provides for insurance of 90% of the principal balance of the loan, and certain other costs. The Company began offering conventional uninsured home improvement loans and debt consolidation loans ("Conventional Loans") through its Correspondents in May 1996 and such loans have become a significant portion of its current loan originations.

     The Company's borrowers are individuals who own their home and have verifiable income but may have limited access to traditional financing sources due to insufficient home equity, limited credit history or high ratios of debt service to income. These borrowers require or seek a high degree of personalized service and prompt response to their loan applications. As a result, the Company's borrowers generally are not averse to paying higher interest rates that the Company charges for its loan programs as compared to the interest rates charged by banks and other traditional financial institutions. The Company has developed a proprietary credit index profile that includes as a significant component the credit evaluation score methodology developed by Fair, Isaac and Company to classify borrowers on the basis of likely future performance. The other components of the Company's scoring system include debt to income ratio, employment history and residence stability. The Company charges varying rates of interest based upon the borrower's credit profile and income. For the year ended August 31, 1996, the loans originated by the Company had a weighted average interest rate of 14.0%.

     The Company's loan originations increased to $139.3 million during the year ended August 31, 1996 from $87.8 million during the year ended August 31, 1995 and $8.1 million during the six months in which it originated loans in the year ended August 31, 1994. The Company's revenues increased to $13.6 million for the year ended August 31, 1995 from $751,000 for the year ended August 31, 1994. For the nine months ended May 31, 1996, the Company had revenues of $17.4 million compared to $6.8 million for the nine months ended May 31, 1995. For the nine months ended May 31, 1996, the Company had net income of $4.6 million compared to $1.2 million for the nine months ended May 31, 1995.

     The Company sells substantially all the loans it originates through either whole loan sales to third party institutional purchasers or securitizations at a yield below the stated interest rate on the loans, retaining the right to service the loans and receive any amounts in excess of the yield to the purchasers. The Company completed its first two securitizations of Title I Loans in March and August 1996 totalling $133.1 million and expects to sell a substantial portion of its loan production through securitizations in the future. At May 31, 1996, the Company serviced $166.3 million of loans it had sold.

     The Company's strategic plan is to continue to expand its lending operations while maintaining its credit quality. The Company's strategies include: (i) offering new loan products; (ii) expanding its network of Correspondents and Dealers; (iii) entering new geographic markets; (iv) realizing operational efficiencies through economies of scale; and (v) using securitizations to sell higher volumes of loans on more favorable terms. At May 31, 1996, the Company had developed a network of approximately 265 active Correspondents and approximately 445 active Dealers. The Company's Correspondents generally offer a wide variety of loans and its Dealers typically offer home improvement loans in conjunction with debt consolidation. By offering a more diversified product line, including Conventional Loans, and maintaining its high level of service, the Company has increased the loan production from its existing network of Correspondents. The Company also intends to increase its number of active Correspondents and Dealers by greater penetration of existing markets, because of its broader product line, and through expansion into new geographic markets. The Company anticipates that as it expands its lending operations it will realize economies of scale, thereby reducing its average loan origination costs and enhancing its profitability. In addition, the Company intends to continue to sell its loan production through securitizations as opportunities arise. Through access to securitization, the Company believes that it has the ability to sell higher volumes of loans on more favorable terms than through whole loan sales.

     The Company was incorporated under the laws of the State of Delaware in 1992. The Company's principal executive offices are located at 1000 Parkwood Circle, Suite 500, Atlanta, Georgia 30339, and its telephone number is (770) 952-6700.

                        RELATIONSHIP WITH MEGO FINANCIAL

     Mego Financial Corp. ("Mego Financial"), a publicly traded company, currently owns 100% of the outstanding Common Stock. Upon completion of the Offering, Mego Financial will own approximately 83.3% of the outstanding Common Stock (approximately 81.3% if the Underwriters exercise their over-allotment option in full). As a result of its ownership interest, upon completion of the Offering, Mego Financial will have voting control on all matters submitted to stockholders of the Company, including the election of directors and the approval of extraordinary corporate transactions. See "Principal Stockholders." In order to fund the Company's past operations and growth, and in conjunction with filing consolidated tax returns, the Company incurred debt to Mego Financial ("Intercompany Debt"). The amount of Intercompany Debt was $8.5 million at August 31, 1995 and $12.0 million at May 31, 1996. The Company intends to use a portion of the aggregate net proceeds from the Offering and the Note Offering to repay Intercompany Debt. It is not anticipated that Mego Financial will continue to provide funds to the Company or guarantee the Company's indebtedness following consummation of the Offering. The Company also has agreements with its affiliate, Preferred Equities Corporation ("PEC"), for the provision of management services and loan servicing and an agreement with Mego Financial and its direct and indirect subsidiaries for tax sharing. See "Use of Proceeds" and "Certain Transactions."

                                  THE OFFERING

Common Stock offered by the
Company.............................     2,000,000 shares

Common Stock to be outstanding after
the Offering........................     12,000,000 shares(1)

Use of proceeds.....................     The Company intends to use the
                                         aggregate net proceeds of the Offering
                                         and the Note Offering to provide
                                         capital to originate and securitize
                                         loans and to repay Intercompany Debt.
                                         See "Use of Proceeds."

Proposed Nasdaq symbol..............     MMGC
- ---------------

(1) Does not include 900,000 shares of Common Stock reserved for issuance upon exercise of stock options to be granted under the Company's 1996 Employee Stock Option Plan (the "Stock Option Plan"). See "Management -- Stock Option Plan."

                   CONCURRENT OFFERING OF SUBORDINATED NOTES

     Concurrent with the Offering, the Company is offering $40.0 million
aggregate principal amount of      % Senior Subordinated Notes due 2001 (the
"Notes") by a separate prospectus. The consummation of the Offering and the Note Offering are conditioned upon each other. See "Description of Note Offering."

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The summary financial information set forth below should be read in conjunction with the financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                             YEAR ENDED AUGUST     NINE MONTHS
                                                                    31,           ENDED MAY 31,
                                                             -----------------   ----------------
                                                             1994(1)    1995      1995     1996
                                                             -------   -------   ------   -------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Gain on sale of loans....................................  $   579   $12,233   $6,098   $11,621
  Net unrealized gain on mortgage related securities(2)....       --        --       --     2,182
  Interest income, net.....................................      172       473      313       538
  Loan servicing income....................................       --       873      418     3,049
                                                             -------   -------   -------  -------
Total revenues.............................................      751    13,579    6,829    17,390
Total costs and expenses...................................    2,262     7,660    4,975     9,927
                                                             -------   -------   -------  -------
Income (loss) before income taxes(3).......................   (1,511)    5,919    1,854     7,463
Income taxes(3)............................................       --     2,277      651     2,833
                                                             -------   -------   -------  -------
Net income (loss)..........................................  $(1,511)  $ 3,642   $1,203   $ 4,630
                                                             =======   =======   =======  =======
Net income (loss) per share................................  $ (0.15)  $  0.36   $ 0.12   $  0.46
                                                             =======   =======   =======  =======

                                                        AS OF AUGUST 31,       AS OF MAY 31, 1996
                                                        -----------------   ------------------------
                                                        1994(1)    1995     ACTUAL    AS ADJUSTED(4)
                                                        -------   -------   -------   --------------
BALANCE SHEET DATA:
Loans held for sale, net..............................  $1,463    $ 3,676   $ 4,671      $  4,671
Excess servicing rights...............................     904     14,483    12,796        12,796
Mortgage related securities(2)........................      --         --    15,144        15,144
Total assets..........................................   5,122     24,081    40,499
Total liabilities.....................................     983     13,300    25,088
Total stockholder's equity............................   4,139     10,781    15,411

                                                        YEAR ENDED AUGUST      NINE MONTHS
                                                               31,            ENDED MAY 31,
                                                        -----------------   ------------------
                                                        1994(1)    1995      1995       1996
                                                        -------   -------   -------   --------
OPERATING DATA:
Loans originated......................................  $8,133    $87,751   $52,521   $ 89,391
Weighted average interest rate on loans originated....   14.18 %    14.55%    14.47%     14.23%
Servicing portfolio (period end):
  Company-owned loans.................................  $1,471    $ 3,720   $ 6,250   $  4,763
  Sold loans..........................................   6,555     88,566    52,400    166,285
                                                        -------   -------   --------  --------
          Total.......................................  $8,026    $92,286   $58,650   $171,048
                                                        =======   =======   ========  ========
Delinquency period(5):
  31-60 days past due.................................    2.06 %     2.57%     1.27%      2.41%
  61-90 days past due.................................    0.48       0.73      0.39       0.78
  91 days and over past due...........................    0.26       0.99      0.68       4.34(6)
  91 days and over past due, net of claims filed(7)...    0.26       0.99      0.68       2.38
Claims filed with HUD(8)..............................      --         --        --       1.96
Amount of FHA insurance available (period end)........  $  831    $ 9,552   $ 6,029   $ 18,084(9)
Amount of FHA insurance available as a percentage of
  loans serviced (period end).........................   10.36 %    10.35%    10.28%     10.57%(9)
Ratio of earnings to fixed charges(10)................   N/A         7.69x     5.27x     10.23x

- ---------------

 (1) The Company commenced originating loans in March 1994.
 (2) Mortgage related securities consist of certificates representing interests retained by the Company in securitization transactions.
 (3) The results of operations of the Company are included in the consolidated Federal income tax returns filed by Mego Financial, the Company's sole stockholder. Mego Financial allocates income taxes to the Company calculated on a separate return basis. See "Certain Transactions."
 (4) As adjusted to give effect to (i) the sale of the shares of Common Stock offered hereby (after deducting underwriting discounts and estimated expenses of the Offering), (ii) the sale of the Notes pursuant to the Note Offering (after deducting underwriting discounts and estimated expenses of the Note Offering) and (iii) the application of the estimated net proceeds from the Offering and the Note Offering as described under "Use of Proceeds."
 (5) Represents the dollar amount of delinquent loans as a percentage of total dollar amount of loans serviced by the Company (including loans owned by the Company) as of the date indicated.
 (6) During the nine month period ended May 31, 1996, the processing and payment of claims filed with HUD was delayed. See "Business -- Loan Servicing."
 (7) Represents the dollar amount of delinquent loans net of delinquent Title I Loans for which claims have been filed with HUD and payment is pending as a percentage of total dollar amount of loans serviced by the Company (including loans owned by the Company) as of the date indicated.
 (8) Represents the dollar amount of delinquent Title I Loans for which claims have been filed with HUD and payment is pending as a percentage of total dollar amount of loans serviced by the Company (including loans owned by the Company) as of the date indicated.
 (9) If all claims filed with HUD had been processed and paid as of period end, the amount of FHA insurance available would have been reduced to $15,063,000, which as a percentage of loans serviced would have been 8.98%.
(10) Earnings include pretax income, the portion of rents representative of the interest factor and interest on debt. Fixed charges include interest on indebtedness (including the Notes), prepaid commitment fees and the portion of rents representative of the interest factor.

                                  RISK FACTORS

     Investment in the Common Stock offered hereby involves a high degree of risk, including the risks described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Company and this offering before making an investment decision. This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in the Prospectus generally. Actual events or results may differ as a result of various factors, including, without limitation, the risk factors set forth below and the matters set forth in the Prospectus generally.

INTEREST RATE RISKS

     Changes in interest rates affect the Company's business in a variety of ways, including decreased demand for loans during periods of higher interest rates, fluctuations in profits derived from the difference between short-term and long-term interest rates and increases in prepayment rates during periods of lower interest rates. The profits realized by the Company from home improvement loans are, in part, a function of the difference between fixed long-term interest rates, at which the Company originates its home improvement loans, and adjustable short-term interest rates, at which the Company finances such loans until the closing of the sale of such loans. Generally, short-term rates are lower than long-term rates and the Company benefits from the positive interest rate differentials during the time the loans are held by the Company pending the closing of the sale of such loans. During the period from 1994 through the present, the interest rate differential was high and this fact contributed significantly to the Company's net interest income. The interest rate differential may not continue at such favorable levels in the future.

     Changes in interest rates during the period between the time an interest rate is established on a loan and the time such loan is sold affect the revenues realized by the Company from loans. In connection with the origination of loans, the Company issues loan commitments for periods of up to 45 days in the case of Correspondents and 90 days in the case of Dealers. Furthermore, the period of time between the closing on a loan and the sale of such loan generally ranges from 10 to 90 days. Increases in interest rates during these periods will result in lower gains (or even losses) on sales of loans than would be recorded if interest rates had remained stable or had declined. Changes in interest rates after the sale of loans also affect the profits realized by the Company with respect to loan sale transactions in which the yield to the purchaser is based on an adjustable rate. During the year ended August 31, 1995 and the nine months ended May 31, 1996, the Company sold loans under an agreement which provides for the yield to the purchaser to be adjusted monthly to a rate equal to 200 basis points over the one-month London Interbank Offered Rate ("LIBOR"). An increase in LIBOR would result in a decrease in the Company's future income from such sold loans resulting in a charge to earnings in the period of adjustment. Although through May 31, 1996 the Company has not suffered losses in connection with the sale of Title I Loans or Conventional Loans as a result of interest rate changes, there can be no assurance that such losses will not occur in the future. To date, the Company has not hedged its interest rate risk, although it may do so in the future. To the extent that the Company engages in hedging transactions, there can be no assurance that it will be successful in mitigating the adverse impact of changes in interest rates.

     Interest rate levels also affect the Company's excess servicing spread. The Company generally retains the servicing rights to the loans it sells. The yield to the purchaser is generally lower than the average stated interest rates on the loans, as a result of which the Company earns an excess servicing spread on the loans it sells. Increases in interest rates or competitive pressures may result in reduced servicing spreads, thereby reducing or eliminating the gains recognized by the Company upon the sale of loans in the future.

CAPITALIZED EXCESS SERVICING RIGHTS AND VALUATION OF MORTGAGE RELATED SECURITIES

     At May 31, 1996, the Company's balance sheet reflected excess servicing rights of $12.8 million, mortgage related securities of $15.1 million and mortgage servicing rights of $2.7 million. The Company derives a significant portion of its income by realizing gains upon the sale of loans due to the excess servicing rights associated with such loans recorded at the time of sale and the capitalization of mortgage servicing rights recorded at origination. Excess servicing rights as capitalized on the Company's balance sheet represent the excess of the interest rate payable by an obligor on a loan over the interest rate passed through to the purchaser acquiring an interest in such loan, less the Company's normal servicing fee and other applicable recurring fees.

     The Company records gains on sale of loans through securitizations and whole loan sales based in part on the estimated fair value of the mortgage related securities (residual and interest only securities) retained by the Company and on the estimated fair value of retained mortgage servicing rights related to such loans. When loans are sold, the Company recognizes as current revenue the present value of the excess servicing rights expected to be realized over the anticipated average life of loans sold less future estimated credit losses relating to the loans sold. Mortgage related securities consist of certificates representing the excess of the interest rate payable by an obligor on a sold loan over the yield on pass-through certificates sold pursuant to a securitization transaction, after payment of servicing and other fees. The capitalized excess servicing rights, and capitalized mortgage servicing rights and valuation of mortgage related securities are computed using prepayment, default and interest rate assumptions that the Company believes are reasonable. The amount of revenue recognized upon the sale of loans will vary depending on the assumptions utilized. The weighted average discount rate used to determine the present value of the balance of capitalized excess servicing rights and capitalized mortgage servicing rights reflected on the Company's balance sheet at August 31, 1995 and May 31, 1996 was approximately 12%. Capitalized excess servicing rights are amortized over the lesser of the estimated or actual remaining life of the underlying loans as an offset against the excess servicing rights component of servicing income actually received in connection with such loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Although the Company believes that it has made reasonable estimates of the fair value of the mortgage related securities, the excess servicing rights and mortgage servicing rights likely to be realized, the rate of prepayment and the amount of defaults utilized by the Company are estimates and actual experience may vary from its estimates. The gain recognized by the Company upon the sale of loans will have been overstated if prepayments or defaults are greater than anticipated. Higher levels of future prepayments could result in excess servicing rights and mortgage servicing rights amortization expense exceeding realized excess servicing rights and mortgage servicing rights, thereby adversely affecting the Company's servicing income and resulting in a charge to earnings in the period of adjustment. Similarly, if delinquencies or liquidations were to be greater than initially assumed, excess servicing rights and mortgage servicing rights amortization would occur more quickly than originally anticipated, which would have an adverse effect on servicing income in the period of such adjustment. The Company periodically reviews its prepayment assumptions in relation to current rates of prepayment and, if necessary, reduces the remaining asset to the net present value of the estimated remaining future excess servicing rights. Rapid increases in interest rates or competitive pressures may result in a reduction of excess servicing income recognized by the Company upon the sale of loans in the future, thereby reducing the gains recognized by the Company upon such sales. Higher levels of prepayments than initially assumed would result in a charge to earnings in the period of adjustment.

     Increases in interest rates or higher than anticipated rates of loan prepayments or credit losses on the underlying loans of the Company's mortgage related securities or similar securities may require the Company to write down the value of such mortgage related securities and result in a material adverse impact on the Company's results of operations and financial condition. The Company is not aware of an active market for the mortgage related securities, excess servicing rights or mortgage servicing rights. No assurance can be given that the mortgage related securities, capitalized excess servicing rights or mortgage servicing rights could in fact be sold at their carrying value, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     In order to provide availability under its warehouse line of credit, during the year ended August 31, 1995 and the nine months ended May 31, 1996, the Company sold an aggregate of approximately $138.5 million of loans under an agreement which provides for the yield to the purchaser to be adjusted monthly to a rate equal to 200 basis points over LIBOR. The Company is not obligated to reacquire and the purchaser is not obligated to resell such loans. In March 1996 and August 1996, in order to fix the yield on such loans, the Company reacquired $77.8 million and $36.2 million, respectively, of such loans and included the loans in pools of loans sold in its first two securitization transactions. As a result of the reacquisitions and subsequent sales in the securitization transactions, the gains on sale and excess servicing rights recognized upon the initial sales of the loans in such periods were recalculated without any material adverse effect on the Company's earnings. The Company anticipates that in the future it may sell and then reacquire loans to be resold pursuant to securitizations, which will result in recalculation of the initial gain on sale and excess servicing rights. Any such recalculation in such periods could have a material adverse effect on the Company's earnings in the period of recalculation.

LIQUIDITY -- DEPENDENCE ON SECURITIZATION TRANSACTIONS

     The values of and markets for the sale of the Company's loans are dependent upon a number of factors, including general economic conditions, interest rates and government regulations. Adverse changes in those factors may affect the Company's ability to originate or sell loans in the secondary market for acceptable prices within reasonable time frames. The ability of the Company to sell loans in the secondary market is essential for continuation of the Company's loan origination activities. A reduction in the size of the secondary market for home improvement loans would adversely affect the Company's ability to sell its loans in the secondary market with a consequent adverse impact on the Company's profitability and future originations.

     The Company entered into its first two securitization transactions, which involve the pooling and sale of loans, in March 1996 and August 1996 and intends to continue to sell loans through securitization transactions from time to time as opportunities arise. There can be no assurance that the Company will be able to securitize its loan production efficiently. Securitization transactions may be affected by a number of factors, some of which are beyond the Company's control, including, among other things, conditions in the securities markets in general, conditions in the asset-backed securitization market and the conformity of loan pools to rating agency requirements and, to the extent that monoline insurance is used, the requirements of such insurers. Adverse changes in the securitization market could impair the Company's ability to originate and sell loans through securitizations on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's results of operations and financial condition. Furthermore, the Company's quarterly operating results can fluctuate significantly as a result of the timing and level of securitizations.

LIQUIDITY -- CASH FLOW

     As a result of its increased volume of loan originations, the Company has operated since March 1994, and expects to continue to operate for the foreseeable future, on a negative cash flow basis. During the nine months ended May 31, 1996, the Company operated on a negative cash flow basis using $8.0 million in operations that was funded primarily from borrowings, due primarily to an increase in loans originated and the Company's sale of loans. In connection with whole loan sales and securitizations, the Company recognizes a gain on sale of the loans upon the closing of the transaction and the delivery of the loans, but does not receive the cash representing such gain until it receives the excess servicing spread, which is payable over the actual life of the loans sold. The Company incurs significant expenses in connection with securitizations and incurs tax liabilities as a result of the gain on sale. The Company must maintain external sources of cash to fund its operations and pay its taxes and therefore must maintain warehouse lines of credit and other external funding sources. If the capital sources of the Company were to decrease, the rate of growth of the Company would be negatively affected. See "-- Dependence on Mego Financial and PEC."

     The documents governing the Company's securitizations require the Company to build over-collateralization levels through retention within each securitization trust of excess servicing distributions and application thereof to reduce the principal balances of the senior interests issued by the related trust or cover interest shortfalls. This retention causes the aggregate principal amount of the loans in the related pool to exceed the aggregate principal balance of the outstanding investor certificates. Such over-collateralization amounts serve as credit enhancement for the related trust and therefore are available to absorb losses realized on loans held by such trust. The Company continues to be subject to the risks of default and foreclosure following the sale of loans through securitizations to the extent excess servicing distributions are required to be retained or applied to reduce principal from time to time. Such retained amounts are predetermined by the entity issuing the guarantee of the related senior interests and are a condition to obtaining insurance and an AAA/Aaa rating thereon. In addition, such retention delays cash distributions that otherwise would flow to the Company through its retained interest, thereby adversely affecting the flow of cash to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CONTINGENT RISKS

     Loan delinquencies and other loan defaults by obligors expose the Company to risks of loss and reduced net earnings. The loan delinquency and default risks to which the Company's business is subject become more acute in an economic slowdown or recession. During such periods, loan delinquencies and other defaults generally increase. In addition, significant declines in market values of the properties that secure loans serviced by the Company reduce homeowners' equity in their homes and their borrowing power, thereby increasing the likelihood of delinquencies and defaults. Because most of the Company's borrowers generally lack significant equity in their homes, the likelihood of default may be further increased. This lack of equity also increases the risk that, upon the occurrence of a customer default, the Company would be unlikely to recover more than the amount insured.

     Although the Company sells substantially all loans which it originates on a limited recourse basis, the Company retains some degree of risk on substantially all loans sold. In connection with whole loan sales, the excess servicing payable to the Company is subordinated to the payment of scheduled principal and interest due to the purchasers of such loans. The Company is required under the loan sale documentation to establish reserves which are typically based on a percentage of the principal balances of such loans and funded from the excess servicing spread received by the Company. If a reserve falls below the required level, the Company is obligated under the loan sale documentation to restore the reserve from the servicing spread received by the Company, thereby reducing the stream of revenue from the servicing spread. Although the Company believes it maintains adequate reserves for potential losses from delinquencies and defaults, there can be no assurance that such levels of reserves will be adequate in the future. In addition, documents governing the Company's securitizations and whole loan sales require the Company to commit to reacquire or replace loans that do not conform to the representations and warranties made by the Company at the time of sale. When borrowers are delinquent in making monthly payments on loans included in a securitization trust, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding by the Company but have priority of repayment from the succeeding month's collections.

     During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with the lending business, including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers. To date, a significant portion of the loans originated by the Company qualify under Title I of the National Housing Act pursuant to which 90% of the principal balances of such loans are insured by the FHA; however, the Company bears the risk of delinquencies and defaults with respect to the uninsured portion of such loans. Moreover, even as to the insured portion, the amount of reimbursement to which the Company is entitled pursuant to Title I is limited to the amount of insurance coverage in its reserve account established by the FHA. The amount of insurance coverage in a lender's reserve account is equal to 10% of the original principal amount of all Title I Loans originated and reported for insurance coverage by the lender less the amount of all insurance claims approved for payment in connection with losses on such loans and less amounts transferred in connection with sales of loans. The Company also would sustain a loss on loans if defaults occur that are not cured and proceeds from FHA insurance or the foreclosure on and disposition of property securing a defaulted loan are less than the amounts due on the loan plus carrying and other costs. Furthermore, Title I sets forth requirements to be satisfied by the lender in connection with the origination of Title I Loans and the submission of claims for insurance. The exhaustion of the reserves or the Company's failure to comply with Title I requirements could result in denial of payment by FHA.

     The Company began originating Conventional Loans in May 1996 and expects that such loans will become a significant portion of its loan portfolio. During the period of time that such loans are held for sale, the Company bears the risk of delinquencies and defaults with respect to the entire principal amount of and interest on such loans and the risk that the realizable value of the property securing such loans will not be sufficient to repay the borrower's obligations to the Company. Significant defaults under these loans could have a material adverse effect on the Company's results of operations and financial condition.

     In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's results of operations or financial condition; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company's results of operations and financial condition.

RISKS RELATING TO GROWTH STRATEGY

     The Company's strategic plan contemplates the continued expansion of its mortgage lending operations. The Company's ability to continue implementing its expansion strategy depends on its ability to increase the volume of loans it originates while maintaining credit quality and managing its resulting growth. The Company's ability to increase its volume of loans will depend on, among other factors, its ability to (i) obtain and maintain increasingly larger lines of credit, (ii) securitize pools of loans for sale, (iii) offer attractive products to prospective borrowers, (iv) attract and retain qualified underwriting, servicing and other personnel, (v) market its loan products successfully and (vi) establish and maintain relationships with Correspondents and Dealers in states in which the Company is currently active and in additional states. The Company's ability to manage growth as it pursues its expansion strategy will be dependent upon, among other things, its ability to (i) maintain appropriate procedures, policies and systems to ensure that the Company's loan portfolio does not have an unacceptable level of credit risk and loss, (ii) satisfy its need for additional financing on reasonable terms, (iii) manage the costs associated with expanding its infrastructure and (iv) continue operating in competitive, economic, regulatory and judicial environments that are conducive to the Company's business activities. As part of its expansion strategy, the Company has begun to offer a more diversified product line, including Conventional Loans which expose the Company to greater risks than Title I Loans. There can be no assurance that the Company will be able to continue to grow successfully.

DEPENDENCE ON CREDIT ENHANCEMENT

     In order to gain access to the securitization market, the Company has relied on credit enhancements provided by a monoline insurance carrier to guarantee outstanding senior interests in the related securitization trusts to enable it to obtain an AAA/Aaa rating for such interests. The Company has not attempted to structure a mortgage loan pool for sale through a securitization based solely on the internal credit characteristics of the pool or the Company's credit. In the absence of such credit enhancements, the Company would be unable to market its loans through securitizations at reasonable rates. Any substantial reductions in the size or availability of the securitization market for the Company's loans, or the unwillingness of insurance companies to insure the senior interests in the Company's loan pools, could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEPENDENCE ON FINANCING; NEED FOR ADDITIONAL FINANCING

     The Company's business operations require continued access to adequate credit facilities. The Company is dependent on the availability of credit facilities for the origination of loans prior to their sale. The Company has a financing arrangement for the financing of Title I and Conventional Loan originations prior to the sale of such loans, which provides for a warehouse line of credit of up to $20.0 million which expires in August 1997. At May 31, 1996, an aggregate of $3.0 million was outstanding under such line of credit and $17.0 million was available for borrowing. In addition, at May 31, 1996, the Company had a $5.0 million demand note facility, of which $5.0 million was outstanding on that date. As of June 28, 1996, this facility was replaced by a $10.0 million facility for the financing of excess servicing rights and mortgage related securities. In September 1996, the Company entered into a repurchase agreement with a financial institution pursuant to which it pledged the interest only certificates from its two 1996 securitizations in exchange for a $3.0 million advance. The Company also received a commitment from the same financial institution for the purchase of $2.0 billion of loans over a five-year period, as well as a commitment for up to $11.0 million, reduced by any amounts advanced under the repurchase agreement, for the financing of the interest only and residual certificates from future securitizations. In the event that the proceeds received by the Company from the Offering and the Note Offering together with cash flow from operations and its existing credit facilities prove to be insufficient to meet the Company's capital requirements, the Company may be required to seek additional financing. There can be no assurance that such financing will be available on favorable terms, or at all. To the extent that the Company were not successful in maintaining or replacing existing financing or obtaining additional financing, or selling its loans or receivables, it would have to curtail its activities, which would have a material adverse effect on the Company.

RISKS RELATED TO THE NOTE OFFERING

     The ability of the Company to make payments of interest and principal on the Notes will depend on the cash reserves and other liquid assets held by the Company and any proceeds from any future financings. If the Company were unable to make such payments, it would result in a default under the Indenture governing the Notes (the "Indenture"), as well as a default under certain of the Company's other agreements, which would have a material adverse effect on the Company's financial condition. The Indenture also includes certain covenants that, among other things, restrict: (i) the incurrence of indebtedness; (ii) the creation of liens, other than certain permitted liens; (iii) consolidations, mergers and the sale of assets; (iv) certain transactions with affiliates; (v) the incurrence of indebtedness and issuance of preferred stock by subsidiaries;
(vi) the making of restricted payments (including restrictions on the payment of dividends on the Common Stock); (vii) the imposition of certain distribution restrictions on subsidiaries; and (viii) the making of guarantees by subsidiaries. If the Company does not comply with these covenants, the holders of the Notes will be entitled, under certain circumstances, to declare the Notes immediately due and payable, which would have a material adverse effect on the Company's financial condition. In addition, the Indenture provides that, upon certain events constituting a change of control of the Company, the holders of the Notes would be entitled to require the Company to repurchase up to all of the outstanding Notes, plus accrued and unpaid interest, if any, to the date of repurchase. The Company's failure to repurchase the Notes would result in a default under the Indenture, which would have a material adverse effect on the Company's financial condition.

INCOME TAXES

     For Federal income tax purposes the Company reports its income in a consolidated return filed by Mego Financial. As part of a tax sharing arrangement, the Company records a liability to Mego Financial for Federal income taxes calculated at the Federal statutory rate (currently 34%) applied to the Company's financial statement income before giving consideration to income tax expense. The Company also provides for state income taxes at the rate of 6% of income before income taxes.

CONCENTRATION OF OPERATIONS IN CALIFORNIA

     Approximately 38.3% of the dollar volume of the Company's servicing portfolio at, and approximately 27.9% of the dollar volume of loans originated by the Company during the nine months ended, May 31, 1996 were secured by properties located in California. Although the Company is expanding its network nationally, significant portions of the Company's servicing portfolio and loan originations are likely to remain concentrated in California for the foreseeable future. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the California economy and its residential real estate market. The California economy has experienced a slowdown or recession over the last several years that has been accompanied by a sustained decline in the California real estate market. Residential real estate market declines may adversely affect the value of the properties securing loans to the extent that the principal balances of such loans, together with any primary financing on the mortgaged properties, will equal or exceed the value of the mortgaged properties. In addition, California historically has been vulnerable to certain natural disaster risks, such as earthquakes and erosion-caused mudslides, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact borrowers' ability to repay loans made by the Company. The existence of adverse economic conditions or the occurrence of such natural disasters in California could have a material adverse effect on the Company's results of operations and financial condition.

LEGISLATIVE AND REGULATORY RISKS

     Members of Congress and government officials from time to time have suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits would have a material adverse effect on the demand for loans of the kind offered by the Company.

     The Company's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act and Regulation B, as amended ("ECOA"), the Fair Credit Reporting Act of 1970, as amended, the Federal Real Estate Settlement Procedures Act ("RESPA") and Regulation X, the Home Mortgage Disclosure Act and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations of, and examinations by, the Department of Housing and Urban Development ("HUD") and state regulatory authorities with respect to originating, processing, underwriting, selling, securitizing and servicing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

     Although the Company believes that it has systems and procedures to facilitate compliance with these requirements and believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance more difficult or expensive. See "Business -- Government Regulation."

     To date, a substantial portion of the loans originated by the Company have been Title I Loans. Accordingly, a substantial part of the Company's business is dependent on the continuation of the Title I Loan program, which is federally funded. In August 1995, bills were introduced in both houses of the United States Congress that would, among other things, abolish HUD, of which the FHA is a part, reduce federal spending for housing and community development activities and eliminate the Title I Loan program. Other changes to HUD have been proposed, which, if adopted, could affect the operation of the Title I Loan program. Discontinuation of or a significant reduction in the Title I Loan program or the Company's authority to originate loans under the Title I Loan program could have a material adverse effect on the Company's results of operations and financial condition.

DEPENDENCE ON EXECUTIVE OFFICERS

     Certain of the Company's loan agreements and loan sale agreements with financial institutions contain provisions to the effect that if more than a specified number of certain of the senior executive officers of the

Company do not continue to hold such positions or control the Company, whether due to death, disability or otherwise, the lenders or purchasers have the right to declare the loans or agreements in default. In such event, there is no assurance that the lenders or purchasers will consider replacement executive officers acceptable to them and not declare such instruments in default.

DEPENDENCE ON MEGO FINANCIAL AND PEC

     The Company has been dependent on Mego Financial to provide, among other things, (i) funds for operations without interest and (ii) guarantees of the Company's financing arrangements. The Company anticipates that no further financing or guarantees will be made by Mego Financial following the completion of the Offering. There can be no assurance that the absence of such financing or guarantees will not have a material adverse effect on the Company, particularly as the Company seeks to grow. In addition, the Company has been dependent on its affiliate, PEC, to provide management services, routine loan collection services and management information systems, including services of certain of its executive officers. There can be no assurance that PEC will continue to provide such services. The loss of such services could have a material adverse effect on the Company if suitable replacements are not made.

COMPETITION

     The consumer finance industry is highly competitive. Competitors in the consumer finance business include mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and finance companies. Certain of the Company's competitors are substantially larger, have greater name recognition and have more capital and other resources than the Company. Competition in the home improvement and debt consolidation loan business can take many forms including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates. In addition, the current level of gains realized by the Company and its existing competitors on the sale of loans could attract additional competitors to this market with the possible effect of lower gains on loan sales resulting from increased loan origination competition.

     The Company depends largely on its Correspondents and Dealers for its originations of loans. The Company's competitors also seek to establish relationships with the Company's Correspondents and Dealers, none of whom are required to deal exclusively with the Company. The Company's future results may become more exposed to fluctuations in the volume and cost of its loans resulting from competition from other purchasers of such loans, market conditions and other factors.

CONTROL BY MAJORITY STOCKHOLDER

     Upon completion of the Offering, the Company's current sole stockholder, Mego Financial, will beneficially own approximately 83.3% of the outstanding shares of Common Stock (approximately 81.3% if the Underwriters' over-allotment option is exercised in full) and will therefore be able to elect the entire Board of Directors and control all matters submitted to stockholders for a vote, all fundamental corporate matters, including the selection of management and key personnel, whether the Company engages in any mergers, acquisitions or other business combinations or whether Mego Financial, at some time in the future, divests all or any portion of its interest in the Company by means of a distribution to its stockholders or otherwise. The Offering has been structured in such a way as to facilitate the ability of Mego Financial, should it so determine in the future, to effect a subsequent tax free distribution of all or a portion of Mego Financial's shares in the Company to its shareholders, although there is no assurance that any such distribution will occur. The Company has been advised that Mego Financial may seek a ruling from the Internal Revenue Service, as is customary, that such a distribution would be tax free. There is no assurance that it will obtain such a ruling. Pursuant to the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation") and an agreement between Mego Financial and the Company, no additional shares of Common Stock may be issued by the Company that would reduce Mego Financial's interest below 80% without Mego Financial's written approval, so long as Mego Financial owns at least 80% of the issued and outstanding Common Stock of the Company (the "Eighty Percent Period"). In addition, although the Certificate of Incorporation provides for the issuance of one or more series of preferred stock from time to time, during the Eighty Percent Period no shares of any other class of capital stock may be issued without Mego Financial's written approval during such period, nor may the Company invest in or form any corporation without such approval. Amendments to the Company's bylaws and changes to the Board are also subject to such approval during the Eighty Percent Period. Any decision as to whether any transactions of the type mentioned above ultimately occur will be solely within the discretion of Mego Financial. See "Principal Stockholders" and "Description of Capital Stock."

PORTION OF PROCEEDS TO BENEFIT MAJORITY STOCKHOLDER

     The Company intends to use a portion of the aggregate net proceeds of the Offering and the Note Offering to repay Intercompany Debt owed to Mego Financial. See "Use of Proceeds."

DILUTION

     Purchasers of Common Stock in the Offering will experience immediate and substantial dilution in net book value per share of Common Stock from the public offering price per share of Common Stock. See "Dilution."

NO DIVIDENDS

     The Company has not paid any cash dividends to date and does not intend to pay cash dividends in the foreseeable future. In addition, certain agreements to which the Company is a party, including the Indenture, restrict the Company's ability to pay dividends on the Common Stock. The Company intends to retain earnings to finance the development and expansion of its business. See "Dividend Policy."

ABSENCE OF PUBLIC MARKET; POSSIBLE FLUCTUATIONS OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market for the Common Stock will develop or that, if developed, it will be sustained after the Offering or that it will be possible to resell the shares of Common Stock at or above the initial public offering price. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the Common Stock. See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have 12,000,000 shares of Common Stock outstanding (12,300,000 shares if the over-allotment option granted to the Underwriters is exercised in full). Of these shares, 2,000,000 shares (2,300,000 shares if the over-allotment option granted to the Underwriters is exercised in full) will be freely tradeable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), unless held by affiliates of the Company. All of the remaining 10,000,000 shares of Common Stock held by Mego Financial will be "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act. All of such shares will become eligible for sale under Rule 144 commencing 90 days after the consummation of the Offering. Mego Financial has agreed not to sell any such shares of Common Stock for 180 days from the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc. and Friedman, Billings, Ramsey & Co., Inc. on behalf of the Underwriters. See "Underwriting." Additionally, upon consummation of the Offering, 900,000 shares of Common Stock will be reserved for issuance under the Company's Stock Option Plan. The Company intends to register under the Securities Act all shares reserved for issuance under its Stock Option Plan. Shares covered by such registration will be eligible for resale in the public market, subject to Rule 144 limitations applicable to affiliates. See "Management -- Stock Option Plan." Future sales of substantial amounts of Common Stock in the public market, or the availability of such shares for future sale, could impair the

Company's ability to raise capital through an offering of securities and may adversely affect the then-prevailing market prices. See "Shares Eligible for Future Sale."

FACTORS INHIBITING TAKEOVER

     As Mego Financial will continue to own in excess of 80% of the Common Stock after the Offering, no takeover would be successful without its consent. Changes in the management or ownership of Mego Financial or a reduction in the number of shares owned by Mego Financial, however, could have an effect on the likelihood of a takeover. However, the Certificate of Incorporation provides that no additional shares of Common Stock may be issued that would reduce Mego Financial's interest below 80% without its written approval during the Eighty Percent Period. In addition, although the Certificate of Incorporation provides for the issuance of one or more series of preferred stock from time to time, during the Eighty Percent Period no shares of any other class of capital stock may be issued without Mego Financial's written approval. Even in the event that at some later date Mego Financial's percentage ownership in the Company is significantly reduced, certain provisions of the Company's Certificate of Incorporation and Amended and Restated Bylaws (the "Bylaws") may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. The Company's Certificate of Incorporation authorizes the Board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock and to fix the number of shares of any series of preferred stock and the designation of any such series, without any vote or action by the Company's stockholders. Thus, the Board may authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of the Common Stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company, since the terms of the preferred stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the preferred stock. Other provisions of the Company's Certificate of Incorporation and Bylaws (i) provide that special meetings of the stockholders may be called only by the Board of Directors or upon the written demand of the holders of not less than 30% of the votes entitled to be cast at a special meeting and (ii) establish certain advance notice procedures for nomination of candidates for election as directors by stockholders and for stockholder proposals to be considered at annual stockholders' meetings. Mego Financial could also vote to amend the Company's Certificate of Incorporation or Bylaws without the vote of any other holders of the Common Stock.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby, based upon an assumed initial public offering price of
$          per share and after deducting underwriting discounts and estimated
expenses of the Offering, are estimated to be approximately $     million
($
million if the Underwriters' over-allotment option is exercised in full). The net proceeds to the Company from the Note Offering, after deducting underwriting discounts and estimated expenses of the Note Offering, are estimated to be
approximately $     million.

     The Company currently intends to use approximately $          of the
aggregate net proceeds received by the Company from the Offering and the Note Offering to repay Intercompany Debt which does not bear interest and is due on demand. The remaining net proceeds will be used to provide capital to originate and securitize loans. Pending such use, the net proceeds received by the Company will be invested in high quality, short term interest-bearing investment and deposit accounts and may be used to temporarily reduce the amounts outstanding under the Company's lines of credit, which currently bear interest at rates ranging from 1.0% to 2.0% over the prime rate.

                                DIVIDEND POLICY

     The Company has not paid any cash dividends to date. The Company intends to retain any future earnings for the operation and expansion of its business and does not currently anticipate paying cash dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of such cash dividends would depend upon a number of factors, including future earnings, results of operations, capital requirements, the Company's financial condition and any restrictions under credit agreements, including the Indenture, existing from time to time, as well as such other factors as the Board of Directors might deem relevant. No assurance can be given that the Company will pay any dividends in the future.

                                    DILUTION

     The net book value of the Company's Common Stock as of May 31, 1996 was $15.4 million or approximately $1.54 per share. Net book value per share represents the amount of the Company's stockholder's equity divided by 10,000,000 shares of Common Stock outstanding.

     Net book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale by the Company of 2,000,000 shares of Common Stock in the Offering at an assumed initial public
offering price of $     per share and the application of the estimated net
proceeds therefrom, the pro forma net book value of the Company as of May 31,
1996 would have been $     million or $     per share. This represents an
immediate increase in net book value of $     per share to the existing
stockholder and an immediate dilution in net book value of $ per share to purchasers of Common Stock in the Offering, as illustrated in the following table.

Assumed public offering price per share..................................             $
  Net book value per share as of May 31, 1996............................  $   1.54
  Increase per share attributable to new investors.......................
Pro forma net book value per share after the Offering....................
                                                                                      --------
Net book value dilution per share to new investors.......................             $
                                                                                      ========

     The following table sets forth as of May 31, 1996 the difference between the existing stockholder and the purchasers of shares in the Offering with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:

                                        SHARES PURCHASED         TOTAL CONSIDERATION        AVERAGE
                                     ----------------------     ----------------------     PRICE PER
                                       NUMBER       PERCENT       AMOUNT       PERCENT       SHARE
                                     ----------     -------     ----------     -------     ---------
    Existing stockholder...........  10,000,000       83.3%     $8,000,000           %       $0.80
    New investors..................   2,000,000       16.7
                                     ----------      -----       ---------      -----
              Total................  12,000,000      100.0%                     100.0%
                                     ==========      =====       =========      =====

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at May 31, 1996, and as adjusted as of such date to give effect to (i) the sale of the 2,000,000 shares of Common Stock offered hereby at an assumed initial public
offering price of $     per share (after deducting underwriting discounts and
estimated expenses of the Offering), (ii) the sale of the Notes pursuant to the Note Offering (after deducting underwriting discounts and estimated expenses of the Note Offering) and (iii) the application of the net proceeds from the Offering and the Note Offering as described under "Use of Proceeds." This table should be read in conjunction with the financial statements, the related notes and the other financial information appearing elsewhere in this Prospectus.

                                                                              MAY 31, 1996
                                                                           -------------------
                                                                                         AS
                                                                           ACTUAL      ADJUSTED
                                                                           -------     -------
                                                                             (IN THOUSANDS)
Debt:
  Warehouse line of credit...............................................  $ 3,012     $ 3,012
  Demand note............................................................    5,000       5,000
  Other notes and contracts payable......................................      860         860
    % Senior Subordinated Notes due 2001.................................       --      40,000
  Intercompany Debt......................................................   11,963          --
                                                                           -------     -------
          Total debt.....................................................  $20,835     $48,872
                                                                           =======     =======
Stockholder's equity:
  Preferred stock, $.01 par value; 5,000,000 shares authorized; no shares
     issued and outstanding..............................................       --          --
  Common stock, $.01 par value; 50,000,000 shares authorized; 10,000,000 shares issued and outstanding, actual and 12,000,000 shares issued
     and outstanding, as adjusted(1).....................................    5,000
  Additional paid-in capital.............................................    3,650
  Retained earnings......................................................    6,761       6,761
                                                                           -------     -------
  Total stockholder's equity.............................................   15,411
                                                                           -------     -------
          Total capitalization...........................................  $36,246     $
                                                                           =======     =======

- ---------------

(1) Does not include 900,000 shares of Common Stock reserved for issuance upon the exercise of stock options available to be granted under the Company's Stock Option Plan or 300,000 shares of Common Stock issuable pursuant to the Underwriters' over-allotment option. See "Management -- Stock Option Plan," "Underwriting" and "Description of Capital Stock."

                            SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected Statement of Operations Data and Balance Sheet Data set forth below have been derived from the financial statements of the Company. The financial statements as of August 31, 1994 and 1995 and for each of the two years in the period ended August 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this Prospectus. The selected data as of May 31, 1996 and for the nine month periods ended May 31, 1995 and 1996 are derived from the unaudited financial statements of the Company, which, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The selected financial information set forth below should be read in conjunction with the financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The results of operations for the nine months ended May 31, 1996 may not be indicative of results of operations to be expected for the full year.

                                                             YEAR ENDED AUGUST     NINE MONTHS
                                                                    31,           ENDED MAY 31,
                                                             -----------------   ----------------
                                                             1994(1)    1995      1995     1996
                                                             -------   -------   ------   -------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Gain on sale of loans....................................  $   579   $12,233   $6,098   $11,621
  Net unrealized gain on mortgage related securities(2)....       --        --       --     2,182
  Interest income, net.....................................      172       473      313       538
  Loan servicing income....................................       --       873      418     3,049
                                                             -------   -------   -------  -------
          Total revenues...................................      751    13,579    6,829    17,390
                                                             -------   -------   -------  -------
Costs and expenses:
  Other interest...........................................       22       187       58       120
  Provision for credit losses..............................       96       864      558       815
  Depreciation and amortization............................      136       403      260       641
  Commissions and selling..................................       13       552      339     1,560
  General and administrative:
     Payroll and benefits..................................      975     3,611    2,442     3,550
     Professional services.................................       --       409      244       716
     Services by affiliate.................................      442       690      503       503
     FHA insurance.........................................       11       231      110       390
     Other.................................................      567       713      461     1,632
                                                             -------   -------   -------  -------
          Total costs and expenses.........................    2,262     7,660    4,975     9,927
                                                             -------   -------   -------  -------
Income (loss) before income taxes(3).......................   (1,511)    5,919    1,854     7,463
Income taxes(3)............................................       --     2,277      651     2,833
Net income (loss)..........................................  $(1,511)  $ 3,642   $1,203   $ 4,630
                                                             =======   =======   =======  =======
Net income (loss) per share................................  $ (0.15)  $  0.36   $ 0.12   $  0.46
                                                             =======   =======   =======  =======

                                                        AS OF AUGUST 31,      AS OF MAY 31, 1996
                                                        ----------------   ------------------------
                                                        1994(1)   1995     ACTUAL    AS ADJUSTED(4)
                                                        ------   -------   -------   --------------
BALANCE SHEET DATA:
Loans held for sale, net..............................  $1,463   $ 3,676   $ 4,671      $  4,671
Excess servicing rights...............................     904    14,483    12,796        12,796
Mortgage related securities(2)........................      --        --    15,144        15,144
Total assets..........................................   5,122    24,081    40,499
Total liabilities.....................................     983    13,300    25,088
Total stockholder's equity............................   4,139    10,781    15,411

                                                    YEAR ENDED AUGUST         NINE MONTHS ENDED
                                                           31,                     MAY 31,
                                                    ------------------     -----------------------
                                                    1994(1)     1995        1995          1996
                                                    ------     -------     -------     -----------
OPERATING DATA:
Loans originated..................................  $8,133     $87,751     $52,521      $  89,391
Weighted average interest rate on loans
  originated......................................   14.18%      14.55%      14.47%         14.23%
Servicing portfolio (period end):
  Company-owned loans.............................   1,471       3,720       6,250          4,763
  Sold loans......................................   6,555      88,566      52,400        166,285
                                                    ------     -------     -------      ---------
          Total...................................  $8,026     $92,286     $58,650      $ 171,048
                                                    ======     =======     =======      =========
Delinquency period(5):
  31-60 days past due.............................    2.06%       2.57%       1.27%          2.41%
  61-90 days past due.............................    0.48        0.73        0.39           0.78
  91 days and over past due.......................    0.26        0.99        0.68           4.34(6)
  91 days and over past due, net of claims
     filed(7).....................................    0.26        0.99        0.68           2.38
Claims filed with HUD(8)..........................      --          --          --           1.96
Amount of FHA insurance available (period end)....  $  831     $ 9,552     $ 6,029      $  18,084(9)
Amount of FHA insurance available as a percentage
  of loans serviced (period end)..................   10.36%      10.35%      10.28%         10.57%(9)
Ratio of earnings to fixed charges(10)............     N/A        7.69x       5.27x         10.23x

- ---------------

 (1) The Company commenced originating loans in March 1994.
 (2) Mortgage related securities consist of certificates representing interests retained by the Company in securitization transactions.
 (3) The results of operations of the Company are included in the consolidated Federal income tax returns filed by Mego Financial, the Company's sole stockholder. Mego Financial allocates income taxes to the Company calculated on a separate return basis. See "Certain Transactions."
 (4) As adjusted to give effect to (i) the sale of the shares of Common Stock offered hereby (after deducting underwriting discounts and estimated expenses of the Offering), (ii) the sale of the Notes pursuant to the Note Offering (after deducting underwriting discounts and estimated expenses of the Note Offering) and (iii) the application of the estimated net proceeds from the Offering and the Note Offering as described under "Use of Proceeds."
 (5) Represents the dollar amount of delinquent loans as a percentage of total dollar amount of loans serviced by the Company (including loans owned by the Company) as of the date indicated.
 (6) During the nine month period ended May 31, 1996, the processing and payment of claims filed with HUD was delayed. See "Business -- Loan Servicing."
 (7) Represents the dollar amount of delinquent loans net of delinquent Title I Loans for which claims have been filed with HUD and payment is pending as a percentage of total dollar amount of loans serviced by the Company (including loans owned by the Company) as of the date indicated.
 (8) Represents the dollar amount of delinquent Title I Loans for which claims have been filed with HUD and payment is pending as a percentage of total dollar amount of loans serviced by the Company (including loans owned by the Company) as of the date indicated.
 (9) If all claims filed with HUD had been processed and paid as of period end, the amount of FHA insurance available would have been reduced to $15,063,000, which as a percentage of loans serviced would have been 8.98%.
(10) Earnings include pretax income, the portion of rents representative of the interest factor and interest on debt. Fixed charges include interest on indebtedness (including the Notes), prepaid commitment fees and the portion of rents representative of the interest factor.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Financial Statements, including the notes thereto, contained elsewhere in this Prospectus.

GENERAL

     The Company began originating loans on March 1, 1994 and, accordingly, the Company's results of operations for the year ended August 31, 1995 include a full year's operations, while results for the year ended August 31, 1994 include only six months of loan originations.

     The Company recognizes revenue from the gain on sale of loans, interest income and servicing income. Interest income, net, represents the interest received on loans in the Company's portfolio prior to their sale, net of interest paid under its credit agreements. The Company continues to service all loans sold to date. Net loan servicing income represents servicing fee income and other ancillary fees received for servicing loans less the amortization of capitalized mortgage servicing rights. Mortgage servicing rights are amortized over the estimated net future servicing fee income.

     The Company sells its loans through whole loan sales to third party purchasers, retaining the right to service the loans and to receive any amounts in excess of the guaranteed yield to the purchasers. In addition, the Company has commenced the sale of loans through securitizations. Most of the regular interests of the related securitizations are sold, with the interest only and residual class securities retained by the Company.

     Gain on sale of loans includes the gain on sale of mortgage backed securities and the gain on sale of loans. The gain on sale of mortgage backed securities is determined by an allocation of the cost of the securities based on the relative fair value of the securities sold and the securities retained. The Company generally retains an interest only strip security and the residual interest security. The fair value of the interest only strip and residual interest security is the present value of the estimated cash flow to be received after considering the effects of estimated prepayments and credit losses. The net unrealized gain on mortgage related securities represents the difference between the allocated cost basis of the securities and the estimated fair value.

     As the holder of the residual securities, the Company is entitled to receive certain excess cash flows. These excess cash flows are calculated as the difference between (a) principal and interest paid by borrowers and (b) the sum of (i) pass-through interest and principal to be paid to the holders of the regular securities and interest only securities, (ii) trustee fees, (iii) third-party credit enhancement fees, (iv) servicing fees and (v) estimated loan pool losses. The Company's right to receive this excess cash flow is subject to the satisfaction of certain reserve requirements which are specific to each securitization and are used as a means of credit enhancement.

     The Company carries interest only and residual securities at fair value. As such, the carrying value of these securities is affected by changes in market interest rates and prepayment and loss experiences of these and similar securities. The Company estimates the fair value of the interest only and residual securities utilizing prepayment and credit loss assumptions the Company believes to be appropriate for each particular securitization. To the Company's knowledge, there is no active market for the sale of these interest only and residual securities. The range of values attributable to the factors used in determining fair value is broad. Accordingly, the Company's estimate of fair value is subjective.

     The present value of expected net cash flows from the sale of loans is recorded at the time of sale as excess servicing rights and mortgage related securities. Excess servicing rights are amortized as a charge to income, as payments are received on the retained interest differential over the estimated life of the underlying loans. The expected cash flows used to determine the excess servicing rights asset and mortgage related securities have been reduced for potential losses under recourse provisions of the sales agreements. The allowance for losses on loans sold with recourse represents the Company's estimate of losses to be incurred in connection with the recourse provisions of the sales agreements.

     To determine the fair value of the mortgage servicing rights, the Company projects net cash flows expected to be received over the life of the loans. Such projections assume certain servicing costs, prepayment rates and credit losses. These assumptions are similar to those used by the Company to value the residual securities. As of May 31, 1996, mortgage servicing rights totaled $2.7 million.

     There can be no assurance that the Company's estimates used to determine the fair value of mortgage servicing rights will remain appropriate for the life of the loans. If actual loan prepayments or credit losses exceed the Company's estimates, the carrying value for the Company's mortgage servicing rights may have to be written down through a charge against earnings. The Company will not write up such assets to reflect slower than expected prepayments, although slower prepayments may increase future earnings as the Company will receive cash flows in excess of those anticipated. Fluctuations in interest rates may also result in a write-down of the Company's mortgage servicing rights in subsequent periods.

     The Company discounts cash flows on its loan sales at the rate it believes an independent third-party purchaser would require as a rate of return. The cash flows were discounted to present value using discount rates which averaged 12.0% for the years ended August 31, 1994 and 1995 and the nine months ended May 31, 1995 and 1996. The Company has developed its assumptions based on experience with its own portfolio, available market data and ongoing consultation with its financial advisors.

     Total costs and expenses consist primarily of general and administrative expenses, depreciation and amortization, and interest expense on borrowings to finance loan originations. Mego Financial provides the services of certain of its executive officers to the Company. General and administrative expenses include the portion of the salaries of such executive officers allocated to and paid by the Company. See "Certain Transactions."

RESULTS OF OPERATIONS

  Nine Months Ended May 31, 1996 Compared to Nine Months Ended May 31, 1995

     The Company originated $89.0 million of Title I Loans during the nine months ended May 31, 1996 compared to $52.5 million of Title I Loans during the nine months ended May 31, 1995, an increase of 69.5%. The increase is a result of the overall growth in the Company's business, including an increase in the number of active Correspondents and Dealers and an increase in the number of states served. At May 31, 1996, the Company had approximately 265 active Correspondents and 445 active Dealers in 36 states, compared to approximately 120 active Correspondents and 125 active Dealers in 31 states at May 31, 1995. The Company originated $385,000 of Conventional Loans during the nine months ended May 31, 1996 and did not originate Conventional Loans during the nine months ended May 31, 1995.

     The following table sets forth certain data regarding loans originated by the Company during the nine months ended May 31, 1995 and 1996.

                                                              NINE MONTHS ENDED MAY 31,
                                                   -----------------------------------------------
                                                           1995                      1996
                                                   ---------------------     ---------------------
Principal amount of loans:
  Correspondents:
     Title I.....................................  $40,405,634      76.9%    $57,625,881      64.5%
     Conventional................................           --        --         384,900       0.4
                                                   -----------     -----     -----------     -----
          Total Correspondent....................   40,405,634      76.9%     58,010,781      64.9%
                                                   -----------     -----     -----------     -----
  Dealers........................................   12,115,753      23.1      31,379,719      35.1
                                                   -----------     -----     -----------     -----
          Total..................................  $52,521,387     100.0%    $89,390,500     100.0%
                                                   ===========     =====     ===========     =====

                                                              NINE MONTHS ENDED MAY 31,
                                                  -------------------------------------------------
                                                           1995                      1996
                                                        -----------               -----------
Number of loans:
  Correspondents:
     Title I.....................................        2,171      62.5%          3,130      53.2%
     Conventional................................           --        --              13       0.2
                                                   -----------     -----     -----------     -----
          Total Correspondent....................        2,171      62.5           3,143      53.4
                                                   -----------     -----     -----------     -----
  Dealers........................................        1,302      37.5           2,742      46.6
                                                   -----------     -----     -----------     -----
          Total..................................        3,473     100.0%          5,885     100.0%
                                                   ===========     =====     ===========     =====

     The Company sold $88.0 million of Title I Loans and $50,000 of Conventional Loans during the nine months ended May 31, 1996, recognizing a gain on sale of loans of $11.6 million and a net unrealized gain on mortgage related securities of $2.2 million. The Company sold $47.4 million of Title I Loans during the nine months ended May 31, 1995 recognizing a gain on sale of loans of $6.1 million and no net unrealized gain on mortgage related securities because there were no securitization transactions in such period. The increase in gain on sale of loans was primarily a result of increased volume of loans sold. As a percentage of loans sold, gain on sale of loans was 13.2% during the nine months ended May 31, 1996 compared to 12.8% during the nine months ended May 31, 1995. The weighted average gross excess spreads on sold loans was 5.7% and 6.7% for the nine months ended May 31, 1995 and 1996, respectively. A weighted average discount rate of 12% per year was used in the determination of the gain on sale for both periods.

     Interest income, net of interest expense increased 71.9% to $538,000 during the nine months ended May 31, 1996 from $313,000 during the nine months ended May 31, 1995. The increase was primarily the result of the increase in the size of the portfolio of loans held for sale.

     Net loan servicing income increased 617.7% to $3.0 million during the nine months ended May 31, 1996 from $418,000 during the nine months ended May 31, 1995. The increase was primarily the result of the increase in the amount of loans sold with the servicing rights retained by the Company, which increased to $166.3 million at May 31, 1996 from $54.1 million at May 31, 1995.

     Total revenues increased 155.9% to $17.4 million for the nine months ended May 31, 1996 from $6.8 million for the nine months ended May 31, 1995. The increase was primarily the result of the increased volume of loans originated and the sale of such loans.

     Total costs and expenses increased 98.0% to $9.9 million for the nine months ended May 31, 1996 from $5.0 million for the nine months ended May 31, 1995. General and administrative expenses increased 78.9% to $6.8 million from $3.8 million primarily as a result of increased payroll related to the hiring of additional loan quality control and other personnel in contemplation of the expansion of the Company's business and costs related to the opening of additional offices. The Company has paid its affiliate, PEC, servicing fees in an amount equal to 50 basis points of the principal balance of loans serviced per year. In addition, the Company has paid management fees to PEC in an amount equal to the direct and indirect expenses of PEC for the services rendered by PEC's employees to the Company, including an allocable portion of the salaries and expenses of such employees based upon the percentage of time such employees spend performing services for the Company. Included in general and administrative expenses were servicing fees paid to PEC in the amount of $87,000 and $479,000 for the nine months ended May 31, 1995 and 1996, respectively, and management fees paid to PEC in the amount of $503,000 and $503,000 for the nine months ended May 31, 1995 and 1996, respectively. The provision for credit losses increased 46.1% to $815,000 from $558,000. At May 31, 1996, the Company had established a provision for credit losses equal to 1.0% of loans sold. Other interest increased 106.9% to $120,000 from $58,000 representing interest on capitalized lease obligations. Depreciation and amortization expense increased 146.5% to $641,000 from $260,000 as a result of the purchase of additional equipment, the expansion of the Company's facilities and additional development costs.

     Income before income taxes increased 294.7% to $7.5 million for the nine months ended May 31, 1996 from $1.9 million for the nine months ended May 31, 1995.

     Income taxes increased 330.1% to $2.8 million for the nine months ended May 31, 1996 from $651,000 for the nine months ended May 31, 1995.

     As a result of the foregoing, net income increased 283.3% to $4.6 million for the nine months ended May 31, 1996 from $1.2 million for the nine months ended May 31, 1995.

  Fiscal 1995 Compared to Fiscal 1994

     The Company commenced originating loans in March 1994. The Company originated $87.8 million of loans during fiscal 1995 compared to $8.1 million of loans during fiscal 1994, an increase of 984.0%. The increase was a result of the overall growth in Company's business. At August 31, 1995, the Company had approximately 150 active Correspondents and 170 active Dealers in 34 states, compared to approximately 14 active Correspondents and 30 active Dealers in 14 states at August 31, 1994.

     The following table sets forth certain data regarding Title I Loans originated by the Company during the years ended August 31, 1994 and 1995.

                                                                  YEAR ENDED AUGUST 31,
                                                        ------------------------------------------
                                                               1994                   1995
                                                        ------------------     -------------------
Principal amount of loans:
  Correspondents......................................  $5,238,311    64.4%    $63,792,680    72.7%
  Dealers.............................................   1,488,529    18.3      23,957,829    27.3
  Bulk purchase.......................................   1,406,000    17.3              --      --
                                                        ----------   -----     -----------   -----
          Total.......................................  $8,132,840   100.0%    $87,750,509   100.0%
                                                        ==========   =====     ===========   =====
Number of loans:
  Correspondents......................................         338    47.4%          3,437    59.1%
  Dealers.............................................         165    23.1           2,375    40.9
  Bulk purchase.......................................         210    29.5              --      --
                                                        ----------   -----     -----------   -----
          Total.......................................         713   100.0%          5,812   100.0%
                                                        ==========   =====     ===========   =====

     The Company sold $85.7 million of loans during fiscal 1995, recognizing a gain on sale of loans of $12.2 million. The Company sold $6.6 million of loans during fiscal 1994 recognizing a gain on sale of loans of $579,000. As a percentage of loans sold, gain on sale of loans was 14.2% during fiscal 1995 compared to 8.8% during fiscal 1994. The increase in gain on sale was primarily a result of increased volume of loans sold and a wider differential between the stated interest rate on the loans and the yield to purchasers. The weighted average gross excess spread on sold loans was 5.6% and 6.1% for fiscal 1994 and 1995, respectively. The weighted average discount rate used in the determination of the gain on sale for both periods was 12%.

     Interest income, net of interest expense increased 175.0% to $473,000 during fiscal 1995 from $172,000 during fiscal 1994. The increase was primarily the result of the increase in the size of the portfolio of loans held for sale.

     Net loan servicing income was $873,000 during fiscal 1995. This income was the result of the sale of Title I Loans, with the right to service the loans being retained by the Company. The Company had no loan servicing income in fiscal 1994 because the Company did not sell any loans until August 31, 1994.

     Total revenues increased 1,710.9% to $13.6 million for fiscal 1995 from $751,000 for fiscal 1994. The increase was primarily the result of the increased volume of loans originated and the sale of such loans.

     Total costs and expenses increased 234.8% to $7.7 million for fiscal 1995 from $2.3 million for fiscal 1994. General and administrative expenses increased 185.0% to $5.7 million from $2.0 million primarily as a result of increased payroll related to the hiring of additional personnel in contemplation of the expansion and projected growth of the Company's business and costs related to the opening of additional offices. Included in general and administrative expenses were servicing fees paid to PEC in the amount of $11,000 and $174,000 for fiscal 1994 and 1995, respectively, and management fees paid to PEC in the amount of $442,000 and $690,000 for fiscal 1994 and 1995, respectively. The provision for credit losses increased 800.0% to $864,000 from $96,000. At August 31, 1995, the Company had established a provision for credit losses equal to 1.0% of Title I Loans sold. Other interest increased 222.4% to $187,000 from $58,000 consisting of interest on capitalized lease obligations. Depreciation and amortization expense increased 146.5% to $641,000 from $260,000 as a result of the purchase of additional equipment, the expansion of the Company's facilities and additional development costs.

     Income (loss) before income taxes increased to income of $5.9 million for fiscal 1995 from a loss of $1.5 million for its six months of operations in fiscal 1994.

     Effective September 1, 1994, the Company adopted SFAS No. 122 which requires that a mortgage banking enterprise recognize as separate assets the rights to service mortgage loans for others, regardless of how those servicing rights are acquired. The effect of adopting SFAS No. 122 on the Company's financial statements was to increase income before income taxes by $1.1 million for fiscal 1995.

     As a result of the foregoing, net income (loss) increased to net income of $3.6 million for fiscal 1995 from a net loss of $1.5 million for fiscal 1994.

FINANCIAL CONDITION

  May 31, 1996 Compared to August 31, 1995

     Cash increased 11.8% to $841,000 at May 31, 1996 from $752,000 at August 31, 1995 primarily as a result of increased borrowings.

     Loans held for sale, net increased 27.0% to $4.7 million at May 31, 1996 from $3.7 million at August 31, 1995 primarily as a result of increased loan originations and the timing of loan sales in the first nine months of fiscal 1996.

     Mortgage related securities were $15.1 million at May 31, 1996 as a result of the Company's first securitization transaction in March 1996 and consist of an interest only security of $3.0 million and a residual interest security of $12.1 million. There was no corresponding asset at August 31, 1995.

     Excess servicing rights decreased 11.7% to $12.8 million at May 31, 1996 from $14.5 million at August 31, 1995. Excess servicing rights are calculated using prepayment, default and interest rate assumptions that the Company believes market participants would use for similar rights. The Company believes that the excess servicing rights recognized at the time of sale do not exceed the amount that would be received if such rights were sold at fair market value in the marketplace. The decrease in excess servicing rights was primarily a result of loans sold with excess servicing rights recognized which were reacquired and included in the March 1996 securitization as well as normal amortization of such excess servicing rights. The excess cash flow which had been recognized as excess servicing rights is included in the valuation of the residual securities.

     Mortgage servicing rights increased 145.5% to $2.7 million at May 31, 1996 from $1.1 million at August 31, 1995 as a result of additional sales of mortgage originations and the resulting increase in sold loans serviced from $88.6 million to $166.3 million.

     Notes and contracts payable increased 493.3% to $8.9 million at May 31, 1996 from $1.5 million at August 31, 1995, due to increased borrowings.

     Accounts payable and accrued liabilities increased 22.7% to $2.7 million at May 31, 1996 from $2.2 million at August 31, 1995, primarily as a result of increases in accrued payroll, interest and other unpaid operational costs.

     Allowances for credit losses and for loans sold with recourse decreased 16.2% to $838,000 at May 31, 1996 from $1.0 million at August 31, 1995. The decrease was a result of loans sold with recourse which were reacquired and included in the March 1996 securitization. The estimated credit losses are included in the valuation of the residual securities.

     Stockholder's equity increased 42.6% to $15.4 million at May 31, 1996 from $10.8 million at August 31, 1995 as a result of net income of $4.6 million during the first nine months of fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had cash of $841,000 at May 31, 1996 compared to cash of $752,000 at August 31, 1995.

     The Company's cash requirements arise from loan originations, payments of operating and interest expenses and deposits to reserve accounts related to loan sale transactions. Loan originations are initially funded principally through the Company's $20.0 million warehouse line of credit pending the sale of loans in the secondary market. Substantially all of the loans originated by the Company are sold. Net cash used in the Company's operating activities for the year ended August 31, 1995 and the nine months ended May 31, 1996 was approximately $10.3 million and $8.0 million, respectively. This use was funded primarily from the reinvestment of proceeds from the sale of loans in the secondary market totaling approximately $85.2 million and $88.1 million for the year ended August 31, 1995 and the nine months ended May 31, 1996, respectively. The loan sale transactions required the subordination of certain cash flows payable to the Company to the payment of scheduled principal and interest due to the loan purchasers. In connection with certain of such sale transactions, a portion of amounts payable to the Company from the excess interest spread is required to be maintained in a reserve account to the extent of the subordination requirements. The subordination requirements generally provide that the excess interest spread is payable to the reserve account until a specified percentage of the principal balances of the sold loans is accumulated therein.

     Excess interest spread payable to the Company is subject to being utilized first to replenish cash paid from the reserve account to fund shortfalls in collections of interest from borrowers who default on the payments on the loans until the Company's deposits into the reserve account equal the specified percentage. The excess interest required to be deposited and maintained in the respective reserve accounts is not available to support the cash flow requirements of the Company. At May 31, 1996, amounts on deposit in such reserve accounts totaled $2.4 million.

     Adequate credit facilities and other sources of funding, including the ability of the Company to sell loans in the secondary market, are essential for the continuation of the Company's loan origination operations. At May 31, 1996, the Company had a $20.0 million warehouse line of credit (the "Warehouse Line") for the financing of loan originations which expires in August 1997. At May 31, 1996, $3.0 million was outstanding under the Warehouse Line and $17.0 million was available. The Warehouse Line bears interest at the prime rate plus 1.0% per year and is secured by loans prior to sale. The agreement with the lender requires the Company to maintain a minimum tangible net worth of $12.5 million, and a minimum level of profitability of at least $500,000 per rolling six month period. In addition, at May 31, 1996, the Company had a $5.0 million demand note facility from the same lender, with respect to which $5.0 million was outstanding on that date. This note was secured by a pledge of the Company's excess servicing rights and the interest only and residual class certificates ("Certificates") relating to securitizations carried as "Mortgage related securities" on the Company's balance sheets, payable to the Company pursuant to its securitization agreements. As of June 28, 1996, this note was replaced by a $10.0 million revolving credit loan from the same lender (the "Revolving Loan"), with the same security. The Revolving Loan has an 18-month revolving credit period followed by a 30-month amortization period, and requires the Company to maintain a minimum tangible net worth of $12.5 million and a minimum level of profitability of at least $500,000 per rolling six month period. Borrowings under the Revolving Loan cannot exceed the lesser of (i) 40% of the Company's excess servicing rights and Certificates or (ii) six times the aggregate of the excess servicing rights and Certificate payments actually received by the Company over the most recent three-month period. While the Company believes that it will be able to maintain its existing credit facilities and obtain replacement financing as its credit arrangements mature and additional financing, if necessary, there can be no assurance that such financing will be available on favorable terms, or at all.

     From time to time, the Company has sold loans through whole loan sales. In August 1994, the Company entered into an agreement with a bank pursuant to which an aggregate of $38.3 million in principal amount of loans had been sold at December 31, 1995, for an amount equal to their remaining principal balance and accrued interest. Pursuant to the agreement, the purchaser is entitled to receive interest at a rate equal to the sum of 187.5 basis points and the yield paid on four-year Federal Government Treasury obligations at the time of the sale. The Company retained the right to service the loans and the right to receive the difference (the

"Excess Interest") between the sold loans' stated interest rate and the yield to the purchaser. The Company is required to maintain a reserve account equal to 1.0% of the declining principal balance of the loans sold pursuant to the agreement funded from the Excess Interest received by the Company less its servicing fee to fund shortfalls in collections from borrowers who default in the payment of principal or interest.

     In April 1995, the Company entered into a continuing agreement with a financial institution pursuant to which an aggregate of approximately $138.5 million in principal amount of loans had been sold at May 31, 1996 for an amount equal to their remaining principal balances. Pursuant to the agreement, the purchaser is entitled to receive interest at a variable rate equal to the sum of 200 basis points and the one-month LIBOR rate as in effect from time to time. The Company retained the right to service the loans and the right to receive the Excess Interest. The Company is required to maintain a reserve account equal to 2.5% of the proceeds received by the Company from the sale of loans pursuant to the agreement plus the Excess Interest received by the Company less its servicing fee to fund shortfalls in collections from borrowers who default in the payment of principal or interest. In May 1995 and June 1995, the Company reacquired an aggregate of approximately $25.0 million of such Title I Loans for an amount equal to their remaining principal balance, which were sold to a financial institution. In March 1996 and August 1996, the Company reacquired an additional $77.8 million and $36.2 million, respectively, of the Title I Loans in connection with its first two securitization transactions.

     In May 1995, the Company entered into an agreement with a bank pursuant to which an aggregate of $25.0 million in principal amount of loans had been sold at June 30, 1995 for an amount equal to their remaining principal balance. Pursuant to the agreement, the purchaser is entitled to receive interest at a rate equal to the sum of 190 basis points and the yield paid on four-year Federal Government Treasury obligations at the time of the sale. The Company retained the right to service the loans and the right to receive the Excess Interest. The agreement requires the Company to maintain a reserve account equal to 1.0% of the declining principal balance of the loans sold pursuant to the agreement funded from the Excess Interest received by the Company less its servicing fee to fund shortfalls in collections from borrowers who default in the payment of principal or interest.

     In September 1996, the Company entered into a repurchase agreement with a financial institution pursuant to which the Company pledged the interest only certificates from its two 1996 securitizations in exchange for a $3.0 million advance. The Company also received a commitment from the same financial institution, providing for the purchase of up to $2.0 billion of loans over a five-year period. In consideration of the purchase commitment, Mego Financial will issue to the financial institution five-year warrants to purchase 1,000,000 shares of Mego Financial's common stock at an exercise price of $7.125 per share. The value of the warrants will be charged to the Company as the commitment for the purchase of loans is utilized. The financial institution has also agreed to provide the Company a separate one-year facility of up to $11.0 million, less any amounts advanced under the repurchase agreement, for the financing of the interest only and residual certificates from future securitizations.

     In furtherance of the Company's strategy to sell loans through securitizations, in March 1996 and August 1996, the Company completed its first two securitizations pursuant to which it sold pools of $84.2 million and $48.9 million, respectively, of Title I Loans. The Company previously reacquired at par $77.8 million and $36.2 million of such loans, respectively. Pursuant to these securitizations, pass-through certificates evidencing interests in the pools of loans were sold in a public offering. The Company continues to subservice the sold loans and is entitled to receive from payments in respect of interest on the sold loans a servicing fee equal to 1.25% of the balance of each loan with respect to the March transaction and 1.0% with respect to the August transaction. In addition, with respect to both transactions, the Company received certificates (carried as "Mortgage related securities" on the Company's balance sheet), representing the interest differential, after payment of servicing and other fees, between the interest paid by the obligors of the sold loans and the yield on the sold certificates. The Company may be required to repurchase loans that do not conform to the representations and warranties made by the Company in the securitization agreements.

     During the nine months ended May 31, 1996 and the year ended August 31, 1995, the Company used cash of $8.0 million and $10.3 million, respectively, in operating activities. During the nine months ended

May 31, 1996 and the year ended August 31, 1995, the Company provided cash of $8.6 million and $10.5 million, respectively, in financing activities. During the nine months ended May 31, 1996 and the year ended August 31, 1995, the Company used cash of $488,000 and $274,000, respectively, in investing activities, which was substantially expended for office equipment and furnishings and data processing equipment.

     The Company believes that funds from operations and financing activities, borrowings under its existing credit facilities and the net proceeds from the Offering and the Note Offering will be sufficient to satisfy its contemplated cash requirements for at least 12 months following the consummation of the Offering.

EFFECTS OF CHANGING PRICES AND INFLATION

     The Company's operations are sensitive to increases in interest rates and to inflation. Increased borrowing costs resulting from increases in interest rates may not be immediately recoverable from prospective purchasers. The Company's loans consist primarily of fixed-rate long term installment contracts that do not increase or decrease as a result of changes in interest rates charged to the Company. In addition, delinquency and cancellation rates may be affected by changes in the national economy.

RECENT ACCOUNTING PRONOUNCEMENTS

     At August 31, 1995, effective September 1, 1994, the Company adopted SFAS No. 122, which requires that a mortgage banking enterprise recognize as separate assets the rights to service mortgage loans for others, regardless of how those servicing rights are acquired. The effect of adopting SFAS No. 122 on the Company's financial statements was to increase income before income taxes by $1.1 million for the year ended August 31, 1995. The fair value of capitalized mortgage servicing rights was estimated by taking the present value of expected net cash flows from mortgage servicing using assumptions the Company believes market participants would use in their estimates of future servicing income and expense, including assumptions about prepayment, default and interest rates. Capitalized mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income. The estimate of fair value was based on a 100 basis points per year servicing fee, reduced by estimated costs of servicing, and using a discount rate of 12% in 1995. The Company has developed its assumptions based on experience with its own portfolio, available market data and ongoing consultation with its investment bankers.

     The Financial Accounting Standards Board (the "FASB") has issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. The Company has not determined the effect upon adoption on its results of operation or financial condition.

     The FASB has issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. SFAS No. 123 is generally effective for fiscal years beginning after December 15, 1995. The Company intends to provide the pro forma and other additional disclosures about stock-based employee compensation plans in its 1997 financial statements as required by SFAS No. 123.

     The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125 provides new accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 125 also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings and requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value. SFAS No. 125 also requires that servicing assets be measured by allocating the carrying amount between the assets sold and retained interests based on their relative fair values at the date of transfer. Additionally, SFAS No. 125 requires that the servicing assets and liabilities be subsequently measured by (i) amortization in proportion to and over the period of estimated net servicing income and (ii) assessment for asset impairment or increased obligation based on their fair values. The Company has not adopted SFAS No. 125 for the current period, but must adopt the new requirements effective January 1, 1997. The Company has not yet determined the effect of SFAS No. 125 on its results of operations or financial condition in the period of adoption.

SEASONALITY

     Home improvement loan volume tracks the seasonality of home improvement contract work. Volume tends to build during the spring and early summer months, particularly with regard to pool installations. A decline is typically experienced in late summer and early fall until temperatures begin to drop. This change in seasons precipitates the need for new siding, window and insulation contracts. Peak volume is experienced in November and early December and declines dramatically from the holiday season through the winter months. Debt consolidation and home equity loan volume are not impacted by seasonal climate changes and, with the exclusion of the holiday season, tend to be stable throughout the year.

                                    BUSINESS

GENERAL

     The Company is a specialized consumer finance company that originates, purchases, sells and services consumer loans consisting primarily of home improvement loans secured by liens on the improved property. Through its network of Correspondents and Dealers, the Company initially originated only Title I Loans. The Title I program provides for insurance of 90% of the principal balance of the loan, and certain other costs. The Company began offering Conventional Loans through its Correspondents in May 1996 and such loans have become a significant portion of its current loan originations.

     The Company's borrowers are individuals who own their home and have appropriate verifiable income but may have limited access to traditional financing sources due to insufficient home equity, limited credit history or high ratios of debt service to income. These borrowers require or seek a high degree of personalized service and prompt response to their loan applications. As a result, the Company's borrowers generally are not averse to paying higher interest rates that the Company charges for its loan programs as compared to the interest rates charged by banks and other traditional financial institutions. The Company has developed a proprietary credit index profile that includes as a significant component the credit evaluation score methodology developed by Fair, Isaac and Company to classify borrowers on the basis of likely future performance. The other components of the Company's scoring system include debt to income ratio, employment history and residence stability. The Company charges varying rates of interest based upon the borrower's credit profile and income. For the year ended August 31, 1996, the loans originated by the Company had a weighted average interest rate of 14.0%.

     The Company's loan originations increased to $139.3 million during the fiscal year ended August 31, 1996 from $87.8 million during the fiscal year ended August 31, 1995 and $8.1 million during the six months in which it originated loans in the fiscal year ended August 31, 1994. The Company's revenues increased to $13.6 million for the fiscal year ended August 31, 1995 from $751,000 for the fiscal year ended August 31, 1994. For the nine months ended May 31, 1996, the Company had revenues of $17.4 million compared to $6.8 million for the nine months ended May 31, 1995. For the nine months ended May 31, 1996, the Company had net income of $4.6 million compared to $1.2 million for the nine months ended May 31, 1995.

     The Company sells substantially all the loans it originates through either whole loan sales to third party institutional purchasers or securitizations at a yield below the stated interest rate on the loans, retaining the right to service the loans and receive any amounts in excess of the guaranteed yield to the purchasers. The Company completed its first two securitizations of Title I Loans in March and August 1996 totalling $133.1 million and expects to sell a substantial portion of its loan production through securitizations in the future. At May 31, 1996, the Company serviced $166.3 million of loans it had sold.

HOME IMPROVEMENT LOAN INDUSTRY

     According to data released by the Commerce Department's Bureau of the Census, expenditures for home improvement and repairs of residential properties have exceeded $100.0 billion per year since 1992 with 1995 expenditures estimated at $112.6 billion. The Company targets the estimated $40.0 billion of those expenditures which are for owner-occupied single-family properties where improvements are performed by professional remodelers. As the costs of home improvements escalate, home owners are seeking financing as a means to improve their property and maintain and enhance its value. The National Association of Home Builders Economics Forecast in 1995 estimates that home improvement expenditures will exceed $200.0 billion by the year 2003. Two types of home improvement financing are available to borrowers, the Title I program administered by the FHA, which is authorized to partially insure qualified lending institutions against losses, and uninsured loans where the lender relies more heavily on the borrower's creditworthiness, debt capacity and the underlying collateral. Both types of loans are generally secured with a real estate mortgage lien on the property improved.

     The conventional home improvement financing market continues to grow, as many homeowners have limited access to traditional financing sources due to insufficient home equity, limited credit history or high ratios of debt service to income. Conventional loan proceeds can be used for a variety of improvements such as large remodeling projects, both interior and exterior, kitchen and bath remodeling, room additions and in-ground swimming pools. Borrowers also have the opportunity to consolidate a portion of their outstanding debt in order to reduce their monthly debt service.

     According to the FHA, the amount of single family Title I Loans originated has grown from $375.0 million during 1988 to $1.3 billion during 1995. Based on FHA data, the Company estimates that it had an 8.6% market share of the property improvement Title I loan market in calendar 1995. Out of approximately 3,100 lenders participating in the program in 1995, according to FHA data, the Company was the third largest originator of property improvement Title I Loans. Under Title I, the payment of approximately 90% of the principal balance of a loan is insured by the United States of America in the event of a payment default. The Title I program generally limits the maximum amount of the loan to $25,000 and restricts the type of eligible improvements and the use of the loan proceeds. Under Title I, only property improvement loans to finance the alteration, repair or improvement of existing single family, multifamily and non-residential structures are allowed. The FHA does not review individual loans at the time of approval. In the case of a Title I Loan less than $7,500, no equity is required in the property to be improved and the loan may be unsecured.

BUSINESS STRATEGY

     The Company's strategic plan is to continue to expand its lending operations while maintaining its credit quality. The Company's strategies include: (i) offering new loan products ; (ii) expanding its existing network of Correspondents and Dealers ; (iii) entering new geographic markets; (iv) realizing operational efficiencies through economies of scale; and (v) using securitizations to sell higher volumes of loans on more favorable terms. At May 31, 1996, the Company had developed a nationwide network of approximately 265 active Correspondents and approximately 445 active Dealers. The Company's Correspondents generally offer a wide variety of loans and its Dealers typically offer home improvement loans in conjunction with debt consolidation. By offering a more diversified product line, including Conventional Loans, and maintaining its high level of service, the Company has increased the loan production from its existing network of Correspondents. The Company anticipates that as it expands its lending operations it will realize economies of scale thereby reducing its average loan origination costs and enhancing its profitability. In addition, the Company intends to continue to sell its loan production through securitizations as opportunities arise. Through access to securitization, the Company believes that it has the ability to sell higher volumes of loans on more favorable terms than in whole loan sales.

  Product Extension and Expansion

     The Company intends to continue to review its loan programs and introduce new loan products to meet the needs of its customers. The Company will also evaluate products or programs that it believes are complementary to its current products for the purpose of enhancing revenue by leveraging and enhancing the Company's value to its existing network of Correspondents and Dealers. The Company believes that its introduction of new loan products will enhance its relationship with its Dealers and Correspondents and enable it to become a single source for their various financing needs.

  Expansion of Correspondent Operations

     The Company seeks to increase originations of loans from select Correspondents. The Company has expanded its product line to include Conventional Loans to meet the needs of its existing network of Correspondents. Prior to May 1996, the Company originated only Title I Loans. This limited its ability to attract the more sophisticated Correspondent that offered a multitude of loan products and, accordingly, limited the Company's market penetration. The Company began offering Conventional Loans to existing select Correspondents in May 1996. In order to maintain the Company's customer service excellence, the Company has gradually increased the number of Correspondents to which it has offered Conventional Loans. Since the Company commenced offering Conventional Loans, the loan production of the Company's

Correspondent division has significantly increased. The Company believes that it is well positioned to expand this segment without any material increase in concentration or quality risks.

  Expansion of Dealer Operations

     The Company seeks to expand its Dealer network and maximize loan originations from its existing network by offering a variety of innovative products and providing consistent and prompt service at competitive prices. The Company will provide conventional products as well as its existing Title I product to its Dealers in order to meet the needs of the diverse borrower market. The Company targets Dealers that typically offer financing to their customers and attempts to retain and grow these relationships by providing superior customer service, personalized attention and prompt approvals and fundings. The Company has been unable to fully meet the needs of its Dealers because of Title I program limits on the amount and types of improvements which may be financed. The Company intends to meet the needs of its Dealers with new Conventional Loan programs. These programs allow for more expensive project financing such as in-ground swimming pools and substantial remodeling as well as financing for creditworthy borrowers with limited equity who are in need of debt consolidation and borrowers with marginal creditworthiness and substantial equity in their property. With this strategy, the Company believes it can achieve further market penetration of its existing Dealer network and gain new Dealers and market share in areas in which the Title I product is less successful because of its restrictions.

  Nationwide Geographic Expansion

     The Company intends to continue to expand its Correspondent and Dealer network on a nationwide basis and to enhance its value to its existing network. The Company's strategy involves (i) focusing on geographic areas that the Company currently underserves and (ii) tailoring the Company's loan programs to better serve its existing markets and loan sources.

  Maximization of Flexibility in Loan Sales

     The Company employs a two-pronged strategy of disposing of its loan originations primarily through securitizations and, to a lesser extent, through whole loan sales. By employing this dual strategy, the Company has the flexibility to better manage its cash flow, diversify its exposure to the potential volatility of the capital markets and maximize the revenues associated with the gain on sale of loans given market conditions existing at the time of disposition. The Company has recently been approved by FNMA as a seller/servicer of Title I Loans, as a result of which the Company is eligible to sell such loans to FNMA on a servicing retained basis.

LOAN PRODUCTS

     The Company originates Title I and Conventional Loans. Both types of loans are typically secured by a first or junior lien on the borrower's principal residence, although the Company occasionally originates and purchases unsecured loans with borrowers that have an excellent credit history. Borrowers use loan proceeds for a wide variety of home improvement projects, such as exterior/interior remodeling, structural additions, roofing and plumbing, as well as luxury items such as in-ground swimming pools, and for debt consolidation. The Company lends to borrowers of varying degrees of creditworthiness. See "Loan Processing and Underwriting."

  Conventional Loans

     A Conventional Loan is a non-insured home improvement or home equity loan typically undertaken to pay for a home improvement project, home improvement and debt consolidation combination or a debt consolidation. Substantially all of the Conventional Loans originated by the Company are secured by a first or junior mortgage lien on the borrower's principal residence. Underwriting for Conventional Loans varies according to the Company's evaluation of the borrower's credit risk and income stability as well as the underlying collateral. The Company will rely on the underlying collateral and equity in the property for borrowers judged to be greater credit risks. The Company targets the higher credit quality segment of borrowers. The Company has begun originating Conventional Loans through its Correspondent Division and plans to begin offering such loan products to its Dealer Division.

  Title I Loan Program

     The National Housing Act of 1934 (the "Housing Act"), Sections 1 and 2(a), authorized the creation of the FHA and the Title I credit insurance program ("Title I"). Under the Housing Act, the FHA is authorized to insure qualified lending institutions against losses on certain types of loans, including loans to finance the alteration, repair or improvement of existing single family, multi-family and nonresidential real property structures. Under Title I, the payment of approximately 90% of the principal balance of a loan and certain other amounts is insured by the United States of America in the event of a payment default.

     Title I and the regulations promulgated thereunder establish criteria regarding (i) who may originate, acquire, service and sell Title I Loans, (ii) Title I Loan eligibility of improvements and borrowers, (iii) the principal amounts and terms of and security for Title I Loans, (iv) the use and disbursement of loan proceeds, (v) verification of completion of improvements,
(vi) the servicing of Title I Loans in default and (vii) the processing of claims for Title I insurance.

     The principal amount of a secured Title I Loan may not exceed $25,000, in the case of a loan for the improvement of a single family structure, and $60,000, in the case of a loan for the improvement of a multi-family structure. Loans up to a maximum of $7,500 in principal amount may qualify as unsecured Title I Loans.

     Title I Loans are required to bear fixed rates of interest and, with limited exceptions, be fully amortizing with equal weekly, bi-weekly, semi-monthly or monthly installment payments. Title I Loan terms may not be less than six months nor more than 240 months in the case of secured Title I Loans or 120 months in the case of unsecured Title I Loans. Subject to other federal and state regulations, the lender may establish the interest rate to be charged in its discretion.

     Title I generally provides for two types of Title I Loans, direct loans ("Direct Title I Loans") and dealer loans ("Dealer Title I Loans"). Direct Title I Loans are made directly by a lender to the borrower and there is no participation in the loan process by the contractor, if any, performing the improvements. In the case of Dealer Title I Loans, the Dealer, a contractor performing the improvements, assists the borrower in obtaining the loan, contracts with the borrower to perform the improvements, executes a retail installment contract with the borrower and, upon completion of the improvements, assigns the retail installment contract to the Title I lender. Each Dealer must be approved by the Title I lender in accordance with HUD requirements. Direct Title I Loans are closed by the lender in its own name with the proceeds being disbursed directly to the borrower prior to completion of the improvements. The borrower is generally required to complete the improvements financed by a Direct Title I Loan within six months of receiving the proceeds. In the case of Dealer Title I Loans, the lender is required to obtain a completion certificate from the borrower certifying that the improvements have been completed prior to disbursing the proceeds to the Dealer.

     The FHA charges a lender an annual fee equal to 50 basis points of the original principal balance of a loan for the life of the loan. A Title I lender or Title I sponsored lender is permitted to require the borrower to pay the insurance premium with respect to the loan. In general, the borrowers pay the insurance premiums with respect to Title I Loans originated through the Company's Correspondents but not with respect to Title I Loans originated through the Company's Dealers. Title I provides for the establishment of an insurance coverage reserve account for each lender. The amount of insurance coverage in a lender's reserve account is equal to 10% of the original principal amount of all Title I Loans originated or purchased and reported for insurance coverage by the lender less the amount of all insurance claims approved for payment. The amount of reimbursement to which a lender is entitled is limited to the amount of insurance coverage in the lender's reserve account.

LENDING OPERATIONS

     The Company has two principal divisions for the origination of loans, the Correspondent Division and the Dealer Division. The Correspondent Division represents the Company's largest source of loan originations. Through its Correspondent Division, the Company originates loans through a nationwide network of Correspondents including financial intermediaries, mortgage companies, commercial banks and savings and loan institutions. The Company typically originates loans from Correspondents on an individual loan basis, pursuant to which each loan is pre-approved by the Company and is purchased immediately after the closing. The Correspondent Division conducts operations from its headquarters in Atlanta, Georgia, with a vice president of operations responsible for underwriting and processing and five account executives supervised by the Vice President-National Marketing responsible for developing and maintaining relationships with Correspondents. At May 31, 1996, the Company had a network of approximately 265 active Correspondents.

     In addition to purchasing individual Direct Title I Loans and Conventional Loans, from time to time the Correspondent Division purchases portfolios of loans from Correspondents. In March 1994, the Company purchased a portfolio of Direct Title I Loans originated by another financial institution, which consisted of 210 loans with an aggregate remaining principal balance of $1.4 million, an average balance of $6,695, a weighted average interest rate of 15.46% and a weighted average remaining term of 101 months.

     The Dealer Division originates Dealer Title I Loans through a network of Dealers, consisting of home improvement construction contractors approved by the Company, by acquiring individual retail installment contracts ("Installment Contracts") from Dealers. An Installment Contract is an agreement between the Dealer and the borrower pursuant to which the Dealer performs the improvements to the property and the borrower agrees to pay in installments the price of the improvements. Before entering into an Installment Contract with a borrower, the Dealer assists the borrower in submitting a loan application to the Company. If the loan application is approved, the Dealer enters into an Installment Contract with the borrower, the Dealer assigns the Installment Contract to the Company upon completion of the home improvements and the Company, upon receipt of the requisite loan documentation (described below) and completion of a satisfactory telephonic interview with the borrower, pays the Dealer pursuant to the terms of the Installment Contract. The Dealer Division maintains 12 branch offices located in Montvale, New Jersey, Kansas City, Missouri, Las Vegas, Nevada, Austin, Texas, Oklahoma City, Oklahoma, Seattle, Washington, Waterford, Michigan, Columbus, Ohio, Elmhurst, Illinois, Philadelphia, Pennsylvania, Denver, Colorado and Woodbridge, Virginia through which it conducts its marketing to Dealers in the state in which the branch is located as well as certain contiguous states. The Dealer Division is operated with a vice president of operations responsible for loan processing and underwriting, two regional managers, and 12 field representatives supervised by the Vice President-National Marketing who are responsible for marketing to Dealers. At May 31, 1996, the Company had a network of approximately 445 active Dealers doing business in 23 states. The Company intends to commence offering Conventional Loans through its Dealer Division.

     Correspondents and Dealers qualify to participate in the Company's programs only after a review by the Company's management of their reputations and expertise, including a review of references and financial statements, as well as a personal visit by one or more representatives of the Company. Title I requires the Company to reapprove its Dealers annually and to monitor the performance of those Correspondents that are sponsored by the Company. The Company's compliance function is performed by a director of compliance and loan administration, whose staff performs periodic reviews of portfolio loans and Correspondent and Dealer performance and may recommend to senior management the suspension of a Correspondent or a Dealer. The Company believes that its system of acquiring loans through a network of Correspondents and Dealers and processing such loans through a centralized loan processing facility has (i) assisted the Company in minimizing its level of capital investment and fixed overhead costs and (ii) assisted the Company in realizing certain economies of scale associated with evaluating and acquiring loans. The Company does not believe that the loss of any particular Correspondent or Dealer would have a material adverse effect upon the Company. See "Loan Processing and Underwriting."

     The Company originates and acquires a limited variety of loan products, including: (i) fixed rate, secured Title I Loans, secured by single family residences, with terms and principal amounts ranging from 60 to

240 months and approximately $3,000 to $25,000, respectively; and (ii) fixed rate, unsecured Title I Loans with terms and principal amounts ranging from 36 to 120 months and approximately $2,500 to $7,500, respectively. As part of the Company's strategic plan, the Company has commenced originating non-FHA insured Conventional Loans utilizing its established network of Correspondents.

     The following table sets forth certain data regarding loan applications processed and loans originated by the Company during the periods indicated.

                                                  YEAR ENDED AUGUST 31,                      NINE MONTHS ENDED MAY 31,
                                        -----------------------------------------    ------------------------------------------
                                               1994                  1995                   1995                   1996
                                        ------------------    -------------------    -------------------    -------------------
Total Loan Applications:
  Number processed....................       3,512                 27,608                 17,053                 28,699
  Number approved.....................       1,984                 15,956                  9,722                 14,100
  Approval ratio......................        56.5%                  57.8%                  57.0%                  49.1%
Loan Originations:
  Principal balance of loans:
  Correspondents:
    Title I...........................  $5,238,311    64.4%   $63,792,680    72.7%   $40,405,634    76.9%   $57,625,881    64.5%
    Conventional......................          --      --             --      --             --      --        384,900     0.4
                                        ----------   -----    -----------   -----    -----------   -----    -----------   -----
        Total Correspondents..........   5,238,311    64.4     63,792,680    72.7     40,405,634    76.9     58,010,781    64.9
                                        ----------   -----    -----------   -----    -----------   -----    -----------   -----
  Dealers.............................   1,488,529    18.3     23,957,829    27.3     12,115,753    23.1     31,379,719    35.1
  Bulk purchase.......................   1,406,000    17.3             --      --             --      --             --      --
                                        ----------   -----    -----------   -----    -----------   -----    -----------   -----
        Total.........................  $8,132,840   100.0%   $87,750,509   100.0%   $52,521,387   100.0%   $89,390,500   100.0%
                                        ==========   =====    ===========   =====    ===========   =====    ===========   =====
Number of Loans:
  Correspondents:
    Title I...........................         338    47.4%         3,437    59.1%         2,171    62.5%         3,130    53.2%
    Conventional......................          --      --             --      --             --      --             13     0.2
                                        ----------   -----    -----------   -----    -----------   -----    -----------   -----
        Total Correspondents..........         338    47.4          3,437    59.1          2,171    62.5          3,143    53.4
                                        ----------   -----    -----------   -----    -----------   -----    -----------   -----
  Dealers.............................         165    23.1          2,375    40.9          1,302    37.5          2,742    46.6
  Bulk purchase.......................         210    29.5             --      --             --      --             --      --
                                        ----------   -----    -----------   -----    -----------   -----    -----------   -----
        Total.........................         713   100.0%         5,812   100.0%         3,473   100.0%         5,885   100.0%
                                        ==========   =====    ===========   =====    ===========   =====    ===========   =====
  Average principal balance of
    loans.............................  $   11,407            $    15,096            $    15,123            $    15,180
  Weighted average interest rate on
    loans originated..................       14.18%                 14.55%                 14.47%                 14.23%
  Weighted average term of loans
    originated (months)...............         175                    188                    185                    194

LOAN PROCESSING AND UNDERWRITING

     The Company's loan application and approval process generally is conducted over the telephone with applications usually received at the Company's centralized processing facility from Correspondents and Dealers by facsimile transmission. Upon receipt of an application, the information is entered into the Company's system and processing begins. All loan applications are individually analyzed by employees of the Company at its loan processing headquarters in Atlanta, Georgia.

     The Company has developed a proprietary credit index profile ("CIP") as a statistical credit based tool to predict likely future performance of a borrower. A significant component of this customized system is the credit evaluation score methodology developed by Fair, Isaac and Company ("FICO"), a consulting firm specializing in creating default predictive models through a high number of variable components. The other components of the CIP include debt to income analysis, employment stability, self employment criteria, residence stability and occupancy status of the subject property. By utilizing both scoring models in tandem, all applicants are considered on the basis of their ability to repay the loan obligation while allowing the Company to maintain its risk based pricing for each loan.

     Based upon FICO score default predictors and the Company's internal CIP score, loans are classified by the Company into gradations of descending credit risks and quality, from "A" credits to "D" credits, with subratings within those categories. Quality is a function of both the borrowers creditworthiness, and the extent of the value of the collateral, which is typically a second lien on the borrower's primary residence. "A+" credits generally have a FICO score greater than 680. An applicant with a FICO score of less than 620 would be rated a "C" credit unless the loan-to-value ratio was 75% or less which would raise the credit risk to the Company to a "B" or better depending on the borrower's debt service capability. Depending on loan size, typical loan-to-value ratios for "A" and "B" credits range from 90% to 125%, while loan-to-value ratios for "C" and "D" credits range from 60% up to 90% with extraordinary compensating factors.

     The Company's underwriters review the applicant's credit history, based on the information contained in the application as well as reports available from credit reporting bureaus and the Company's CIP score, to determine the applicant's acceptability under the Company's underwriting guidelines. Based on the underwriter's approval authority level, certain exceptions to the guidelines may be made when there are compensating factors subject to approval from a corporate officer. The underwriter's decision is communicated to the Correspondent or Dealer and, if approved, fully explains the proposed loan terms. The Company endeavors to respond to the Correspondent or Dealer on the same day the application is received.

     The Company issues a commitment to purchase a pre-approved loan upon the receipt of a fully completed loan package. Commitments indicate loan amounts, fees, funding conditions, approval expiration dates and interest rates. Loan commitments are generally issued for periods of up to 45 days in the case of Correspondents and 90 days in the case of Dealers. Prior to disbursement of funds, all loans are carefully reviewed by funding auditors to ensure that all documentation is complete, all contingencies specified in the approval have been met and the loan is closed in accordance with Company and regulatory procedures.

  Conventional Loans

     The Company has implemented policies for its Conventional Loan program that are designed to minimize losses by adhering to high credit quality standards or requiring adequate loan-to-value levels. The Company will only make Conventional Loans to borrowers with an "A" or "B" credit grade using the CIP. Through August 31, 1996, the Company's portfolio of Conventional Loans originated through its Correspondent Division had been evaluated as an "A" credit risk and had a weighted average (i) FICO score of 661, (ii) gross debt to income ratio of 38%,
(iii) interest rate of 14.04% and (iv) loan-to-value ratio of 110%, as well as an average loan amount of $28,569. Substantially all of the Conventional Loans originated to date by the Company are secured by first or second mortgage liens on single family, owner occupied properties.

     Terms of Conventional Loans made by the Company, as well as the maximum loan-to-value ratios and debt service to income coverage (calculated by dividing fixed monthly debt payments by gross monthly income), vary depending upon the Company's evaluation of the borrower's creditworthiness. Borrowers with lower creditworthiness generally pay higher interest rates and loan origination fees.

     As part of the underwriting process for Conventional Loans, the Company generally requires an appraisal of the collateral property as a condition to the commitment to purchase. The Company requires independent appraisers to be state licensed and certified. The Company requires that all appraisals be completed within the Uniform Standards of Professional Appraisal Practice as adopted by the Appraisal Standards Board of the Appraisal Foundation. Prior to originating a loan, the Company audits the appraisal for accuracy and to insure that the appraiser used sufficient care in analyzing data to avoid errors that would significantly affect the appraiser's opinion and conclusion. This audit includes a review of economic demand, physical adaptability of the real estate, neighborhood trends and the highest and best use of the real estate. In the event the audit reveals any discrepancies as to the method and technique that are necessary to produce a credible appraisal, the Company will perform additional property data research or may request a second appraisal to be performed by an independent appraiser selected by the Company in order to substantiate further the value of the subject property.

     The Company also requires a title report on all subject properties securing its loans to verify property ownership, lien position and the possibility of outstanding tax liens or judgments. In the case of larger loan amounts or first liens, the Company requires a full title insurance policy in compliance with the American Land Title Association.

  Title I Loans

     The Title I Loans originated by the Company are executed on forms meeting FHA requirements as well as federal and state regulations. Loan applications and Installment Contracts are submitted to the Company's processing headquarters for credit verification. The information provided in loan applications is first verified by, among other things, (i) written confirmations of the applicant's income and, if necessary, bank deposits, (ii) a formal credit bureau report on the applicant from a credit reporting agency, (iii) a title report, (iv) if necessary, a real estate appraisal and (v) if necessary, evidence of flood insurance. Appraisals for Title I Loans, when necessary, are generally prepared by pre-approved independent appraisers that meet the Company's standards for experience, education and reputation. Loan applications are also reviewed to ascertain whether or not they satisfy the Company's underwriting criteria, including loan-to-value ratios (if non-owner occupied), borrower income qualifications, employment stability, purchaser requirements and necessary insurance and property appraisal requirements. The Company will make Title I Loans to borrowers with an "A" to "C" credit grade based on CIP score and lien position. Since the implementation of the CIP scoring system in February 1996, through August 31, 1996, the Company's portfolio of Title I Loans originated through its Correspondent and Dealer Divisions had been evaluated as a "C+" and "B" credit risk, respectively, and had a weighted average FICO score of 637 and 645, respectively. The Company's underwriting guidelines for Title I Loans meet FHA's underwriting criteria. Completed loan packages are sent to the Company's Underwriting Department for predisbursement auditing and funding.

     Subject to underwriting approval of an application forwarded to the Company by a Dealer, the Company issues a commitment to purchase an Installment Contract from a Dealer upon the Company's receipt of a fully completed loan package and notice from the borrower of satisfactory work completion. Subject to underwriting approval of an application forwarded to the Company by a Correspondent, the Company issues a commitment to purchase a Title I Loan upon the Company's receipt of a fully completed and closed loan package.

     The Company's underwriting personnel review completed loan applications to verify compliance with the Company's underwriting standards, FHA requirements and federal and state regulations. In the case of Title I Loans being acquired from Dealers, the Company conducts a prefunding telephonic interview with the property owner to determine that the improvements have been completed in accordance with the terms of the Installment Contract and to the owner's satisfaction. The Company utilizes a nationwide network of independent inspectors to perform on-site inspections of improvements within the timeframes specified by the Title I program.

     Since the Company does not currently originate any Title I Loans with an original principal balance in excess of $25,000, the FHA does not individually review the Title I Loans originated by the Company.

QUALITY CONTROL

     The Company employs various quality control personnel and procedures in order to insure that loan origination standards are adhered to and regulatory compliance is maintained while substantial growth is experienced in the servicing portfolio.

     In accordance with Company policy, the Quality Control Department reviews a statistical sample of loans closed each month. This review is generally completed within 60 days of funding and circulated to appropriate department heads and senior management. Finalized reports are maintained in the Company's files for a period of two years from completion. Typical review procedures include reverification of employment and income, re-appraisal of the subject property, obtaining separate credit reports and recalculation of debt-to-income ratios. The statistical sample is intended to cover 10% of all new loan originations with particular emphasis on new Correspondents and Dealers. Emphasis will also be placed on those loan sources where higher levels of delinquency are experienced, physical inspections reveal a higher level of non-compliance, or payment defaults occur within the first six months of funding. On occasion, the Quality Control Department may review all loans generated from a particular loan source in the event an initial review determines a higher than normal number of exceptions. The account selection of the Quality Control Department is also designed to include a statistical sample of loans by each underwriter and each funding auditor and thereby provide management with information as to any aberration from Company policies and procedures in the loan origination process.

     Under the direction of the Vice President of Credit Quality and Regulatory Compliance, a variety of review functions are accomplished. On a daily basis, a sample of recently approved loans are reviewed to insure compliance with underwriting standards. Particular attention is focused on those underwriters who have developed a higher than normal level of exceptions. In addition to this review, the Company has developed a staff of post-disbursement review auditors which reviews 100% of recently funded accounts, typically within two weeks of funding. All credit reports are analyzed, debt-to-income ratios recalculated, contingencies monitored and loan documents inspected. Exception reports are forwarded to the respective Vice Presidents of Production as well as senior management. The Company also employs a Physical Inspection Group that is responsible for monitoring the inspection of all homes which are the subject of home improvement loans. Non-compliance is tracked by loan source and serves as another method of evaluating a loan source relationship.

     The Company has expended substantial amounts in developing its Quality Control and Compliance Department. The Company recognizes the need to monitor its operations continually as it experiences substantial growth. Feedback from these departments provides senior management with the information necessary to take corrective action when appropriate, including the revision and expansion of its operating policies and procedures.

LOAN PRODUCTION TECHNOLOGY SYSTEMS

     The Company utilizes a sophisticated computerized loan origination tracking system that allows it to monitor the performance of Dealers and Correspondents and supports the marketing efforts of the Dealer and Correspondent Divisions by tracking the marketing activities of field sales personnel. The system automates various other functions such as Home Mortgage Disclosure Act and HUD reporting requirements and routine tasks such as decline letters and the flood certification process. The system also affords management access to a wide range of decision support information such as data on the approval pipeline, loan delinquencies by source, and the activities and performance of underwriters and funders. The Company uses intercompany electronic mail, as well as an electronic-mail link with its affiliate, PEC, to facilitate communications and has an electronic link to PEC that allows for the automated transfer of accounts to PEC's servicing system.

     The Company is enhancing this system to provide for the automation of the loan origination process as well as loan file indexing and routing. These enhancements will include electronic routing of loan application facsimile transmissions, automated credit report inquiries and consumer credit scoring along with on-screen underwriting and approval functions. Where feasible the system will interface with comparable systems of the Company's Dealers and Correspondents. The Company expects that these enhancements will (i) increase loan production efficiencies by minimizing manual processing of loan documentation, (ii) enhance the quality of loan processing by use of uniform electronic images of loan files and (iii) facilitate loan administration and collections by providing easier access to loan account information. The implementation of these enhancements is expected to be substantially completed prior to December 1996.

LOAN SERVICING

     The Company's strategy has been to retain the servicing rights associated with the loans it originates. The Company's loan servicing activities include responding to borrower inquiries, processing and administering loan payments, reporting and remitting principal and interest to the whole loan purchasers who own interests in the loans and to the trustee and others with respect to securitizations, collecting delinquent loan payments, processing Title I insurance claims, conducting foreclosure proceedings and disposing of foreclosed properties and otherwise administering the loans. The Company's various loan sale and securitization agreements allocate a portion of the difference between the stated interest rate and the interest rate passed through to purchasers of its loans to servicing revenue. Servicing fees are collected by the Company out of monthly loan payments. Other sources of loan servicing revenues include late charges and miscellaneous fees. The Company uses a sophisticated computer based mortgage servicing system that it believes enables it to provide effective and efficient administering of Conventional and Title I Loans. The servicing system is an on-line real time system developed and maintained by the Company's affiliate, PEC. It provides payment processing and cashiering functions, automated payoff statements, on-line collections, statement and notice mailing along with a full range of investor reporting requirements. The Company has entered into a subservicing agreement with PEC for the use of the system and continuous support. The monthly investor reporting package includes a trial balance, accrued interest report, remittance report and delinquency reports. Formal written procedures have been established for payment processing, new loan set-up, customer service, tax and insurance monitoring.

     The Company is a HUD approved lender and a FNMA approved seller/servicer. As such, it is subject to a thorough due diligence review of its policies, procedures, and business, and is qualified to underwrite, sell and service Title I Loans on behalf of the FHA and FNMA.

     The Company's loan collection functions are organized into two areas of operation: routine collections and management of nonperforming loans.

     Routine collection personnel are responsible for collecting loan payments that are less than 60 days contractually past due and providing prompt and accurate responses to all customer inquiries and complaints. These personnel report directly to the Company's Vice President of Loan Administration. Borrowers are contacted on the due date for each of the first six payments in order to encourage continued prompt payment. Generally, after six months of seasoning, collection activity will commence if a loan payment has not been made within five days of the due date. Borrowers usually will be contacted by telephone at least once every five days and also by written correspondence before the loan becomes 60 days delinquent. With respect to loan payments that are less than 60 days late, routine collections personnel utilize a system of mailed notices and telephonic conferences for reminding borrowers of late payments and encouraging borrowers to bring their accounts current. Installment payment invoices and return envelopes are mailed to each borrower on a monthly basis. The Company has bilingual customer service personnel available.

     Once a loan becomes 30 days past due, a collection supervisor generally analyzes the account to determine the appropriate course of remedial action. On or about the 45th day of delinquency, the supervisor determines if the property needs immediate inspection to determine if it is occupied or vacant. Depending upon the circumstances surrounding the delinquent account, a temporary suspension of payments or a repayment plan to return the account to current status may be authorized by the Vice President of Loan Administration. In any event, it is the Company's policy to work with the delinquent customer to resolve the past due balance before Title I claim processing or legal action is initiated.

     Nonperforming loan management personnel are responsible for collecting severely delinquent loan payments (over 60 days late), filing Title I insurance claims or initiating legal action for foreclosure and recovery. Operating from the Company's headquarters in Atlanta, Georgia, collection personnel are responsible for collecting delinquent loan payments and seeking to mitigate losses by providing various alternatives to further actions, including modifications, special refinancing and indulgence plans. Title I insurance claim personnel are responsible for managing Title I insurance claims, utilizing a claim management system designed to track insurance claims for Title I Loans so that all required conditions precedent to claim perfection are met. In the case of Conventional Loans, a foreclosure coordinator will review all previous collection activity, evaluate the lien and equity position and obtain any additional information as necessary. The ultimate decision to foreclose, after all necessary information is obtained, is made by an officer of the Company. Foreclosure regulations and practices and the rights of the owner in default vary from state to state, but generally procedures may be initiated if: (i) the loan is 90 days or more delinquent; (ii) a notice of default on a senior lien is received; or (iii) the Company discovers circumstances indicating potential loss exposure.

     Net loan servicing income was $873,000 and $3.0 million for the year ended August 31, 1995 and the nine month period ended May 31, 1996, respectively, constituting 6.4% and 17.2%, respectively, of the Company's total revenues in such periods. As of May 31, 1996, the Company had increased the size of the loan portfolio it services to approximately $171.0 million from approximately $92.3 million as of August 31, 1995, an increase of approximately 85.3%. The Company's loan servicing portfolio is subject to reduction by normal amortization, prepayment of outstanding loans and defaults.

     The following table sets forth certain information regarding the Company's loan servicing for the periods indicated:

                                                                 YEAR ENDED
                                                                 AUGUST 31,      NINE MONTHS
                                                              ----------------      ENDED
                                                              1994(1)   1995     MAY 31, 1996
                                                              ------   -------   ------------
                                                                      (IN THOUSANDS)
    Servicing portfolio at beginning of period..............  $   --   $ 8,026     $ 92,286
    Additions to servicing portfolio........................   8,317    87,757       89,391
    Reductions in servicing portfolio(2)....................     291     3,491       10,629
    Servicing portfolio (period end):
      Company-owned loans...................................   1,471     3,720        4,763
      Sold loans............................................   6,555    88,566      166,285
                                                              ------   -------     --------
              Total.........................................  $8,026   $92,286     $171,048
                                                              ======   =======     ========

- ---------------

(1) The Company commenced originating loans in March 1994.
(2) Reductions result from scheduled payments, prepayments and write-offs during the period.

     The following table sets forth the delinquency and Title I insurance claims experience of loans serviced by the Company as of the dates indicated:

                                                             AUGUST 31,   AUGUST 31,   MAY 31,
                                                              1994(1)        1995        1996
                                                             ----------   ----------   --------
                                                                   (DOLLARS IN THOUSANDS)
    Delinquency period(2)
      31-60 days past due...................................     2.06%         2.57%       2.41%
      61-90 days past due...................................     0.48          0.73        0.78
      91 days and over past due.............................     0.26          0.99        4.34(3)
      91 days and over past due, net of claims filed(4).....     0.26          0.99        2.38
    Claims filed with HUD(5)................................       --            --        1.96%
    Number of Title I insurance claims......................        1             5         219
    Total servicing portfolio at end of period..............   $8,026      $ 92,286    $171,048
    Amount of FHA insurance available.......................      831         9,552      18,084(6)
    Amount of FHA insurance available as a percentage of
      loans serviced........................................    10.36%        10.35%      10.57%(6)
    Losses on liquidated loans(7)...........................   $   --      $     --    $    7.6

- ---------------

(1) The Company commenced originating loans in March 1994.
(2) Represents the dollar amount of delinquent loans as a percentage of total dollar amount of loans serviced by the Company (including loans owned by the Company) as of the date indicated.
(3) During the nine-month period ended May 31, 1996, the processing and payment of claims filed with HUD was delayed.
(4) Represents the dollar amount of delinquent loans net of delinquent Title I Loans for which claims have been filed with HUD and payment is pending as a percentage of total dollar amount of loans serviced by the Company (including loans owned by the Company) as of the date indicated.
(5) Represents the dollar amount of delinquent Title I Loans for which claims have been filed with HUD and payment is pending as a percentage of total dollar amount of loans serviced by the Company (including loans owned by the Company) as of the date indicated.
(6) If all claims with HUD had been processed as of period end, the amount of FHA insurance available would have been reduced to $15,063,000, which as a percentage of loans serviced would have been 8.98%.
(7) A loss is recognized upon receipt of payment of a claim or final rejection thereof. Claims paid in a period may relate to a claim filed in an earlier period. Since the Company commenced its Title I lending operations in March 1994, there has been no final rejection of a claim by the FHA. Aggregate losses on liquidated Title I Loans related to 29 of the 225 Title I insurance claims made by the Company since commencing operations through May 31, 1996. Losses on liquidated loans will increase as the balance of the claims are processed by HUD. The Company has received an average payment from HUD equal to 90% of the outstanding principal balance of such Title I Loans, plus appropriate interest and costs.

     The Company has received an average amount equal to 96.68% of the outstanding principal balance of Title I Loans for which claims have been made, each payment including certain interest and costs. The processing and payment of claims filed with HUD have been delayed for a number of reasons including (i) furloughs experienced by HUD personnel in December 1995 and January 1996, (ii) the growth in the volume of Title I Loans originated from approximately $750 million in 1994 to $1.3 billion in 1995 without a corresponding increase in HUD personnel to service claims and (iii) the transition of processing operations to regional centers during the second and third quarters of 1996. It is expected that once appropriate staffing and training have been completed at HUD regional centers, the timeframe for payment of HUD claims will be significantly shortened.

  Sale of Loans

     The Company customarily sells the loans it originates to third party purchasers or, in the case of a third party purchaser not eligible to own a Title I Loan, sells Title I Loan participation certificates backed by Title I Loans. Whether the Company sells a loan or a loan participation, the Company typically retains the right to service the loans for a servicing fee. The Company typically sells loans for an amount approximating the then remaining principal balance. The purchasers are entitled to receive interest at yields below the stated interest rates of the loans. In connection with such sales, the Company is typically required to deposit into a reserve account the excess servicing spread received by it, less its servicing fee, up to a specified percentage of the principal balance of the loans, to fund shortfalls in collections that may result from borrower defaults.

     The following table sets forth certain data regarding Title I Loans sold by the Company during the periods indicated:

                                                          YEAR ENDED AUGUST
                                                                 31,             NINE MONTHS
                                                          ------------------        ENDED
                                                          1994(1)     1995       MAY 31, 1996
                                                          ------     -------     ------------
    Principal amount of loans sold to third party
      purchasers........................................  $6,555     $85,363       $ 88,073
    Gain on sales of loans to third party purchasers....     579      12,233         11,621
    Net unrealized gain on mortgage related
      securities........................................      --          --          2,182
    Weighted average stated interest rate on loans sold
      to third party purchasers.........................   14.15%      14.53%         14.26%
    Weighted average pass-through interest rate on loans
      sold to third party purchasers....................    8.53        8.42           7.56
    Weighted average excess spread retained on loans
      sold..............................................    5.62        6.11           6.70

     --------------------

     (1) The Company commenced originating loans in March 1994.

     At August 31, 1995 and May 31, 1996, the Company's balance sheet reflected excess servicing rights of approximately $14.5 million and $12.8 million, respectively. The Company also retains mortgage related securities through securitization transactions. At May 31, 1996, the Company's balance sheet reflected $15.1 million of mortgage related securities. The Company derives a significant portion of its income by realizing gains upon the sale of loans and loan participations due to the excess servicing rights associated with such loans. Excess servicing rights represent the excess of the interest rate payable by a borrower on a loan over the interest rate passed through to the purchaser of an interest in the loan, less the Company's normal servicing fee and other applicable recurring fees. Mortgage related securities consist of certificates representing the excess of the interest rate payable by an obligor on a sold loan over the yield on pass through certificates sold pursuant to a securitization transaction, after payment of servicing and other fees. When loans are sold, the Company recognizes as current revenue the present value of the excess servicing rights expected to be realized over the anticipated average life of the loans sold less future estimated credit losses relating to the loans sold. The capitalized excess servicing rights and valuation of mortgage related securities are computed using prepayment, default and interest rate assumptions that the Company believes are reasonable based on experience with its own portfolio, available market data and ongoing consultation with industry participants. The amount of revenue recognized by the Company upon the sale of loans or loan participations will vary depending on the assumptions utilized. The weighted average discount rate used to determine the present value of the balance of capitalized excess servicing rights reflected on the Company's balance sheet at August 31, 1995 and May 31, 1996 was approximately 12.0%.

     Capitalized excess servicing rights are amortized over the lesser of the estimated or actual remaining life of the underlying loans as an offset against the excess servicing rights component of servicing income actually received in connection with such loans. Although the Company believes that it has made reasonable estimates of the excess servicing rights likely to be realized, the rate of prepayment and the amount of defaults utilized by the Company are estimates and experience may vary from its estimates. The gain recognized by the Company upon the sale of loans will have been overstated if prepayments or defaults are greater than anticipated. Higher levels of future prepayments would result in capitalized excess servicing rights amortization expense exceeding realized excess servicing rights, thereby adversely affecting the Company's servicing income and resulting in a charge to earnings in the period of adjustment. Similarly, if delinquencies or liquidations were to be greater than was initially assumed, capitalized excess servicing rights amortization would occur more quickly than originally anticipated, which would have an adverse effect on servicing income in the period of such adjustment. The Company periodically reviews its prepayment assumptions in relation to current rates of prepayment and, if necessary, reduces the remaining asset to the net present value of the estimated remaining future excess servicing income. Rapid increases in interest rates or competitive pressures may result in a reduction of future excess servicing income, thereby reducing the gains recognized by the Company upon the sale of loans or loan participations in the future.

     At August 31, 1995 and May 31, 1996, the Company's balance sheet reflected mortgage servicing rights of approximately $1.1 million and $2.7 million, respectively. The fair value of capitalized mortgage servicing rights was estimated by taking the present value of expected net cash flows from mortgage servicing using assumptions the Company believes market participants would use in their estimates of future servicing income and expense, including assumptions about prepayment, default and interest rates. Capitalized mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income. The estimate of fair value was based on a range of 100 to 125 basis points per year servicing fee, reduced by estimated costs of servicing, and using a discount rate of 12% in the year ended August 31, 1995 and the nine months ended May 31, 1996. The Company has developed its assumptions based on experience with its own portfolio, available market data and ongoing consultation with industry participants.

     In furtherance of the Company's strategy to sell loans through securitizations, in March 1996 and August 1996, the Company completed its first two securitizations pursuant to which it sold pools of $84.2 million and $48.9 million, respectively, of Title I Loans. The Company previously reacquired at par $77.8 million and $36.2 million of such loans, respectively. Pursuant to these securitizations, pass-through certificates evidencing interests in the pools of loans were sold in a public offering. The Company continues to subservice the sold loans and is entitled to receive from payments in respect of interest on the sold loans a servicing fee equal to 1.25% of the balance of each loan with respect to the March transaction and 1.0% with respect to the August transaction. In addition, with respect to both transactions, the Company received certificates (carried as "Mortgage related securities" on the Company's balance sheet), representing the interest differential, after payment of servicing and other fees, between the interest paid by the obligors of the sold loans and the yield on the sold certificates. The Company may be required to repurchase loans that do not conform to the representations and warranties made by the Company in the securitization agreements.

     The Company typically earns net interest income during the "warehouse" period between the closing or assignment of a loan and its delivery to a purchaser. On loans held for sale, the Company earns interest at long-term rates, financed by lines of credit which bear interest at short-term interest rates. Normally, short-term interest rates are lower than long-term interest rates and the Company earns a positive spread on its loans held for sale. The average warehouse period for a loan ranges from six to 90 days, and the balance of loans in warehouse was approximately $1.5 million and $3.1 million as of August 31, 1995 and May 31, 1996, respectively. The Company's interest income, net of interest expense was $473,000 and $538,000 for the year ended August 31, 1995 and the nine months ended May 31, 1996, respectively.

SEASONALITY

     Home improvement loan volume tracks the seasonality of home improvement contract work. Volume tends to build during the spring and early summer months, particularly with regard to pool installations. A decline is typically experienced in late summer and early fall until temperatures begin to drop. This change in seasons precipitates the need for new siding, window and insulation contracts. Peak volume is experienced in November and early December and declines dramatically from the holiday season through the winter months. Debt consolidation and home equity loan volume are not impacted by seasonal climate changes and, with the exclusion of the holiday season, tend to be stable throughout the year.

COMPETITION

     The consumer finance industry is highly competitive. Competitors in the home improvement and debt consolidation loan business include mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and finance companies. Certain of the Company's competitors are substantially larger and have more capital and other resources than the Company.

     The Company faces substantial competition within both the home improvement and debt consolidation loan industry. The home improvement and debt consolidation loan industry is dominated by widely diversified mortgage banking companies, commercial banks, savings and loan institutions, credit card companies, financial service affiliates of Dealers and unregulated financial service companies, many of which have substantially greater personnel and financial resources than those of the Company. At present, these types of competitors dominate the home improvement and debt consolidation loan industry; however, no one lender or group of lenders dominates the industry. The Company believes that Greentree Financial Corp., The Money Store, First Plus Financial Inc., Associates First Capital Corporation and Empire Funding Corp. are some of the its largest direct competitors. The Company competes principally by providing prompt, professional service to its Correspondents and Dealers and, depending on circumstances, by providing competitive lending rates.

     Competition can take many forms including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, and interest rates. In addition, the current level of gains realized by the Company and its existing competitors on the sale of loans could attract additional competitors into this market with the possible effect of lowering gains on future loan sales owing to increased loan origination competition.

GOVERNMENT REGULATION

     The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), ECOA, the Fair Credit Reporting Act of 1970, as amended, RESPA and Regulation X, the Home Mortgage Disclosure Act, the Federal Debt Collection Practices Act and the Housing Act, as well as other federal and state statutes and regulations affecting the Company's activities. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcements actions.

     The Company presently is subject to the rules and regulations of, and examinations by, HUD, FHA and other federal and state regulatory authorities with respect to originating, underwriting, funding, acquiring, selling and servicing consumer and mortgage loans. In addition, there are other federal and state statutes and regulations affecting such activities. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for loans, prohibit discrimination, provide for inspection and appraisals of properties, require credit reports on prospective borrowers, regulate payment features and, in some cases, fix maximum interest rates, fees and loan amounts. The Company is required to submit annual audited financial statements to various governmental regulatory agencies that require the maintenance of specified net worth levels. The Company's affairs are also subject to examination, at all times, by the Federal Housing Commissioner to assure compliance with FHA regulations, policies and procedures. For more information regarding regulation of the Company under Title I, see "Title I Loan Program."

     The Company is a HUD approved Title I mortgage lender and is subject to the supervision of HUD. The Company is also a FNMA approved seller/servicer and is subject to the supervision of FNMA. In addition, the Company's operations are subject to supervision by state authorities (typically state banking or consumer credit authorities), many of which generally require that the Company be licensed to conduct its business. This normally requires state examinations and reporting requirements on an annual basis.

     The Federal Consumer Credit Protection Act ("FCCPA") requires a written statement showing an annual percentage rate of finance charges and requires that other information be presented to debtors when consumer credit contracts are executed. The Fair Credit Reporting Act requires certain disclosures to applicants concerning information that is used as a basis for denial of credit. ECOA prohibits discrimination against applicants with respect to any aspect of a credit transaction on the basis of sex, marital status, race, color, religion, national origin, age, derivation of income from public assistance program, or the good faith exercise of a right under the FCCPA.

     The interest rates which the Company may charge on its loans are subject to state usury laws, which specify the maximum rate which may be charged to consumers. In addition, both federal and state truth-in-lending regulations require that the Company disclose to its customers prior to execution of the loans, all material terms and conditions of the financing, including the payment schedule and total obligation under the loans. The Company believes that it is in compliance in all material respects with such regulations.

EMPLOYEES

     As of May 31, 1996, the Company had 153 employees, including 7 executive officers, 67 managerial and staff professional personnel, 19 marketing and sales specialists and 60 general administrative and support personnel and loan processors. None of the Company's employees is represented by a collective bargaining unit. The Company believes that its relations with its employees are satisfactory.

PROPERTIES

     In order to accommodate the Company's growth, a lease of new corporate headquarters was executed in April 1996 for 45,950 square feet at 1000 Parkwood Circle, Atlanta, Georgia. This lease is for an initial six year term expiring August 2002 with a conditional option to extend the term to August 2007. After an initial partial rent abatement period of six months, monthly rentals will be $73,711 plus a pro rata share of any operating expense increase. This lease rate will escalate 2% per year throughout the term of the lease. The Company also leases 10,478 square feet of office space at its prior headquarters location in Atlanta, Georgia, at a rental of $13,193 per month, pursuant to a lease that expires in March 1999. The Company intends to sublease this office space for the remaining term of its lease. The Company also leases office space on short-term or month-to-month leases in Kansas City, Missouri, Austin, Texas, Montvale, New Jersey, Oklahoma City, Oklahoma, Seattle, Washington, Waterford, Michigan, Columbus, Ohio, Elmhurst, Illinois, Philadelphia, Pennsylvania, Denver, Colorado and Woodbridge, Virginia.

LEGAL PROCEEDINGS

     In the ordinary course of its business, the Company is, from time to time, named in lawsuits. The Company believes that it has meritorious defenses to these lawsuits and that resolution of these matters will not have a material adverse effect on the business or financial condition of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to the directors and executive officers of the Company.

                   NAME                      AGE                     POSITION
- -------------------------------------------  ---    -------------------------------------------
Jerome J. Cohen............................  68     Chairman of the Board and Chief Executive
                                                      Officer
Jeffrey S. Moore...........................  38     President, Chief Operating Officer and
                                                      Director
James L. Belter............................  49     Executive Vice President and Chief
                                                      Financial Officer
Michael G. Ebinger.........................  40     Vice President, National Marketing
Robert Nederlander.........................  63     Director
Herbert B. Hirsch..........................  60     Director
Don A. Mayerson............................  69     Director

     Jerome J. Cohen has been Chairman of the Board and Chief Executive Officer of the Company since April 1995. Mr. Cohen has been the President and a Director of Mego Financial since January 1988. Since April 1992, Mr. Cohen has been a Director of Atlantic Gulf Communities Inc., formerly known as General Development Corporation, a publicly held company engaged in land development, land sales and utility operations in Florida and Tennessee. Mr. Cohen does not currently serve on a full time basis in his capacities with the Company.

     Jeffrey S. Moore has been the President of the Company since April 1995 and Chief Operating Officer since December 1993. In addition, Mr. Moore has served as a director of the Company since June 1992. Prior to being elected President, Mr. Moore served as an Executive Vice President of the Company from June 1992 to March 1995. Mr. Moore was the founder and from August 1984 until March 1992, served as President, Chief Executive Officer and a director of Empire Funding Corp., a privately-held, nationwide consumer finance company specializing in originating, purchasing, selling and servicing FHA Title I and other home improvement mortgage loans. Mr. Moore serves as a director of the Title One Home Improvement Lenders Association and is a member of its Legislative and Regulatory Affairs Committee.

     James L. Belter has been Executive Vice President of the Company since April 1995 and Chief Financial Officer since September 1996. Prior to joining the Company, from May 1989 to September 1993, Mr. Belter served as the President, Chief Operating Officer and a director of Del-Val Capital Corporation, a commercial finance company. From April 1985 to April 1989, Mr. Belter served as Executive Vice President of Security Capital Credit Corporation, a commercial finance company, where he was responsible for the formation of the company's installment receivable lending division. From November 1976 to April 1985, Mr. Belter served as a corporate Vice President of Barclays Business Credit, Inc. where he managed a unit specializing in financing portfolios of consumer contracts including residential second mortgages, home improvement contracts, timeshare and land sales.

     Michael G. Ebinger has served as Vice President of National Marketing since June 1995. From January 1995 to June 1995, Mr. Ebinger served as Director of National Accounts of the Correspondent Division. From 1989 to 1994, Mr. Ebinger served as Director of National Accounts for the home improvement division of Greentree Financial Corporation, where he developed and managed the national account program which created a network of over 1,000 home improvement contractors. From 1987 to 1989, he served as West Coast Regional Manager for VIPCO, a division of Crane Plastics, a manufacturer of replacement vinyl siding. From 1986 to 1987, he served as National Accounts Manager for Security Pacific Financial Services Corporation in its Manufacturer Funding Division and was responsible for the marketing of its indirect home improvement loan programs to home improvement contractors.

     Robert Nederlander has been a Director of the Company since September 1996. Mr. Nederlander has been the Chairman of the Board and Chief Executive Officer of Mego Financial since January 1988.

Mr. Nederlander is a member of the Company's Audit Committee. Since July 1995, Mr. Nederlander has served on the Board of Directors of Hospitality Franchise Systems, Inc. Mr. Nederlander has been President of Nederlander Organization, Inc., a company principally engaged in the theatrical business, since 1981. Since May 1989, Mr. Nederlander served as the Chairman of the Board and Chief Executive Officer of Allis-Chalmers Corporation, a publicly held company engaged in the machinery, equipment repair and women's shoulder pad business, and since November 1993, Mr. Nederlander has served as Vice Chairman of Allis-Chalmers Corporation. Between August 1990 and December 1991, Mr. Nederlander was the managing general partner of the New York Yankees Baseball Club. Since April 1988, Mr. Nederlander has been the Chairman of the Board of Riddell Sports, Inc., a publicly held company principally engaged in the manufacture of football helmets and other athletic protective equipment and the licensing of trademarks.

     Herbert B. Hirsch has been a Director of the Company since the Company's formation in June 1992. Mr. Hirsch has been the Senior Vice President, Chief Financial Officer, Treasurer and a Director of Mego Financial since January 1988. Mr. Hirsch served as Vice President and Treasurer of the Company from June 1992 to September 1996.

     Don A. Mayerson has been a Director of the Company since the Company's formation in June 1992. Mr. Mayerson has been the Secretary of Mego Financial since January 1988 and the Executive Vice President and General Counsel of Mego Financial since April 1988. Mr. Mayerson served as Vice President, General Counsel and Secretary of the Company from June 1992 to September 1996.

     The Company's officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors. The Company's directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. The Company reimburses all directors for their expenses in connection with their activities as directors of the Company. Directors of the Company who are also employees of the Company do not receive additional compensation for their services as directors. Members of the Board of Directors of the Company who are not employees of the Company receive an annual fee of $20,000 for four Board meetings per year plus $2,500 for each additional meeting attended in person and $1,000 for each additional telephonic meeting attended. Directors are also reimbursed for their expenses incurred in attending meetings of the Board of Directors and its committees.

KEY EMPLOYEES

     Robert Bellacosa -- Mr. Bellacosa, age 54, has served as Vice President of Financial Management since October 1993 and Secretary since September 1996. From May 1989 to October 1993, Mr. Bellacosa served as Senior Vice President of Accounting for Del-Val Capital Corp. From May 1985 to May 1989, he served as Vice President of Security Capital Credit Corp. where he was responsible for loan administration of commercial real estate and term receivable lending functions. From 1974 to 1985, he served as Vice President for Aetna Business Credit, Inc. which was purchased by Barclays American Business Credit, Inc. and was responsible for the management of loan administration for special term receivables.

     Jack Elrod -- Mr. Elrod, age 40, has served as Vice President of Loan Administration since May 1995. From March 1994 to May 1995, Mr. Elrod served as a Senior Underwriter for ITT Financial Corporation. From March 1993 to March 1994, he served as Branch Manager for Commercial Credit Corporation and from January 1977 to February 1993, he served as Assistant Vice President and District Manager of Household Finance Corporation.

     Samuel Schultz -- Mr. Schultz, age 47, has served as Vice President of Credit Quality since June 1996 and as Vice President of the Company's Dealer Division Operations from December 1993 until June 1996. Mr. Schultz was a consultant to the Company from June 1993 until December 1993. From September 1990 to June 1993, he served as Vice President of Underwriting for Empire Funding Corp., a nationwide consumer finance company specializing in the purchase of FHA Title I and other home improvement mortgage loans. From February 1988 to September 1990, he served as a Senior Manager for Avco Financial Services. From October 1985 to February 1988, he served as a Department Manager for Associates Financial Services Inc. Prior to 1985, and since 1971, Mr. Schultz's experience includes collections and originations of consumer finance loans for Postal Finance, Turner Mortgage and other consumer finance companies.

     Jeffrey Rast -- Mr. Rast, age 46, has served as Vice President of Correspondent Division Operations since July 1994. From March 1989 to December 1993, Mr. Rast served as Senior Vice President and Regional Manager for Barclays American Financial Corp. From December 1987 to March 1989, he served as President and Chief Operating Officer of Bankwest Industrial Bank. From January 1981 to December 1987, he served as Vice President and Regional Manager of Manufacturers Hanover Financial Services. From January 1974 to December 1982, he served in various positions including District and Branch Manager for ITT Financial Services.

     Yancy Lockie -- Mr. Lockie, age 33, has served as Vice President of Dealer Division Operations since July 1996. From September 1993 to June 1996, Mr. Lockie served as Manager of Real Estate Underwriting for NationsCredit Financial Services and was responsible for underwriting of real estate and indirect home improvement loans for 245 branches and from December 1990 to August 1993, he served as Branch Manager for NationsCredit Financial Services. From 1987 to November 1990, he served as a Senior Assistant Manager and Senior Underwriter for Household Finance Corporation.

     John Kostelich -- Mr. Kostelich, age 33, has served as Vice President of Project Management since June 1996 and is responsible for developing and implementing the Company's policies and procedures for new and diversified loan products. From June 1995 to June 1996, Mr. Kostelich served as Director of Compliance for the Company. From 1985 to 1995, he served in various positions for ITT Consumer Financial Corporation, including Director of Quality Control and Correspondent Support Operations, Senior Compliance Officer, in which he managed special projects for the Chairman of the company, Regional Manager and Branch Manager.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the annual and long-term compensation earned by the Company's chief executive officer and each of the three other executive officers whose annual salary and bonus during the fiscal years presented exceeded $100,000 (the "Named Executive Officers"). The Company did not grant any stock options to the Named Executive Officers during the fiscal year ended August 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                              ANNUAL COMPENSATION                          AWARDS
                                -----------------------------------------------   ------------------------
                                                                     OTHER        NUMBER OF
                                FISCAL                              ANNUAL         OPTIONS     ALL OTHER
 NAME AND PRINCIPAL POSITION     YEAR     SALARY       BONUS    COMPENSATION(1)   GRANTED(2)  COMPENSATION
- ------------------------------  ------   --------     -------   ---------------   ---------   ------------
Jerome J. Cohen(3)............   1994    $ 75,000     $    --      $      --            --      $     --
  Chairman of the Board and      1995      64,388          --             --            --            --
  Chief Executive Officer        1996      65,748          --             --            --            --
Jeffrey S. Moore..............   1994    $126,771     $    --      $   5,140        25,000      $     --
  President and Chief            1995     200,003          --         13,963            --            --
  Operating Officer              1996     286,087      86,385         13,625            --            --
James L. Belter...............   1994    $ 98,079     $    --      $      --        15,000      $     --
  Executive Vice President and   1995     150,003      50,000          1,510            --            --
  Chief Financial Officer        1996     159,080      50,000          4,330            --            --
Michael G. Ebinger............   1994    $     --     $    --      $      --            --      $     --
  Vice President                 1995      55,320          --          5,609        15,000            --
                                 1996     110,011      11,500             --            --            --

- ---------------

(1) Other annual compensation consists of car allowances, contributions to 401(k) plans and moving expenses.
(2) Represents options to purchase shares of Mego Financial's common stock paid as compensation for services rendered to the Company.
(3) Mr. Cohen's compensation is included in the management fees paid to PEC. See "Certain Transactions."

EMPLOYMENT AGREEMENT

     The Company has entered into an employment agreement with Jeffrey S. Moore which expires on December 31, 1998 and which provides for an annual base salary of $200,000. In addition, Mr. Moore is to receive an incentive bonus each calendar year equal to 1.5% of the Company's after tax income, provided that certain scheduled sales goals are met, as well as deferred compensation of 1% of the gain on sale from sales of loans during such year, payable in 48 equal installments. In the event payments of the incentive bonus and deferred compensation due in any year exceed $500,000, then the excess over $500,000 is only payable with the approval of the Company's Board of Directors.

COMPANY STOCK OPTION PLAN

     Under the Company's Stock Option Plan (the "Plan"), which will be effective upon the consummation of the Offering, 900,000 shares of Common Stock will be reserved for issuance upon exercise of stock options. The options, even if vested, may not be exercised without the written approval of Mego Financial during the Eighty Percent Period. Such shares will be accompanied by stock appreciation rights which will become exercisable as determined by the Board, or a Committee thereof, only if Mego Financial does not give approval to the exercise of the option. The Plan is designed as a means to retain and motivate key employees and directors. The Company's Board of Directors, or a committee thereof, administers and interprets the Plan and is authorized to grant options thereunder to all eligible employees and directors of the Company, except that no incentive stock options (as defined in Section 422 of the Internal Revenue
Code) may be granted to a director who is not also an employee of the Company or a subsidiary.

     The Plan will provide for the granting of both incentive stock options and nonqualified stock options. Options will be granted under the Plan on such terms and at such prices as determined by the Company's Board of Directors, or a committee thereof, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the related option agreement, but no option may be exercisable after the expiration of ten years from the date of grant. Options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company must have an exercise price of at least 110% of the fair market value of the Common Stock on the date of grant and a term of no more than five years. The Plan also authorizes the Company to make or guarantee loans to optionees to enable them to exercise their options. Such loans must (i) provide for recourse to the optionee, (ii) bear interest at a rate no less than the prime rate of interest, and (iii) be secured by the shares of Common Stock purchased. The Board of Directors has the authority to amend or terminate the Plan, provided that no such action may impair the rights of the holder of any outstanding option without the written consent of such holder, and provided further that certain amendments of the Plan are subject to stockholder approval. Unless terminated sooner, the Plan will continue in effect until all options granted thereunder have expired or been exercised, provided that no options may be granted ten years after commencement of the Plan.

     The following table sets forth information with respect to options to be granted under the Plan upon consummation of the Offering to (i) each Named Officer and (ii) each director and nominee for director. All of the options are nonstatutory, are being granted with an exercise price equal to the offering price, are subject to the consummation of the Offering and are being granted in 1996.

                               NAME OF GRANTEE                                 NUMBER OF SHARES
- -----------------------------------------------------------------------------  ----------------
Robert Nederlander...........................................................
Jerome J. Cohen..............................................................
Jeffrey S. Moore.............................................................
James L. Belter..............................................................
Herbert B. Hirsch............................................................
Don A. Mayerson..............................................................

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Company does not currently have a Compensation Committee. Mr. Cohen participated in deliberations concerning compensation of executive officers during fiscal 1996. Mr. Cohen's compensation was determined by the Board of Directors of Mego Financial.

BONUS PLAN

     The Company does not currently have a bonus plan but anticipates it may adopt a bonus plan pursuant to which an aggregate of not in excess of 2 1/2% of pretax income will be distributed to officers and key employees.

                             PRINCIPAL STOCKHOLDERS

     Mego Financial currently owns 10,000,000 shares of Common Stock (after giving effect to the 1,600-for-one stock split), representing 100% of all the issued and outstanding Common Stock of the Company. After giving effect to the issuance of the Common Stock pursuant to the Offering, Mego Financial will own approximately 83.3% of the issued and outstanding Common Stock of the Company (approximately 81.3% if the Underwriters' over-allotment option is exercised in full).

     The following table sets forth, as of the date of this Prospectus, information with respect to the beneficial ownership of the common stock of Mego Financial by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of common stock of Mego Financial, (ii) each director of the Company, (iii) each of the Named Executive Officers and
(iv) all directors and executive officers of the Company as a group. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock of Mego Financial beneficially owned by them.

                                                                                        PERCENTAGE
                                                                                         OWNERSHIP
                                                                                      ATTRIBUTABLE TO
                                                                                        THE COMPANY
                                                                                    -------------------
                                                             AMOUNT AND NATURE OF    BEFORE     AFTER
          NAME AND ADDRESS OF BENEFICIAL OWNER(1)            BENEFICIAL OWNERSHIP   OFFERING   OFFERING
- -----------------------------------------------------------  --------------------   --------   --------
Robert Nederlander(2)......................................        2,126,697          11.6%       9.7%
Eugene I. Schuster and Growth Realty Inc. ("GRI")(3).......        1,933,634          10.5        8.7
Jerome J. Cohen(4).........................................        1,120,823           6.1        5.1
Jeffrey S. Moore(5)........................................            5,000             *          *
James L. Belter(6).........................................            3,000             *          *
Michael G. Ebinger(7)......................................            3,000             *          *
Herbert B. Hirsch(8).......................................        1,692,623           9.2        7.7
Don A. Mayerson(9).........................................          817,414           4.5        3.7
All executive officers and directors of the Company as a
  group
  (7 persons)(10)..........................................        5,768,557          30.1       25.1

- ---------------

   * Less than 1%.
 (1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon the exercise of options and warrants. Each beneficial owner's percentage ownership is determined by assuming that options and warrants that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date of this Prospectus have been exercised.
 (2) 810 Seventh Avenue, 21st Floor, New York, New York 10019. Includes 14,000 shares issuable under an option granted pursuant to the Mego Financial Stock Option Plan, to the extent exercisable within the next 60 days, and 250,000 shares issuable upon the exercise of warrants held by an affiliate of Mr. Nederlander which are presently exercisable.
 (3) 321 Fisher Building, Detroit, Michigan 48202. Consists of 1,683,634 shares held of record by GRI, a wholly-owned subsidiary of Venture Funding, Ltd. of which Mr. Schuster is a principal shareholder,

     Director and Chief Executive Officer, and 250,000 shares issuable upon the exercise of warrants held by an affiliate of Mr. Schuster which are presently exercisable.
 (4) 1125 N.E. 125th Street, Suite 206, North Miami, Florida 33161. Includes 14,000 shares issuable under an option granted pursuant to the Mego Financial Stock Option Plan, to the extent exercisable within the next 60 days, and 200,000 shares issuable upon the exercise of warrants held by Mr. Cohen which are presently exercisable. Excludes 103,503 shares owned by Mr. Cohen's spouse and 500,000 shares owned by a trust for the benefit of his children over which Mr. Cohen does not have any investment or voting power, as to which he disclaims beneficial ownership.
 (5) 1000 Parkwood Circle, Suite 500, Atlanta, Georgia 30339. Includes 5,000 shares issuable under an option granted pursuant to the Mego Financial Stock Option Plan, to the extent exercisable within the next 60 days.
 (6) 1000 Parkwood Circle, Suite 500, Atlanta, Georgia 30339. Includes 3,000 shares issuable under an option granted pursuant to the Mego Financial Stock Option Plan, to the extent exercisable within the next 60 days.
 (7) 1000 Parkwood Circle, Suite 500, Atlanta, Georgia 30339. Includes 3,000 shares issuable under an option granted pursuant to the Mego Financial Stock Option Plan, to the extent exercisable within the next 60 days.
 (8) 230 East Flamingo Road, Las Vegas, Nevada 89109. Includes 14,000 shares issuable under an option granted pursuant to the Mego Financial Stock Option Plan, to the extent exercisable within the next 60 days, and 200,000 shares issuable upon the exercise of warrants held by Mr. Hirsch which are presently exercisable. Excludes 10,000 shares held by the daughter of Mr. Hirsch as custodian for a minor child as to which he disclaims beneficial ownership, and 21,666 shares held by a family trust, as to which he disclaims beneficial ownership.
 (9) 1125 N.E. 125th Street, Suite 206, North Miami, Florida 33161. Includes 14,000 shares issuable under an option granted pursuant to the Mego Financial Stock Option Plan, to the extent exercisable within the next 60 days, and 100,000 shares issuable upon the exercise of warrants held by Mr. Mayerson which are presently exercisable. Excludes 56,667 shares owned by Mr. Mayerson's spouse, as to which he disclaims beneficial ownership.
(10) See Notes (2)-(9).

                              CERTAIN TRANSACTIONS

TAX SHARING AND INDEMNITY AGREEMENT

     After the Offering, the results of operations of the Company will continue to be included in the tax returns filed by Mego Financial's affiliated or combined group for federal income tax purposes. The members of the group, including the Company, currently are parties to a tax allocation arrangement that allocates the liability for those taxes among them. Effective on consummation of the Offering, the Company, Mego Financial and the other members of the tax reporting group will enter into a tax allocation and indemnity agreement. Under that agreement, for periods ending after the Offering, the tax liabilities of each entity in the group will be allocated pursuant to a method that would impose on the Company liability for an amount that corresponds (with various modifications) to the liability that the Company would incur if it filed a separate tax return. In addition, the agreement provides that the Company and the other members of the group each will indemnify the other under certain circumstances.

MANAGEMENT AGREEMENT WITH PEC

     The Company and PEC are parties to a management services agreement (the "Management Agreement") pursuant to which certain employees of PEC provide services to the Company on an as needed basis. The Management Agreement provides for the payment by the Company of a management fee to PEC in an amount equal to the direct and indirect expenses of PEC related to the services rendered by its employees to the Company, including an allocable portion of the salaries and expenses of such employees based upon the percentage of time such employees spend performing services for the Company. For the years ended

August 31, 1994, 1995 and 1996, $442,000, $690,000 and $671,000, respectively, of the salaries and expenses of certain employees of PEC were attributable to and paid by the Company in connection with services rendered by such employees to the Company.

SERVICING AGREEMENT WITH PEC

     The Company has an arrangement with PEC pursuant to which it pays servicing fees of 50 basis points of the principal balance of loans serviced per year. For the years ended August 31, 1994, 1995 and 1996, the Company paid servicing fees to PEC of $11,000, $174,000 and $709,000, respectively. The Company anticipates that prior to consummation of the Offering it will enter into a servicing agreement with PEC providing for the payment of servicing fees of 50 basis points of the principal balance of loans serviced per year.

GUARANTEES BY MEGO FINANCIAL

     Mego Financial has guaranteed the Company's obligations under the Warehouse Line, the Revolving Loan and the Company's new office lease.

                          DESCRIPTION OF NOTE OFFERING

     Concurrently with the Offering, the Company is offering the Notes by a separate prospectus pursuant to the Note Offering. The following summary of the principal terms of the Notes does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Indenture governing the Notes and the Notes, copies of which will be filed as exhibits to the Registration Statement governing the Notes. Capitalized terms not otherwise defined herein have the meanings specified in the Indenture.

     The Notes will be limited in aggregate principal amount to $40.0 million
and will mature on        , 2001. The Notes will be general unsecured
obligations of the Company, subordinated in right of payment to all Senior Indebtedness of the Company. Interest on the Notes will accrue at a rate of
     % per year and will be payable in cash semi-annually on               and
              of each year, commencing             , 1997.

     Upon the occurrence of a Change of Control (as defined in the Indenture), each holder of Notes will have the right to require that the Company repurchase
all or a portion of such holder's Notes at a purchase price in cash equal to   %
of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

     The Indenture governing the Notes will contain certain covenants, including limitations on the incurrence of indebtedness, the incurrence of indebtedness and issuance of preferred stock by subsidiaries, the making of restricted payments (including restrictions on the payment of dividends on the Common Stock), the imposition of certain distribution restrictions on subsidiaries, transactions with affiliates, the existence of liens, the making of guarantees by subsidiaries, mergers and sales of assets.

     The Offering is conditioned upon the consummation of the Note Offering.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $.01 par value, and 5,000,000 shares of Preferred Stock, par value $.01 per share. No shares of Preferred Stock have been issued to date. The following brief description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable law and the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock.

     Upon completion of the Offering, the Company's existing sole stockholder will beneficially own approximately 83.3% of the outstanding shares of Common Stock (approximately 81.3% if the Underwriters' over-allotment option is exercised in full) and will therefore be able to elect the entire Board of Directors and control all matters submitted to stockholders for a vote.

     During the Eighty Percent Period, no additional shares of Common Stock may be issued that would reduce Mego Financial's ownership interest in the Common Stock below 80% of the issued and outstanding shares of Common Stock without Mego Financial's written approval, and no shares of any other class of capital stock may be issued without Mego Financial's written approval. The shares of Common Stock offered hereby will be, when issued and paid for, fully paid and non-assessable.

PREFERRED STOCK

     Although the Company has no present plans to issue shares of Preferred Stock, Preferred Stock may be issued from time to time in one or more classes or series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Company's Board of Directors. The Board of Directors, without obtaining stockholder approval other than written approval from Mego Financial during the Eighty Percent Period, could issue the Preferred Stock with voting and/or conversion rights and thereby dilute the voting power and equity of the holders of Common Stock and adversely effect the market price of such stock. The issuance of Preferred Stock could also be used as an antitakeover measure by the Company without any further action by the stockholders.

PAYMENT OF DIVIDENDS

     The Company has never paid any cash dividends on its capital stock. The Company intends to retain all of its future earnings to finance its operations and does not anticipate paying cash dividends in the foreseeable future. In addition, certain agreements to which the Company is a party, including the Indenture, restrict the Company's ability to pay dividends on the Common Stock.

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination"

(as defined in Section 203) with the Company for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the Board approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the interested stockholders becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by the Company's Board and authorized at a meeting of stockholders by the affirmative vote of the holders of at least
66 2/3% of the outstanding voting stock of the Company not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors (but not less than one) who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

     Pursuant to Section 162 of the Delaware General Corporation Law, the Board of Directors of the Company can, without stockholder approval, issue shares of capital stock, which may have the effect of delaying, deferring or preventing a change of control of the Company. Other than pursuant to the Offering, the Company has no plan or arrangement for the issuance of any shares of capital stock other than in the ordinary course pursuant to the Stock Option Plan.

CERTAIN CHARTER AND BYLAW PROVISIONS

     The Company's Certificate of Incorporation contains certain provisions that could discourage potential takeover attempts and make more difficult attempts by stockholders to change management. The Company's Certificate of Incorporation provides that no additional shares of Common Stock may be issued that would reduce Mego Financial's interest below 80% without its written approval during the Eighty Percent Period. In addition, although the Certificate of Incorporation provides for the issuance of one or more series of preferred stock from time to time, during the Eighty Percent Period no shares of any other class of capital stock may be issued without Mego Financial's written approval. Even in the event that at some later date Mego Financial's percentage ownership in the Company is significantly reduced, certain provisions of the Company's Certificate of Incorporation and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. The Certificate of Incorporation and Bylaws provide (i) that special meetings of stockholders may be called only by the Board of Directors or upon the written demand of the holders of not less than 30% of the votes entitled to be cast at a special meeting and (ii) establish certain advance notice procedures for nomination of candidates for election as directors by stockholders and for stockholder proposals to be considered at annual stockholders' meetings.

     The Certificate of Incorporation permits the Board of Directors to create new directorships and the Company's Bylaws permit the Board of Directors to elect new directors to serve the full term of the class of directors in which the new directorship was created. The Bylaws also provide that the Board of Directors (or its remaining members, even though less than a quorum) is empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the terms of the class of directors in which the vacancy occurred.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock will be American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have 12,000,000 shares of Common Stock outstanding (12,300,000 shares if the Underwriters' over-allotment option is exercised in full). Of those shares, the 2,000,000 shares sold in the Offering (2,300,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely transferable without restriction or registration under the Act, unless purchased by persons deemed to be "affiliates" of the Company (as that term is defined under the Act). The remaining 10,000,000 shares of Common Stock to be outstanding immediately following the Offering ("restricted shares") may only be sold in the public market if such shares are registered under the Act or sold in accordance with Rule 144 promulgated under the Act.

     In general, under Rule 144 a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned his shares for two years, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 120,000 shares immediately after the Offering, 123,000 shares if the over-allotment option is exercised in full) or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person and who has beneficially owned his shares for at least three years, may sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Act, unless thereafter held by an "affiliate" of the Company.

     The Company has reserved an aggregate of 900,000 shares of Common Stock for issuance pursuant to the Stock Option Plan and the Company intends to register such shares on Form S-8 following the Offering. Subject to restrictions imposed pursuant to the Stock Option Plan, shares of Common Stock issued pursuant to the Stock Option Plan after the effective date of any Registration Statement on Form S-8 will be available for sale in the public market without restriction to the extent they are held by persons who are not affiliates of the Company, and by affiliates pursuant to Rule 144. See "Management -- Stock Option Plan."

     Prior to the Offering, there has been no trading market for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares pursuant to Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market following the Offering could adversely affect the then prevailing market price. All of the 10,000,000 shares of Common Stock held by Mego Financial will be eligible for sale under Rule 144 commencing 90 days after consummation of the Offering. Mego Financial has agreed that it will not sell or otherwise transfer any shares of Common Stock to the public for 180 days after the Offering without the prior written consent of Oppenheimer & Co., Inc. and Friedman, Billings, Ramsey & Co., Inc., on behalf of the Underwriters. See "Underwriting."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company and the underwriters named below (the "Underwriters"), for whom Oppenheimer & Co., Inc. ("Oppenheimer") and Friedman, Billings, Ramsey & Co., Inc. are acting as representatives (the "Representatives"), each of the Underwriters has severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective numbers of shares of Common Stock set forth opposite their names below:

                                                                                NUMBER OF
                                       NAME                                      SHARES
    --------------------------------------------------------------------------  ---------
    Oppenheimer & Co., Inc. ..................................................
    Friedman, Billings, Ramsey & Co., Inc. ...................................

                                                                                ---------
              Total...........................................................  2,000,000
                                                                                =========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The Underwriters are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

     The Underwriters have advised the Company that the Underwriters propose initially to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of
$          per share of Common Stock. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share of
Common Stock on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters.

     Prior to the Offering, there has been no public trading market for the Common Stock. Although the Company has applied for quotation of the Common Stock on Nasdaq, there can be no assurance that any active trading market will develop for the Common Stock or, if developed, will be maintained. The initial public offering price will be determined through negotiations among the Company and the Representatives. The factors to be considered in determining the initial public offering price will include the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offering and the recent market prices of securities of generally comparable companies.

     The Company has granted the Underwriters a 30-day over-allotment option to purchase up to an aggregate of 300,000 additional shares of Common Stock at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

     The Company and Mego Financial have agreed that they will not, without the prior written consent of the Representatives, directly or indirectly, offer, sell, grant any option to purchase or otherwise dispose (or announce the offer, sale, grant of any option to purchase or other disposition) of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock for a period of 180 days after the date of this Prospectus.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they have discretionary authority.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Underwriters may be required to make in respect thereof.

     Oppenheimer has provided from time to time, and expects to provide in the future, investment banking and financial services to the Company and its affiliates, for which Oppenheimer has received and will receive customary fees and commissions.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida. Gibson, Dunn & Crutcher LLP, New York, New York has acted as counsel for the Underwriters in connection with the Offering.

                                    EXPERTS

     The financial statements included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are so included in reliance upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as the Commission's regional offices at Seven World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. In addition, copies of the Registration Statement and related documents may be obtained from the Commission's web site at http://www.sec.gov.

     Upon completion of the Offering, the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected, and copies of such material may be obtained upon payment of prescribed fees, at the Commission's Public Reference Section at the addresses set forth above.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements of the Company which have been certified by its independent public accountants.

                           MEGO MORTGAGE CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................  F-2
Financial Statements:
  Balance Sheets -- August 31, 1994 and 1995 and May 31, 1996 (unaudited).............  F-3
  Statements of Operations -- Years Ended August 31, 1994 and 1995 and Nine Months
     Ended May 31, 1995 and 1996 (unaudited)..........................................  F-4
  Statements of Cash Flows -- Years Ended August 31, 1994 and 1995 and Nine Months
     Ended May 31, 1995 and 1996 (unaudited)..........................................  F-5
  Statements of Stockholder's Equity -- Years Ended August 31, 1994 and 1995 and Nine
     Months Ended May 31, 1995 and 1996 (unaudited)...................................  F-6
Notes to Financial Statements.........................................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Mego Mortgage Corporation
Las Vegas, Nevada

     We have audited the accompanying balance sheets of Mego Mortgage Corporation (a wholly owned subsidiary of Mego Financial Corp.) (the "Company") as of August 31, 1994 and 1995, and the related statements of operations, stockholder's equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 1994 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed in Note 13 to the financial statements, the accompanying 1994 financial statements have been restated.

     As discussed in Note 2 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights.

Las Vegas, Nevada
February 29, 1996
(September   , 1996 as to the last paragraph of Note 2)

     The accompanying financial statements retroactively reflect the effect of a sixteen-hundred-for-one stock split of the common stock which is to be effected before the effective date of this Registration Statement. The above opinion is in the form which will be signed by Deloitte & Touche LLP upon consummation of such stock split, which is described in Note 2 of Notes to Financial Statements, and assuming that, from February 29, 1996 to the date of such stock split, no other events shall have occurred that would affect the accompanying financial statements and notes thereto.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
September 20, 1996

                           MEGO MORTGAGE CORPORATION

                                 BALANCE SHEETS
                           (IN THOUSANDS OF DOLLARS)


                                                                    AUGUST 31,
                                                            --------------------------     MAY 31,
                                                                 1994           1995        1996
                                                            --------------     -------   -----------
                                                            (AS RESTATED--               (UNAUDITED)
                                                               NOTE 15)
                                               ASSETS
Cash......................................................     $    824        $   752     $   841
Cash deposits, restricted.................................           --          2,532       2,399
Loans held for sale, net..................................        1,463          3,676       4,671
Mortgage related securities, at fair value................           --             --      15,144
Excess servicing rights...................................          904         14,483      12,796
Mortgage servicing rights.................................           --          1,076       2,738
Other receivables.........................................          313            142          15
Due from affiliate........................................          276             --          --
Property and equipment, at cost, net......................          237            429         800
Organizational costs, net.................................          867            675         530
Other assets..............................................          238            316         565
                                                                -------        -------     -------
          TOTAL ASSETS....................................     $  5,122        $24,081     $40,499
                                                                =======        =======     =======
                                LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Notes and contracts payable.............................     $    637        $ 1,458     $ 8,872
  Accounts payable and accrued liabilities................          280          2,239       2,678
  Allowance for losses on loans sold with recourse........           66            886         838
  State income taxes payable..............................           --            264         687
  Due to affiliated company...............................           --             --          50
  Due to parent company...................................           --          8,453      11,963
                                                                -------        -------     -------
          Total liabilities...............................          983         13,300      25,088
                                                                -------        -------     -------
Commitments (Note 12)
Stockholder's equity (Note 2):
  Common Stock -- $.01 par value per share
     Authorized -- 50,000,000 shares
     Issued and outstanding -- 10,000,000 shares..........        5,000          5,000       5,000
  Additional paid in capital..............................          650          3,650       3,650
  Retained earnings (accumulated deficit).................       (1,511)         2,131       6,761
                                                                -------        -------     -------
          Total stockholder's equity......................        4,139         10,781      15,411
                                                                -------        -------     -------
          TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY......     $  5,122        $24,081     $40,499
                                                                =======        =======     =======

                       See notes to financial statements.

                           MEGO MORTGAGE CORPORATION

                            STATEMENTS OF OPERATIONS
               (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

                                                                               FOR THE NINE
                                             FOR THE YEARS ENDED               MONTHS ENDED
                                                  AUGUST 31,                      MAY 31,
                                          --------------------------     -------------------------
                                             1994            1995           1995           1996
                                          -----------     ----------     ----------     ----------
                                              (AS
                                          RESTATED --
                                           NOTE 15)                             (UNAUDITED)
REVENUES
  Gain on sale of loans.................  $      579      $   12,233     $    6,098     $   11,621
  Net unrealized gain on mortgage
     related securities.................          --              --             --          2,182
  Net loan servicing income.............          --             873            418          3,049
  Interest income, net..................         172             473            313            538
                                            --------         -------        -------        -------
          Total revenues................         751          13,579          6,829         17,390
                                            --------         -------        -------        -------
COSTS AND EXPENSES
  Provision for credit losses...........          96             864            558            815
  Depreciation and amortization.........         136             403            260            641
  Commissions and selling...............          13             552            339          1,560
  Other interest........................          22             187             58            120
  General and administrative
     Payroll and benefits...............         975           3,611          2,442          3,550
     Professional services..............          --             409            244            716
     Services by affiliate..............         442             690            503            503
     FHA insurance......................          11             231            110            390
     Other..............................         567             713            461          1,632
                                            --------         -------        -------        -------
          Total costs and expenses......       2,262           7,660          4,975          9,927
                                            --------         -------        -------        -------
INCOME BEFORE INCOME TAXES..............      (1,511)          5,919          1,854          7,463
INCOME TAXES............................          --           2,277            651          2,833
                                            --------         -------        -------        -------
NET INCOME (LOSS).......................  $   (1,511)     $    3,642     $    1,203     $    4,630
                                            ========         =======        =======        =======
NET INCOME (LOSS) PER SHARE (Note 2)....  $    (0.15)     $     0.36     $     0.12     $     0.46
                                            ========         =======        =======        =======
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (Note 2)..................  10,000,000      10,000,000     10,000,000     10,000,000
                                            ========         =======        =======        =======

                       See notes to financial statements.

                           MEGO MORTGAGE CORPORATION

                            STATEMENTS OF CASH FLOW
                           (IN THOUSANDS OF DOLLARS)

                                                                                                       FOR THE NINE
                                                                           FOR THE YEARS ENDED         MONTHS ENDED
                                                                                AUGUST 31,                MAY 31,
                                                                         ------------------------   -------------------
                                                                             1994          1995       1995       1996
                                                                         -------------   --------   --------   --------
                                                                              (AS
                                                                          RESTATED--
                                                                           NOTE 15)                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).....................................................    $(1,511)     $  3,642   $  1,203   $  4,630
                                                                            -------      --------   --------   --------
  Adjustments to reconcile net income (loss) to net cash used in operating activities:
    Gain on sale of loans...............................................       (579)      (12,233)    (6,098)   (11,621)
    Net unrealized gain on mortgage related securities..................         --            --         --     (2,182)
    Provision for credit losses.........................................         96           864        558        815
    Income tax..........................................................         --         2,277        651      2,833
    Depreciation and amortization.......................................        136           403        260        641
    Amortization of excess servicing rights.............................         --           519        241      1,730
    Amortization of other assets........................................         50            50         50         75
    Increase in loans originated, net...................................     (8,019)      (87,556)   (52,438)   (89,391)
    Proceeds from sale of loans.........................................      6,555        85,297     47,448     88,073
    Changes in operating assets and liabilities:
      Increase (decrease) in cash deposits, restricted..................         --        (2,532)    (1,438)       133
      Increase (decrease) in excess servicing rights....................       (355)       (1,865)      (986)    (1,257)
      Increase in mortgage servicing rights.............................         --        (1,176)      (697)    (2,022)
      (Increase) decrease in other assets...............................       (549)           16         98       (343)
      Increase in accounts payable and accrued liabilities..............        279         1,959      1,125        414
                                                                            -------      --------   --------   --------
         Total adjustments..............................................     (2,386)      (13,977)   (11,226)   (12,642)
                                                                            -------      --------   --------   --------
         Net cash used in operating activities..........................     (3,897)      (10,335)   (10,023)    (8,012)
                                                                            -------      --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from borrowings on notes and contracts payable...............      6,275        77,178     47,860     92,202
  Payments on notes and contracts payable...............................     (5,638)      (76,357)   (43,705)   (84,788)
  Increase in due (from) to affiliate...................................       (505)          276      1,901         50
  Increase in due to parent.............................................         --         6,440      1,200      1,125
  Receipt of common stock subscription..................................      4,500            --      3,000         --
  Increase in paid in capital...........................................         --         3,000         --         --
                                                                            -------      --------   --------   --------
         Net cash provided by financing activities......................      4,632        10,537     10,256      8,589
                                                                            -------      --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment....................................       (263)         (274)      (168)      (488)
                                                                            -------      --------   --------   --------
         Net cash used in investing activities..........................       (263)         (274)      (168)      (488)
                                                                            -------      --------   --------   --------
NET INCREASE (DECREASE) IN CASH.........................................        472           (72)        65         89
CASH -- BEGINNING OF PERIOD.............................................        352           824        824        752
                                                                            -------      --------   --------   --------
CASH -- END OF PERIOD...................................................    $   824      $    752   $    889   $    841
                                                                            =======      ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest............................................................    $    38      $    618   $    254   $    560
                                                                            =======      ========   ========   ========
    Income taxes........................................................    $    --      $      3   $     --   $     --
                                                                            =======      ========   ========   ========
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
  In connection with the organization of the Company, the Company's parent contributed $650,000 to the Company as additional paid-in capital by the issuance of 475,000 shares of its Common Stock to an
    unrelated entity for services rendered..............................    $   650      $     --   $     --   $     --
                                                                            =======      ========   ========   ========
  In connection with the transfer of mortgage backed securities, the
    Company retained an interest only security and a residual interest
    security............................................................    $    --      $     --   $     --   $ 15,144
                                                                            =======      ========   ========   ========

                       See notes to financial statements.

                           MEGO MORTGAGE CORPORATION

                       STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED AUGUST 31, 1994 AND 1995 AND THE
                   NINE MONTHS ENDED MAY 31, 1996 (UNAUDITED)
                           (IN THOUSANDS OF DOLLARS)

                                                                                  RETAINED
                                                COMMON STOCK       ADDITIONAL     EARNINGS
                                             -------------------    PAID IN     (ACCUMULATED)
                                               SHARES     AMOUNT    CAPITAL        DEFICIT       TOTAL
                                             ----------   ------   ----------   -------------   -------
                                              (NOTE 2)
BALANCE AT AUGUST 31, 1993.................  10,000,000   $5,000     $   --        $    --      $ 5,000
  Additional paid in capital...............          --       --        650             --          650
Net loss for the year ended August 31, 1994
  (as restated -- Note 15).................          --       --         --         (1,511)      (1,511)
                                                  -----   ------     ------        -------      --------
BALANCE AT AUGUST 31, 1994 (AS RESTATED --
  NOTE 15).................................  10,000,000    5,000        650         (1,511)       4,139
  Additional paid in capital...............          --       --      3,000             --        3,000
Net income for the year ended August 31,
  1995.....................................          --       --         --          3,642        3,642
                                                  -----   ------     ------        -------      --------
BALANCE AT AUGUST 31, 1995.................  10,000,000    5,000      3,650          2,131       10,781
Net income for the nine months ended
  May 31, 1996.............................          --       --         --          4,630        4,630
                                                  -----   ------     ------        -------      --------
BALANCE AT MAY 31, 1996 (UNAUDITED)........  10,000,000   $5,000     $3,650        $ 6,761      $15,411
                                                  =====   ======     ======        =======      ========

                       See notes to financial statements.

                           MEGO MORTGAGE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1994 AND 1995
    AND THE NINE MONTHS ENDED MAY 31, 1995 (UNAUDITED) AND 1996 (UNAUDITED)

1.  NATURE OF OPERATIONS

     Mego Mortgage Corporation (the "Company") was incorporated on June 12, 1992, in the State of Delaware. The authorized capital stock of the Company is 50,000,000 shares of Common Stock with a par value of $.01 per share. The Company issued a total of 10,000,000 shares of its capital stock to Mego Financial Corp. ("Mego Financial"), a New York corporation, for $5,000,000 and became a wholly-owned subsidiary of Mego Financial. The Company, through its loan correspondents and home improvement contractors, is primarily engaged in the business of originating, servicing, pooling and selling home improvement loans ("Loans"), which qualify under the provisions of Title I of the National Housing Act which is administered by the U.S. Department of Housing and Urban Development ("HUD"). Pursuant to that program 90% of the principal balances of the Loans are U.S. government insured ("Title I Loans"), with a cumulative maximum equal to 10% of all Title I Loans originated by the Company. In May 1996, the Company commenced the origination of conventional home improvement loans through its network of loan correspondents.

     Interim Unaudited Financial Information -- In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting only of various normal accruals) necessary to present fairly the Company's financial position, results of operations and cash flows. The financial position at May 31, 1996 is not necessarily indicative of the financial position to be expected at August 31, 1996 and results of operations for the nine months ended May 31, 1996 are not necessarily indicative of the results of operations to be expected for the year ending August 31, 1996.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash Deposits, Restricted -- Restricted cash represents cash on deposit which is restricted in accordance with the Loan sale agreement and untransmitted funds received from collection of Loans which have not as yet been disbursed to the purchasers of such Loans in accordance with the Loan sale agreement.

     Loans Held for Sale -- Loans held for sale are carried at the lower of cost or market value in the accompanying balance sheets, net of allowance for credit losses. Cost includes the cost of origination.

     Mortgage Related Securities -- The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") on September 1, 1995. There was no cumulative effect as a result of adopting SFAS 115.

     In accordance with the provisions of SFAS No. 115, the Company classifies residual interests securities and interest only securities as trading securities which are recorded at fair value with any unrealized gains or losses recorded in the results of operations in the period of the change in fair value. Valuations at origination and at each reporting period are based on discounted cash flow analyses. The cash flows are estimated as the excess of the weighted average coupon on each pool of loans sold over the sum of the pass-through interest rate, a servicing fee, a trustee fee, an insurance fee and an estimate of annual future credit losses related to the loans securitized, over the life of the loans. These cash flows are projected over the life of the loans using prepayment, default, loss, and interest rate assumptions that market participants would use for similar financial instruments subject to prepayment, credit and interest rate risk and are discounted using an interest rate that a purchaser unrelated to the seller of such a financial instrument would demand.

     Revenue Recognition-Gain on Sales of Loans -- Gain on sale of loans includes the gain on sale of mortgage backed securities and the gain on sale of Loans. In accordance with EITF 88-11, the gain on sale of mortgage backed securities is determined by an allocation of the cost of the securities based on the relative fair value of the securities sold and the securities retained. The Company retains an interest only strip security and the residual interest security. The fair value of the interest only strip and residual interest security is the present value of the estimated cash flow to be received after considering the effects of estimated prepayments

                           MEGO MORTGAGE CORPORATION
and credit losses. The interest only strip and residual interest security are included in Mortgage related securities in the balance sheet.

     The present value of expected net cash flows from the sale of loans are recorded at the time of sale as Excess servicing rights. Excess servicing rights are amortized as a charge to income, as payments are received on the retained interest differential over the estimated life of the underlying Loans. Excess servicing rights are carried at the lower of unamortized cost or estimated fair value. The expected cash flows used to determine the Excess servicing rights asset have been reduced for potential losses under recourse provisions of the sales agreements. The Allowance for losses on loans sold with recourse represents the Company's estimate of losses to be incurred in connection with the recourse provisions of the sales agreements and is shown separately as a liability on the Company's balance sheet.

     In discounting cash flows related to loan sales the Company defers servicing income at annual rates of 1.00% to 1.25% and discounts cash flows on its sales at the rate it believes a purchaser would require as a rate of return. The cash flows were discounted to present value using discount rates which averaged 12.0% for the years ended August 31, 1994 and 1995 and the nine months ended May 31, 1995 and 1996, respectively. The Company has developed its assumptions based on experience with its own portfolio, available market data and ongoing consultation with its investment bankers.

     In determining expected cash flows, management considers economic conditions at the date of sale. In subsequent periods, these estimates may be revised as necessary using the original discount rate, and any losses arising from prepayment and loss experience will be recognized as realized.

     Mortgage Servicing Rights -- At August 31, 1995, effective September 1, 1994, the Company adopted the provisions of SFAS No. 122 "Accounting for Mortgage Servicing Rights, an amendment of SFAS No. 65" which requires that a mortgage banking enterprise recognize as separate assets the rights to service mortgage loans for others however those servicing rights are acquired. The effect of adopting SFAS No. 122 on the Company's financial statements was to increase income before income taxes by $1,076,000 for the year ended August 31, 1995. The fair value of capitalized mortgage servicing rights was estimated by taking the present value of expected net cash flows from mortgage servicing using assumptions the Company believes market participants would use in their estimates of future servicing income and expense, including assumptions about prepayment, default and interest rates. Capitalized mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income. The estimate of fair value was based on a one hundred basis points per annum servicing fee reduced by estimated costs of servicing using a discount rate of 12% for the nine months ended May 31, 1995, and a one hundred twenty-five basis points per annum servicing fee reduced by estimated costs of servicing using a discount rate of 12% for the nine months ended May 31, 1996. At August 31, 1995 and May 31, 1996, the capitalized servicing rights approximated fair value. The Company periodically reviews capitalized servicing fees receivable to evaluate for impairment. This review is performed on a disaggregated basis based on date of origination. Impairment is recognized in a valuation allowance for each pool in the period of impairment. The Company has developed its assumptions based on experience with its own portfolio, available market data and ongoing consultation with its investment bankers.

     Allowance for Credit Losses -- Provision for credit losses relating to unsold Loans is charged to income in amounts sufficient to maintain the allowance at a level considered adequate to provide for anticipated losses resulting from liquidation of outstanding Loans. The provision for credit losses is based upon periodic analysis of the portfolio, economic conditions and trends, historical credit loss experience, borrowers' ability to repay, collateral values and giving effect to estimated FHA Insurance recoveries on Title I Loans.

     Property and Equipment -- Property and equipment is stated at cost and is depreciated over its estimated life (5 years) using the straight-line method. Costs of maintenance and repairs that do not improve or extend the life of the respective assets are charged to expense. The cost and related accumulated depreciation of

                           MEGO MORTGAGE CORPORATION
property sold or retired are removed from the accounts and any gains or losses realized are included in the determination of income.

     Organizational Costs -- Organizational costs associated with the commencement of originating, purchasing, selling and servicing of Title I Loans are being amortized over a five year period which commenced on March 1, 1994. Such amortization is included in Depreciation and amortization. Accumulated amortization was $96, $289 and $434 at August 31, 1994 and 1995 and May 31, 1996, respectively.

     Loan Origination Costs and Fees -- Loan origination costs and fees including non-refundable Loan origination fees and incremental direct costs associated with Loan originations are deferred and amortized over the lives of the Loans. Unamortized Loan origination costs and fees are recorded as expense or income upon sale of the related Loans.

Allowance for Losses on Loans Sold with Recourse -- Recourse to the Company on sales of Loans is governed by the agreements between the purchasers and the Company. The allowance for losses on Loans sold with recourse represents the Company's best estimate of its probable future credit losses to be incurred over the life of the Loans, giving effect to estimated FHA Insurance recoveries on Title I Loans.

     Net Loan Servicing Income -- Fees for servicing Loans originated or acquired by the Company and sold with servicing rights retained are generally based on a stipulated percentage of the outstanding principal balance of such Loans and are recognized when earned. Interest received on Loans sold, less amounts paid to investors, is reported as Net loan servicing income. Capitalized excess servicing rights are amortized systematically to reduce Net loan servicing income to an amount representing normal servicing income and the present value discount. Late charges and other ancillary income are recognized when collected. Costs to service Loans are charged to income as incurred.

     Income Taxes -- For Federal income tax purposes the Company reports its income in a consolidated return filed by its parent, Mego Financial. As part of a tax sharing arrangement, the Company records a liability to Mego Financial for Federal income taxes calculated at the Federal statutory rate (currently 34%) applied to the Company's financial statement income before giving consideration to income tax expense. The Company also provides for state income taxes at the rate of 6% of Income before income taxes.

     Recently Issued Accounting Standards -- The Financial Accounting Standards Board (the "FASB") has issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 is effective for fiscal years beginning after December 15, 1995. The Company has not determined the effect upon adoption on results of operation or financial condition.

     The FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes financial accounting and reporting standards for stock-based employee compensation plans and for transactions in which an entity issues its equity instruments to acquire goods or services from nonemployees. SFAS 123 is generally effective for fiscal years beginning after December 15, 1995. The Company intends to provide the pro forma and other additional disclosure about stock-based employee compensation plans in its 1997 financial statements as required by SFAS 123.

     The FASB has issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides new accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. This statement also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings and requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value. It also requires that servicing assets be measured by

                           MEGO MORTGAGE CORPORATION
allocating the carrying amount between the assets sold and retained interests based on their relative fair values at the date of transfer. Additionally, this statement requires that the servicing assets and liabilities be subsequently measured by (a) amortization in proportion to and over the period of estimated net servicing income and (b) assessment for asset impairment or increased obligation based on their fair values. The Company has not adopted the new standard for the current period, but must adopt the new requirements effective January 1, 1997. The Company has not determined the effect on results of operations or financial condition in the period of adoption.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Income (Loss) Per Share -- Shares used in computing income (loss) per share include the weighted average of common stock outstanding during the period adjusted for the proposed sixteen-hundred-for-one stock split. There are no common stock equivalents.

     Reclassification -- Certain prior years information has been reclassified to conform with current period presentation.

     Stock Split -- The accompanying financial statements retroactively reflect a proposed sixteen-hundred-for-one stock split, an increase in authorized shares of Common Stock to 50,000,000 and the establishment of a $.01 par value per share which are to be effective before the effective date of the Registration Statement covering shares issued in the Company's initial public offering of its Common Stock.

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. Fair values are based on estimates using present value or other valuation techniques in cases where quoted market prices are not available. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

                           MEGO MORTGAGE CORPORATION

     Estimated fair values, carrying values and various methods and assumptions used in valuing the Company's financial instruments at May 31, 1996 are set forth below (in thousands of dollars).

                                                                         CARRYING   ESTIMATED FAIR
                                                                          VALUE         VALUE
                                                                         --------   --------------
Financial Assets:
  Cash(a)..............................................................  $    841      $    841
  Loans held for sale, net(b)..........................................     4,671         4,814
  Mortgage related securities(c).......................................    15,144        15,144
  Excess servicing rights(c)...........................................    12,796        12,796
  Mortgage servicing rights(c).........................................     2,738         2,738
Financial Liabilities:
  Notes and contracts payable(d).......................................     8,872         8,872

- ------------------------

(a) The carrying value of cash is considered to be a reasonable estimate of fair value.
(b) Since it is the Company's business to sell loans it originates, the fair value was estimated by using current investor yields or outstanding commitments from investors after consideration of non-qualified loans and the collateral securing such loans.
(c) The fair value was estimated by discounting future cash flows using rates available for instruments with similar terms and remaining maturities.
(d) Notes payable generally are adjustable rate and indexed to the prime rate; therefore, carrying value is a reasonable estimate of fair value. Contracts payable represent capitalized equipment leases with implicit fixed interest rates ranging from 8.81% to 9.93%, which approximate fair value in the aggregate.

     The fair value estimates made at May 31, 1996 were based upon pertinent market data and relevant information on the financial instruments at that time. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire portion of the financial instrument. Because no market exists for a portion of the financial instruments, fair value estimates may be based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For instance, the Company has certain fee-generating business lines (e.g., its loan servicing operations) that were not considered in these estimates since these activities are not financial instruments. In addition, the tax implications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

     Off-Balance Sheet Activities -- The Company is exposed to on-balance sheet credit risk related to its loans held for sale and mortgage related securities. The Company is exposed to off-balance sheet credit risk related to loans which the Company has committed to originate.

     The Company is party to financial instruments with off-balance sheet credit risk in the normal course of business. These financial instruments include commitments to extend credit to borrowers and commitments to purchase loans from others. As of August 31, 1995 and May 31, 1996, the Company had outstanding commitments to extend credit or purchase loans in the amounts of $53,447,000 and $49,120,000, respectively.

                           MEGO MORTGAGE CORPORATION

4.  LOANS HELD FOR SALE, NET

     Loans held for sale, net (in thousands of dollars) consisted of the following at:

                                                               AUGUST 31,
                                                            -----------------       MAY 31,
                                                             1994       1995         1996
                                                            ------     ------     -----------
                                                                                  (UNAUDITED)
    Loans held for sale...................................  $1,493     $3,750       $ 4,766
    Less: Allowance for credit losses.....................      30         74            95
                                                            ------     ------        ------
              Net total...................................  $1,463     $3,676       $ 4,671
                                                            ======     ======        ======

     The serviced Loan portfolio which includes Loans sold to investors and Loans retained by the Company aggregate approximately $8,027,000, $92,286,000 and $171,048,000 at August 31, 1994 and 1995 and May 31, 1996, respectively.

     At August 31, 1994 and 1995 and May 31, 1996, the Company was contingently liable for losses, to the extent not covered by FHA insurance, with respect to Loans sold with recourse totaling $6,555,000, $88,565,000 and $83,801,000, respectively.

     During the years ended August 31, 1994 and 1995 and the nine months ended May 31, 1996, the Company originated 497, 5,818 and 5,900 Title I and conventional loans respectively, with Loan proceeds of $8,133,000, $87,751,000 and $89,391,000, respectively. Additionally, the Company was servicing 11,700 Loans with an unpaid principal balance of $171,048,000 at May 31, 1996.

     The Company provides an allowance for credit losses, in an amount which in the Company's judgment will be adequate to absorb losses after FHA insurance recoveries on the Loans, that may become uncollectible. The Company's judgment in determining the adequacy of this allowance is based on its continual review of its portfolio of Loans which utilizes historical experience and current economic factors. These reviews take into consideration changes in the nature and level of the portfolio, current and future economic conditions which may affect the obligor's ability to pay, collateral values and overall portfolio quality. Changes in the allowance for credit losses for Loans (in thousands of dollars) consisted of the following:

                                                               FOR THE YEARS
                                                               ENDED AUGUST
                                                                    31,          FOR THE NINE
                                                               -------------     MONTHS ENDED
                                                                                   MAY 31,
                                                               1994     1995         1996
                                                               ----     ----     ------------
                                                                                 (UNAUDITED)
    Balance at beginning of year.............................  $--      $ 96        $  960
    Provisions for credit losses on Company generated
      Loans..................................................   68       864           815
    Provision for credit losses on acquired Loans............   28        --            --
    Reductions due to reacquisition and securitization.......   --        --          (842)
                                                               ---      ----         -----
    Balance at end of year...................................  $96      $960        $  933
                                                               ===      ====         =====
    Allowance for credit losses..............................  $30      $ 74        $   95
    Allowance for Loans sold with recourse...................   66       886           838
                                                               ---      ----         -----
              Total..........................................  $96      $960        $  933
                                                               ===      ====         =====

                           MEGO MORTGAGE CORPORATION

5.  MORTGAGE RELATED SECURITIES

     Mortgage related securities are classified as trading securities and are carried at estimated market value. Changes in the estimated market value are recorded in current operations. As of May 31, 1996 mortgage related securities (in thousands of dollars) consisted of the following:

    Interest only security.....................................................  $ 2,992
    Residual interest security.................................................   12,152
                                                                                 -------
              Total............................................................  $15,144
                                                                                 =======

6.  EXCESS SERVICING RIGHTS

     Activity in excess servicing rights (in thousands of dollars) consisted of the following:

                                                     FOR THE YEARS       FOR THE NINE MONTHS
                                                    ENDED AUGUST 31,        ENDED MAY 31,
                                                    ----------------     -------------------
                                                    1994      1995        1995        1996
                                                    ----     -------     ------     --------
    Beginning balance.............................  $ --     $   904     $  904     $ 14,483
    Plus additions................................   904      14,098      7,084       15,675
    Less amortization.............................    --        (519)      (241)      (1,730)
    Less transfers to securities..................    --          --         --      (15,632)
                                                    ----     -------     ------     --------
              Ending balance......................  $904     $14,483     $7,747     $ 12,796
                                                    ====     =======     ======     ========

     The Company sold $6,555,000, $85,182,000 and $88,073,000 of Title I Loans
in the fiscal years ended August 31, 1994 and 1995 and the nine months ended May 31, 1996, respectively, at an average yield to the purchaser of 8.5%, 8.4% and 7.1%, respectively.

     During the nine months ended May 31, 1995 and 1996, the Company sold $55,889,000 and $88,073,000 of Title I Loans to financial institutions. From the proceeds $43,688,000 and $79,856,000, respectively, were used to pay debt. The Title I Loans bear interest rates averaging 14.5% and 14.3%, respectively, and were sold to yield returns averaging 8.6% and 7.1%, respectively, to the purchaser, with any excess interest received from the obligors being payable to the Company.

     During the years ended August 31, 1994 and 1995 and the nine months ended May 31, 1996, amortization of the Excess servicing rights was zero, $519,000 and $1,730,000, respectively, and reduces Net loan servicing income.

     Of the Title I Loans sold in the year ended August 31, 1995, $56,922,000 of such Loans were sold to a purchaser, in a series of sales commencing on April 21, 1995, under a continuing sales agreement which provides for the yield to the purchaser to be adjusted monthly to a rate equal to 200 basis points (2%) per annum over the one-month London Interbank Offered Rate ("LIBOR"). LIBOR was 5.875% per annum at August 31, 1995. Certain loans were reacquired and sold as part of a securitization in March 1996. The principal balance of Loans subject to the LIBOR adjustment was $28,823,000 at May 31, 1996. The effect of an increase or decrease in LIBOR of 100 basis points (1.0%) applied to those Loans would be a decrease or increase, respectively, to the Company's future pre-tax income of approximately $953,000.

     The Company's serviced portfolio is geographically diversified within the United States. The Company services mortgage loans in 45 states and the District of Columbia. At May 31, 1996, 38% of the dollar value of loans serviced had been originated in California and no other state accounted for more than 10% of the serviced portfolio. The risk inherent in such concentration is dependent upon regional and general economic stability which affects property values and the financial well-being of the borrowers.

                           MEGO MORTGAGE CORPORATION

7.  MORTGAGE SERVICING RIGHTS

     Activity in mortgage servicing rights (in thousands of dollars) consisted of the following:

                                                          FOR THE YEARS       FOR THE NINE
                                                          ENDED AUGUST        MONTHS ENDED
                                                               31,               MAY 31,
                                                         ---------------     ---------------
                                                         1994      1995      1995      1996
                                                         ----     ------     ----     ------
    Beginning balance..................................  $ --     $   --     $ --     $1,076
    Plus additions.....................................    --      1,176      697      2,023
    Less amortization..................................    --       (100)     (46)      (361)
                                                         ----     ------     ----     ------
              Ending balance...........................  $ --     $1,076     $651     $2,738
                                                         ====     ======     ====     ======

     As indicated in Note 2, the Company adopted the provisions of SFAS No. 122 effective September 1, 1994.

8.  PROPERTY AND EQUIPMENT

     Property and equipment (in thousands of dollars) consisted of the following at:

                                                                 AUGUST 31,
                                                               --------------     MAY 31,
                                                               1994     1995       1996
                                                               ----     -----     -------
    Office equipment and furnishings.........................  $180     $ 337     $  617
    Vehicles.................................................    --        34         34
    EDP equipment............................................    83       166        374
                                                               ----     -----     -------
                                                                263       537      1,025
    Less accumulated depreciation............................   (26)     (108)      (225 )
                                                               ----     -----     -------
              Total property and equipment, net..............  $237     $ 429     $  800
                                                               ====     =====     ========

9.  OTHER ASSETS

     Other assets (in thousands of dollars) consisted of the following at:

                                                                AUGUST 31,
                                                               -------------       MAY 31,
                                                               1994     1995        1996
                                                               ----     ----     -----------
                                                                                 (UNAUDITED)
    Deferred loan costs......................................  $ 50     $129        $ 104
    Software costs, net of amortization (Note 13)............   117      127          163
    Other....................................................    71       60          298
                                                               ----     ----         ----
              Total..........................................  $238     $316        $ 565
                                                               ====     ====         ====

10.  NOTES AND CONTRACTS PAYABLE

     Notes and contracts payable (in thousands of dollars) consisted of the following at:

                                                                   AUGUST 31,
                                                                  -------------     MAY 31,
                                                                  1994    1995       1996
                                                                  ----   ------   -----------
                                                                                  (UNAUDITED)
    Note payable -- warehouse line of credit....................  $373   $1,039     $ 3,012
    Note payable -- demand......................................    --       --       5,000
    Contracts payable...........................................   264      419         860
                                                                  ----   ------      ------
              Total.............................................  $637   $1,458     $ 8,872
                                                                  ====   ======      ======

                           MEGO MORTGAGE CORPORATION

     Notes payable at May 31, 1996 included $3,012,000 of borrowings outstanding under a Warehousing Credit and Security Agreement with a bank that provides available credit facilities up to $20,000,000. The outstanding borrowings bear interest at the bank's prevailing prime rate plus 1% (9.25% at May 31, 1996) and are collateralized by security interests in the Company's Loans held for sale. The revolving line of credit is due for renewal on August 9, 1997. Availability of borrowings under this credit facility is subject to certain conditions as specified in such agreement. Beginning as of August 11, 1995, the terms of this credit facility contain, among other provisions, financial covenants requiring the maintenance of a minimum tangible net worth of $7,500,000 (changed to $12,500,000 in August 1996), a minimum level of profitability of at last $500,000 per six month period and certain restrictions, including but not limited to, restrictions on additional indebtedness. This note is guaranteed by Mego Financial.

     In addition to the $20.0 million warehouse line of credit, at May 31, 1996, the Company had a $5.0 million demand note facility from the same lender expiring August 31, 1996, bearing interest at the bank's prime rate plus 2%, with respect to which $5.0 million was outstanding on that date. This facility was secured by a pledge of the Company's Excess servicing rights (together with the Mortgage related securities). As of June 28, 1996, this facility was replaced by a $10.0 million revolving credit loan from the same lender, with the same security. The new facility has an eighteen month revolving credit period followed by a thirty month payment period, and requires the Company to maintain a minimum tangible net worth of $12.5 million and a minimum level of profitability of at least $500,000 per rolling six month period. Borrowings under this facility cannot exceed the lesser of (a) 40% of the Company's Excess servicing rights and Mortgage related securities or (b) six times the aggregate of the Excess servicing rights and Mortgage related securities payments actually received by the Company over the most recent three month period. The agreement contains certain restrictions, including but not limited to, restrictions on additional indebtedness. Both lines of credit have been guaranteed by Mego Financial.

     At August 31, 1994 and 1995 and the nine months ended May 31, 1996, Contracts payable consisted of $264,000, $419,000 and $860,000, respectively, in obligations under lease purchase arrangements secured by Property and equipment, bearing an interest rate of prime plus 1%.

     The prime rate of interest was 8.25% at May 31, 1996.

     Scheduled maturities of the Company's debt, excluding lines of credit of $8,012,000 at May 31, 1996 are as follows (in thousands of dollars):

                      FOR THE YEARS ENDED AUGUST 31,
          -------------------------------------------------------
TOTAL     1996     1997     1998     1999     2000     THEREAFTER
- -----     ----     ----     ----     ----     ----     ----------
$860      $46      $224     $246     $192     $145         $7
====      ====      ===     ====     ====     ====       ====

11.  PAID IN CAPITAL

     During fiscal 1995, Mego Financial contributed $3,000,000 to the Company as Additional paid in capital. During fiscal 1994, Mego Financial contributed $650,000 to the Company as Additional paid in capital by the issuance of 475,000 shares of Common Stock of Mego Financial to an unrelated company for its services in obtaining the necessary HUD approval, state licensing and other matters in connection with the organization of the Company.

12.  COMMITMENTS

     The Company leases its main office under the terms of a lease that expires March 31, 1999. During fiscal 1994, 1995 and the nine months ended May 31, 1996, the Company's rent expense related to this lease was $54,000, $154,000 and $123,000, respectively. Future minimum rental payments under the lease (in thousands of dollars) are set forth below. In April 1996, the Company executed a lease in another location on space for

                           MEGO MORTGAGE CORPORATION
its main offices which it will occupy in September 1996. The 1996 lease commences September 1, 1996, expires August 31, 2002 and is guaranteed by Mego Financial. Future minimum rental payments under the lease (in thousands of dollars) are set forth below.

                                                                            1995     1996
                        FOR THE YEARS ENDED AUGUST 31,                      LEASE   LEASE
    ----------------------------------------------------------------------  -----   ------
    1996..................................................................  $  42   $   --
    1997..................................................................    169      774
    1998..................................................................    169      902
    1999..................................................................     84      921
    2000..................................................................     --      939
    Thereafter............................................................     --    1,935
                                                                             ----   ------
              Total.......................................................  $ 464   $5,471
                                                                             ====   ======

13.  RELATED PARTY TRANSACTIONS

     During the years ended August 31, 1994 and 1995 and the nine months ended May 31, 1996, an affiliated company, Preferred Equities Corporation ("PEC"), provided certain services to the Company including loan servicing and collection of $13,000, $174,000 and $479,000, respectively. In addition, certain expenses including executive, accounting, legal, management information, advertising and promotional materials totalling $442,000, $690,000 and $503,000 are included in General and administrative expenses for the years ended August 31, 1994 and 1995 and the nine months ended May 31, 1996, respectively. Included in Interest expense for the year ended August 31, 1995 and the nine months ended May 31, 1996, is $85,000 and $23,000 related to advances from PEC. At August 31, 1995, PEC transferred the related receivable to Mego Financial.

     During the years ended August 31, 1994, 1995 and the nine months ended May 31, 1996, the Company paid PEC for developing certain computer programming (see
Note 8), incurring costs of $130,000, $36,000 and $56,000, respectively. The Company is amortizing these costs over a five year period. During fiscal 1994 and 1995 and for the nine months ended May 31, 1996, amortization of $13,000, $26,000 and $20,000, respectively, was included in expense.

     At May 31, 1996 and at August 31, 1995, the Company had a non-interest bearing liability to Mego Financial of $11,963,000 and $8,453,000, respectively, for Federal income taxes and cash advances, which is due on demand and has not as yet been paid. At August 31, 1994, the Company had a receivable from PEC of $276,000 resulting from an adjustment in charges for services to the Company, which amount was subsequently paid during September 1994.

     It is the Company's belief that Mego Financial, its parent, will continue to provide the Company with sufficient financial support, as circumstances warrant, to enable the Company to meet its obligations as they become due. However, Mego Financial has no contractual obligation to provide such support other than its guaranty of the warehouse line of credit, revolving credit loan and operating lease described in Notes 10 and 12.

                           MEGO MORTGAGE CORPORATION

14.  INCOME TAXES

     As described in Note 2, the Company records a liability to Mego Financial for Federal income taxes at the statutory rate (currently 34%) applied to Income before income taxes. State income taxes are computed at the appropriate state rate (6%) net of any available operating loss carryovers and are recorded as State income taxes payable. For the years ended August 31, 1994 and 1995, Income tax expense has been computed (in thousands of dollars) as follows:


                                                               FOR THE YEARS
                                                                   ENDED         FOR THE NINE
                                                                 AUGUST 31,      MONTHS ENDED
                                                              ----------------     MAY 31,
                                                               1994      1995        1996
                                                              -------   ------   ------------
                                                                                 (UNAUDITED)
    Income (loss) before income taxes.......................  $(1,511)  $5,919      $7,463
                                                              =======   ======      ======
    Federal income taxes at 34% of income...................  $    --   $2,013      $2,385
    State income taxes at 6% of income after application of
      prior year carryforward...............................       --      264         448
                                                              -------   ------      ------
    Income tax expense......................................  $    --   $2,277      $2,833
                                                              =======   ======      ======

     As part of a tax sharing arrangement, the Company records a liability to its parent, Mego Financial, for Federal income taxes calculated at the Federal statutory rate (currently 34%) applied to the Company's financial statement income before giving consideration to income tax expense.

     Income tax expense (benefit) is comprised of the following:

                                                        YEARS ENDED AUGUST
                                                               31,             NINE MONTHS
                                                        ------------------      ENDED MAY
                                                        1994         1995       31, 1996
                                                        -----       ------     -----------
    Current...........................................  $  --       $1,670       $ 1,340
    Deferred..........................................     --          607         1,493
                                                        -----       ------     -----------
              Total...................................  $  --       $2,277       $ 2,833
                                                        =====       ======     ============

                           MEGO MORTGAGE CORPORATION

     Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, (b) temporary differences between the timing of revenue recognition for book purposes and income tax purposes and (c) operating loss and tax credit carryforwards. The tax effects of significant items comprising the Company's net deferred tax liability as of August 31, 1994 and 1995, and May 31, 1996 (in thousands of dollars), are as follows:

                                                                 AUGUST 31,
                                                              ----------------     MAY 31,
                                                              1994       1995       1996
                                                              -----     ------     -------
    Deferred tax liabilities:
         Difference between book and tax carrying value of
           assets...........................................  $  --     $    1     $  117
         Timing of revenue recognition......................     --        541      1,283
         Mortgage servicing rights..........................     --        366        931
                                                              -----     ------     -------
                                                                 --        908      2,331
                                                              -----     ------     -------
    Deferred tax assets:
         Operating loss carryforward........................    514         --         --
         Difference between book and tax carrying value of
           assets...........................................      5         --         --
         Timing of revenue recognition......................     22        301        285
                                                              -----     ------     -------
                                                                541        301        285
                                                              -----     ------     -------
    Valuation allowance.....................................    541         --         --
                                                              -----     ------     -------
              Net deferred tax liability....................  $  --     $  607     $2,046
                                                              -----     ------     -------

15.  RESTATEMENT

     Subsequent to the issuance of its financial statements for the year ended August 31, 1994, the Company determined that certain adjustments were required to be made to the previously reported amounts as of and for the year ended August 31, 1994.

     As a result, the Company restated such previously reported amounts to reflect appropriate estimates and assumptions used to determine the discounted revenue related to the gain on Loans sold by the Company during fiscal 1994, to properly record deferred loan origination costs included in Loans held for sale, net and to write-off certain expenses previously included in Organizational costs. The restatement also included other miscellaneous adjustments.

     A summary of the effect of the restatement on the Balance Sheet at August 31, 1994 is as follows (in thousands of dollars):

                                                                    AS PREVIOUSLY
                                                                      REPORTED      AS RESTATED
                                                                    -------------   -----------
    Loans held for sale, net......................................     $ 1,416        $ 1,463
    Excess servicing rights.......................................       1,246            904
    Due from affiliate............................................         145            276
    Organizational costs, net of amortization.....................       1,756            867
    Other assets..................................................         271            238
    Accounts payable and accrued liabilities......................         230            280
    Allowance for losses on Loans sold with recourse..............          59             66
    Accumulated deficit...........................................        (368)        (1,511)

                           MEGO MORTGAGE CORPORATION

     A summary of the effect of the restatement on the Statement of Operations for the year ended August 31, 1994 is as follows (in thousands of dollars):

                                                                    AS PREVIOUSLY
                                                                      REPORTED      AS RESTATED
                                                                    -------------   -----------
    Gain on sale of Loans.........................................     $ 1,206        $   579
    Interest income...............................................         298            279
    Interest......................................................          79            129
    Provision for credit losses...................................         133             96
    Depreciation and amortization.................................         189            136
    Commissions and selling.......................................          --             13
    General and administrative....................................       1,471          1,995
    Net loss......................................................        (368)        (1,511)

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................    8
Use of Proceeds...........................   17
Dividend Policy...........................   18
Dilution..................................   18
Capitalization............................   19
Selected Financial Data...................   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   22
Business..................................   31
Management................................   46
Principal Stockholders....................   50
Certain Transactions......................   51
Description of Note Offering..............   52
Description of Capital Stock..............   53
Shares Eligible for Future Sale...........   55
Underwriting..............................   56
Legal Matters.............................   57
Experts...................................   57
Additional Information....................   57
Index to Financial Statements.............  F-1

                             ---------------------
    UNTIL           , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                2,000,000 SHARES

                           MEGO MORTGAGE CORPORATION

                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                            ------------------------

                            OPPENHEIMER & CO., INC.

                              FRIEDMAN, BILLINGS,

                               RAMSEY & CO., INC.
                                             , 1996
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant estimates that expenses in connection with the offering described in this registration statement will be as follows:

    Securities and Exchange Commission registration fee.......................  $ 11,104
    NASD filing fee...........................................................     3,720
    Nasdaq National Market listing fee........................................     *
    Printing expenses.........................................................     *
    Accounting fees and expenses..............................................     *
    Legal fees and expenses...................................................     *
    Fees and expenses (including legal fees) for qualifications under state
      securities laws.........................................................     *
    Transfer agent's fees and expenses........................................     *
    Miscellaneous.............................................................     *
                                                                                --------
              Total...........................................................  $  *
                                                                                ========

- ---------------

* To be provided by amendment

     All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq listing fee are estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145(a) of the Delaware General Corporation Law (the "GCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

     Section 145(b) of the GCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

     Section 145 of GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsection (a) and (b) or in the defense of any claim, issue or matter therein, such officer or director shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such officer or director and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     As permitted by Section 102(b)(7) of the GCL, the Company's Amended and Restated Certificate of Incorporation provides that a director shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. However, such provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of fiduciary duty.

     The Company's Bylaws require the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

     In addition, the Company's Bylaws require the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Any indemnification (unless ordered by a court) made by the Company may be only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct as set forth above. Such determination must be made (i) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

     To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any covered action, suit or proceeding, or in defense of any covered claim, issue or matter therein, he will be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorized in the Amended and Restated Certificate of Incorporation. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate.

     The Company presently maintains policies of directors' and officers' liability insurance in the amount of $30.0 million.

     Pursuant to the Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with the Offering, including certain liabilities under the Securities Act of 1933, as amended.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     No securities that were not registered under the 1933 Act have been issued or sold by the Registrant within the past three years.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

EXHIBIT
NUMBER                                            DESCRIPTION
- -------        ----------------------------------------------------------------------------------
  1.1*     --  Underwriting Agreement.
  3.1*     --  Amended and Restated Certificate of Incorporation of the Registrant.
  3.2*     --  By-laws of the Registrant, as amended.
  4.1*     --  Specimen Common Stock Certificate.
  5.1*     --  Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A.
 10.1*     --  Stock Option Plan
10.2(1)    --  Agreement for Line of Credit and Commercial Promissory Note between the Registrant and First National Bank of Boston, dated January 4, 1994.
10.3(1)    --  Agreement between the Registrant and Hamilton Consulting, Inc., dated January 31,
               1994.
10.4(1)    --  Loan Purchase and Sale Agreement dated March 22, 1994, between the Registrant as
               Buyer, and Southwest Beneficial Finance, Inc. as Seller.
10.5(1)    --  Master Loan Purchase and Servicing Agreement dated as of August 26, 1994, between the Registrant as Seller, and First National Bank of Boston, as Purchaser.
10.6(2)    --  Master Loan Purchase and Servicing Agreement dated April 1, 1995, by and between
               Greenwich Capital Financial Products, Inc. and the Registrant.
10.7(2)    --  Participation and Servicing Agreement dated May 25, 1995, by and between Atlantic
               Bank, N.A. and the Registrant.
10.8(2)    --  Warehousing Credit and Security Agreement, dated as of August 11, 1995, between the Registrant and First National Bank of Boston.
 10.9*     --  Tax Sharing Agreement among the Registrant, Mego Financial Corp., Preferred
               Equities Corporation and the subsidiaries of Preferred Equities Corporation.
 10.10*    --  Servicing Agreement between the Registrant and Preferred Equities Corporation.
 10.11     --  Servicing Agreement by and among Mego Mortgage FHA Title I Loan Trust 1996-1,
               First Trust of New York, National Association, as Trustee, Norwest Bank Minnesota,
               N.A., as Master Servicer and the Registrant, as Servicer dated as of March 21,
               1996.
 10.12     --  Loan Purchase Agreement between Financial Asset Securities Corp., as Purchaser, and the Registrant, as Seller, dated as of March 21, 1996.
 10.13*    --  Indemnification Agreement among MBIA Insurance Corporation, as Insurer, the
               Registrant, as Seller and Greenwich Capital Markets, Inc. as Underwriter, dated as of March 29, 1996.

EXHIBIT
NUMBER                                            DESCRIPTION
- -------        ----------------------------------------------------------------------------------
 10.14     --  Pooling and Servicing Agreement, dated as of March 21, 1996, among the Registrant,
               Financial Asset Securities Corp., as Depositor, First Trust of New York, National
               Association, as Trustee and Contract of Insurance Holder and Norwest Bank
               Minnesota, N.A., as Master Servicer.
 10.15*    --  Insurance Agreement among MBIA Insurance Corporation, as Insurer, Norwest Bank
               Minnesota, N.A., as Master Servicer, the Registrant, as Seller, Servicer and
               Claims Administrator, Financial Asset Securities Corp., as Depositor, Greenwich
               Capital Financial Products, Inc., and First Trust of New York, National
               Association, as Trustee and Contract of Insurance Holder, dated as of March 21,
               1996.
 10.16*    --  Credit Agreement dated as of June 28, 1996 between the Registrant and First
               National Bank of Boston as Agent.
 10.17     --  Loan Purchase Agreement dated as of August 1, 1996 between Financial Asset
               Securities Corp., as Purchaser, and the Registrant, as Seller.
 10.18     --  Pooling and Servicing Agreement dated as of August 1, 1996 between Financial Asset
               Securities Corp., as Purchaser, and the Registrant, as Seller.
 10.19*    --  Amendment No. 1 to Warehousing Credit and Security Agreement dated as of August 9,
               1996 between the Registrant and First National Bank of Boston.
 10.20*    --  Office Lease by and between MassMutual and the Registrant dated April 1996.
 10.21*    --  Amendment to Master Loan Purchase and Servicing Agreement between Greenwich
               Capital Financial Products, Inc. and the Registrant dated February 1, 1996.
 10.22*    --  Amendment No. 2 to Master Loan Purchase and Servicing Agreement between Greenwich
               Capital Financial Products, Inc. and the Registrant dated July 1, 1996.
 10.23*    --  Management Agreement between Mego Financial Corp. and the Registrant dated October
               1996.
 10.24*    --  Employment Agreement between the Registrant and Jeffrey S. Moore dated January 1,
               1994.
 10.25*    --  Form of Indenture to be entered into between the Registrant and the Indenture
               Trustee.
 12.1      --  Computation of Ratio of Earnings to Fixed Charges.
 21.1      --  Subsidiaries of the Registrant.
 23.1*     --  Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (to be
               included in its opinion to be filed as Exhibit 5.1*).
 23.2      --  Consent of Deloitte & Touche LLP.
 24.1      --  Reference is made to the Signatures section of this Registration Statement for the
               Power of Attorney contained therein.
 27.1      --  Financial Data Schedule

- ---------------

  * To be filed by amendment
(1) Filed as part of the Form 10-K for the fiscal year ended August 31, 1994 of Mego Financial Corp. and incorporated herein by reference.
(2) Filed as part of the Form 10-K for the fiscal year ended August 31, 1995 of Mego Financial Corp. and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 20, 1996.

                                          MEGO MORTGAGE CORPORATION

                                          By:      /s/  JEROME J. COHEN
                                            ------------------------------------
                                                      Jerome J. Cohen,
                                              Chairman of the Board and Chief
                                                      Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerome J. Cohen and Don A. Mayerson and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                  SIGNATURE                               TITLE                    DATE
- ---------------------------------------------  ---------------------------  -------------------
          /s/  JEROME J. COHEN                 Chairman of the Board and     September 20, 1996
- ---------------------------------------------    Chief Executive Officer
               Jerome J. Cohen

         /s/  JEFFREY S. MOORE                 President, Chief Operating    September 20, 1996
- ---------------------------------------------    Officer and Director
              Jeffrey S. Moore

          /s/  JAMES L. BELTER                 Executive Vice President      September 20, 1996
- ---------------------------------------------    and Chief Financial
               James L. Belter                   Officer

        /s/  ROBERT NEDERLANDER                Director                      September 20, 1996
- ---------------------------------------------
             Robert Nederlander

         /s/  HERBERT B. HIRSCH                Director                      September 20, 1996
- ---------------------------------------------
              Herbert B. Hirsch

          /s/  DON A. MAYERSON                 Director                      September 20, 1996
- ---------------------------------------------
               Don A. Mayerson